As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158503
Registration No. 333-158503-01

Offer To Exchange

Common Shares of

Tanger Factory Outlet Centers, Inc.

for

Any and All Outstanding 3.75% Exchangeable Senior Notes Due 2026 of

Tanger Properties Limited Partnership

Subject to the terms and conditions described in this prospectus

Tanger Properties Limited Partnership, or the Operating Partnership, hereby offers, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange common shares, $0.01 par value per share, or Company Common Shares, of Tanger Factory Outlet Centers, Inc., or the Company, for any and all of its outstanding 3.75% exchangeable senior notes due 2026, or the Notes. An aggregate principal amount of $149.5 million of Notes is currently outstanding. Holders who validly tender and do not validly withdraw their Notes prior to 5:00 p.m., New York City time, on Thursday, May 7, 2009 will receive, for each $1,000 principal amount of Notes, the following:

•

a number of Company Common Shares equal to (i) 27.7434 (the exchange rate of the Notes for a holder exchanging as of April 9, 2009) plus (ii) the quotient of (A) $215.00 divided by (B) the Collared Average VWAP (as defined below); and

•	accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash.

The “Collared Average VWAP” means the arithmetic average of the Daily VWAPs (as defined below) on each day of the Averaging Period (as defined below); provided, however, that (1) if such arithmetic average is less than $24.00, or the Minimum VWAP, then the Collared Average VWAP will be deemed to be the Minimum VWAP, and (2) if such arithmetic average is greater than $40.00, or the Maximum VWAP, then the Collared Average VWAP will be deemed to be the Maximum VWAP.

The “Averaging Period” means the eight trading days beginning on Friday, April 24, 2009 and ending on Tuesday, May 5, 2009.

The “Daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SKT.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one Company Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Collared Average VWAP and the total amount of Company Common Shares to be received for each $1,000 principal amount of Notes tendered will be fixed after 5:00 p.m., New York City time, on Tuesday, May 5, 2009 and announced by means of a press release prior to the opening of trading on Wednesday, May 6, 2009.

The Collared Average VWAP is $33.2584. For each $1,000 principal amount of Notes that is validly tendered and not validly withdrawn in the exchange offer, 34.2079 Company Common Shares will be issued.

Company Common Shares are listed on the New York Stock Exchange, or NYSE, under the symbol “SKT”. The closing price of Company Common Shares on May 5, 2009 was $30.84 per share. The Company Common Shares offered by this prospectus have been approved, upon notice of issuance, for listing on the NYSE.

The exchange offer will expire at 5:00 p.m., New York City time, on Thursday, May 7, 2009, unless the exchange offer is extended or earlier terminated by the Operating Partnership.

Consummation of the exchange offer is subject to the conditions described in “The Exchange Offer—Conditions of the Exchange Offer”. The exchange offer is not conditioned on any minimum principal amount of Notes being tendered.

See “Risk Factors” beginning on page 10 for a discussion of factors you should consider in evaluating this exchange offer.

None of the Company, the Operating Partnership, the exchange agent, the information agent, the dealer managers or any other person is making any recommendation as to whether you should choose to tender your Notes in the exchange offer. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.

Merrill Lynch & Co.

Dealer Managers

Prospectus dated April 9, 2009 (as amended on May 5, 2009).

As used in this prospectus, unless the context indicates otherwise, the term “Company” refers to Tanger Factory Outlet Centers, Inc. and its subsidiaries and the term “Operating Partnership” refers to Tanger Properties Limited Partnership and its subsidiaries. The terms “we,” “our” and “us” refer to the Operating Partnership or the Operating Partnership and the Company together with their consolidated subsidiaries, as the context requires.

You should rely only on the information contained or incorporated by reference in this prospectus. None of the Company, the Operating Partnership or the dealer managers has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither the Company nor the Operating Partnership is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of May 5, 2009 only. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act of 1933, as amended, or the Securities Act, to register the Company Common Shares offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The Company and the Operating Partnership file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the Company or the Operating Partnership files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also obtain these materials from us at no cost by directing a written or oral request to us at Tanger Factory Outlet Centers, Inc., 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408, Attn: Corporate Secretary., or by calling our Investor Relations Department at (336) 834-6863, or at our website at www.tangeroutlet.com. Except for the documents described below, information on our website is not otherwise incorporated by reference into this prospectus. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including the Company and the Operating Partnership, that file electronically with the SEC.

The Operating Partnership’s Annual Report on Form 10-K for year ended December 31, 2008 was previously filed with the SEC and is annexed to, and included in this prospectus as Annex A. This document contains important information about the Operating Partnership and the Operating Partnership’s financial condition.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates important business and financial information about the Company from documents filed with the SEC that are not included in or delivered with this prospectus. The SEC permits us to “incorporate by reference” important information by referring you to another document filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this prospectus, unless superseded by information included in this prospectus or by information in subsequently filed documents that we incorporate by reference in this prospectus.

Specifically, we incorporate herein by reference the documents set forth below:

Tanger Factory Outlet Centers, Inc.:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Current Reports on Form 8-K filed on January 5, 2009, April 9, 2009 and April 24, 2009;

•	Amendment to Current Report on Form 8-K/A filed on March 20, 2009;

•	Definitive proxy statement filed on March 27, 2009; and

•	Definitive additional proxy materials filed on March 27, 2009.

In addition, we also incorporate by reference into this prospectus all documents that the Company files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, from May 5, 2009 to the date that the exchange offer is completed (or the date that the exchange offer is terminated). These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02, 7.01 or 9.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You may request any of the documents incorporated by reference herein (excluding exhibits) as described above under “Where You Can Find Additional Information.”

You should rely only on the information in this prospectus or incorporated by reference into this prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than May 5, 2009 or the date of any document incorporated by reference in this prospectus, as applicable. The business, financial condition, results of operations and prospects of the Company and the Operating Partnership may have changed since that date. We are not making any offer to sell (or soliciting any offer to buy) any securities in any state where it is unlawful to do so.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information you should consider before deciding whether to participate in the exchange offer. You should read this entire prospectus carefully, including the section titled “Risk Factors,” before making an investment decision.

The Company and the Operating Partnership

Our Business

We are one of the largest owners and operators of factory outlet centers in the United States. We are a fully-integrated, self-administered and self-managed real estate investment trust, or REIT, which focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. As of March 31, 2009, we owned and operated 31 outlet centers, with a total gross leasable area of approximately 9.2 million square feet. These factory outlet centers were 94% occupied and contained over 1,900 stores, representing approximately 350 store brands. We also operate and have partial ownership interests in two outlet centers totaling approximately 950,000 square feet.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, the Operating Partnership. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership.

Ownership of Company Common Shares is restricted to preserve our status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of the outstanding Company Common Shares or 9.8% of the Company’s outstanding 7.5% Class C Cumulative Preferred Shares, or Class C Preferred Shares. We also operate in a manner intended to enable us to preserve our status as a REIT, including, among other things, making distributions with respect to the outstanding Company Common Shares equal to at least 90% of our taxable income each year.

The Company is a North Carolina corporation that was incorporated in March 1993, and the Operating Partnership is a North Carolina limited partnership that was formed in May 1993. Our executive offices are currently located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina, 27408 and our telephone number is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. The contents of our website are not part of this prospectus.

The Exchange Offer

We have summarized the terms of this exchange offer in this section. Before you decide whether to tender your Notes in this exchange offer, you should read the detailed description of the exchange offer in the section entitled “The Exchange Offer.”

The Exchange Offer	The Operating Partnership is offering, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange Company Common Shares for any and all of its outstanding Notes. Holders who validly tender and do not validly withdraw their Notes prior to 5:00 p.m., New York City time, on the expiration date (as defined below) will receive for each $1,000 principal amount of Notes the following:

•

a number of Company Common Shares equal to (i) 27.7434 (the exchange rate of the Notes for a holder exchanging as of April 9, 2009), or the Fixed Shares, plus (ii) the quotient of (A) $215.00 divided by (B) the Collared Average VWAP (as defined below), or the Variable Shares, and together with the Fixed Shares, the Offer Consideration; and

•	accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash.

The “Collared Average VWAP” means the arithmetic average of the Daily VWAPs (as defined below) on each day of the Averaging Period (as defined below); provided, however, that (1) if such arithmetic average is less than $24.00, or the Minimum VWAP, then the Collared Average VWAP will be deemed to be the Minimum VWAP, and (2) if such arithmetic average is greater than $40.00, or the Maximum VWAP, then the Collared Average VWAP will be deemed to be the Maximum VWAP.

The “Averaging Period” means the eight trading days beginning on Friday, April 24, 2009 and ending on Tuesday, May 5, 2009.

The “Daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SKT.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one Company Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Collared Average VWAP and the total amount of Company Common Shares to be received for each $1,000 principal amount of Notes tendered will be fixed after 5:00 p.m., New York City time, on Tuesday, May 5, 2009 and announced by means of a press release prior to the opening of trading on Wednesday, May 6, 2009.

The Collared Average VWAP is $33.2584. For each $1,000 principal amount of Notes that is validly tendered and not validly withdrawn in the exchange offer, 34.2079 Company Common Shares will be issued.

For sample calculations of the number of Company Common Shares to be delivered in respect of each $1,000 principal amount of Notes, see “The Exchange Offer—Sample Calculations of Company Common Shares to be Delivered.”

The amount of Fixed Shares is equal to the current exchange rate of the Notes, which is 27.7434 Company Common Shares for each $1,000 principal amount of Notes. This amount is equal to the initial exchange rate of the Notes of 27.6856 Company Common Shares for each $1,000 principal amount of Notes, adjusted in accordance with the terms of the indenture governing the Notes to reflect those cash dividends paid on the Company Common Shares between the date of issuance of the Notes and April 9, 2009 for which an adjustment is required. As previously announced on April 9, 2009, the Company has declared a cash dividend of $0.3825 per Company Common Share payable on May 15, 2009. This dividend will have a record date of April 30, 2009, and an ex dividend date of April 28, 2009. We will not adjust the number of Fixed Shares as a result of the dividend (although we will take the related dividend adjustment into account, in accordance with the terms of the indenture governing the Notes, in making future adjustments to the exchange rate of Notes not exchanged in this offer). However, the number and value of Variable Shares may be affected given that the ex dividend date for our dividend is April 28, 2009.

The Operating Partnership will accept for exchange all Notes validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal. The Operating Partnership will pay cash in lieu of delivering fractional shares.

The Company and the Operating Partnership have agreed that the Company will issue to holders of Notes the number of Company Common Shares that the Operating Partnership will be required to deliver to holders of Notes who validly tender and do not validly withdraw prior to 5:00 p.m., New York City time, on the expiration date.

As of May 5, 2009, $149.5 million in aggregate principal amount of Notes is outstanding. As of May 5, 2009, all of the

Notes are registered in the name of Cede & Co., Inc., which holds the Notes for its participants. See “The Exchange Offer—Terms of the Exchange Offer.”

The Company Lock-Up	The Company has agreed with the dealer managers not to dispose of or hedge any of its Company Common Shares or securities convertible into or exchangeable for Company Common Shares during the period from the expiration date continuing through the date 30 days after the expiration date, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee share option and benefit plans or the conversion or exchange of convertible or exchangeable securities outstanding as of April 9, 2009.

Conditions of the Exchange Offer	This exchange offer is not conditioned on any minimum principal amount of Notes being tendered. Consummation of the exchange offer is subject to certain conditions, including, that the registration statement, of which this prospectus is a part, shall have been declared effective by the SEC and other customary conditions. The Operating Partnership may waive all of the conditions to the exchange offer in its sole and absolute discretion, except for the registration statement effectiveness condition. See “The Exchange Offer—Conditions of the Exchange Offer.”

Purpose of the Exchange Offer	The purpose of the exchange offer is to exchange any and all outstanding Notes for the Offer Consideration. We believe that the exchange of the Notes will improve our capitalization on a consolidated basis by increasing our outstanding equity base and reducing our indebtedness. We believe that improving our capitalization may provide us with enhanced access to the capital markets and expand our opportunities for future growth. In particular, improvements to our capitalization may enhance our ability to issue debt and to enter into, refinance or extend lending arrangements at attractive rates and terms, which would lower our long-term capital costs.

Accrued and Unpaid Interest	As described under “—The Exchange Offer” above, tendering noteholders will receive payment of accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash in accordance with the terms of the Notes.

Expiration Date	5:00 p.m., New York City time, on Thursday, May 7, 2009, or the expiration date, unless extended or earlier terminated by the Operating Partnership. The Operating Partnership may extend the expiration date for any reason in its sole and absolute discretion. If the Operating Partnership decides to extend the expiration date, it will announce any extensions by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the exchange offer. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Termination of the Exchange Offer	The Operating Partnership reserves the right to terminate the exchange offer at any time prior to the completion of the exchange offer if any of the conditions under “The Exchange Offer—Conditions of the exchange offer” have not been satisfied, in its sole and absolute discretion. See “The Exchange Offer—Termination of the Exchange Offer.”

Procedures for Tendering Notes	Holders of Notes desiring to accept the exchange offer must tender their notes either through DTC’s Automated Tender Offer Program, or ATOP, and follow the procedures for book-entry transfer described under “The Exchange Offer—Procedures for Tendering Notes,” or by signing and returning the letter of transmittal, including all other documents required by the letter of transmittal. We do not intend to permit tenders of Notes by guaranteed delivery procedures. See “The Exchange Offer—Procedures for Tendering Notes.”

Acceptance of Notes and Delivery of Offer Consideration and Cash	If the registration statement of which this prospectus is a part is declared effective by the SEC and the exchange offer is completed, the Operating Partnership will, subject to the terms and conditions described in this prospectus, accept all Notes that are validly tendered and not validly withdrawn prior to the expiration date. The Company Common Shares issued as part of the exchange offer and the cash payment for any accrued interest will be delivered promptly after the Operating Partnership accepts the Notes. See “The Exchange Offer—Acceptance of Notes for Exchange; Delivery of Offer Consideration and Cash.”

Withdrawal Rights	Holders may withdraw the Notes they have tendered at any time prior to 5:00 p.m., New York City time, on Thursday, May 7, 2009. See “The Exchange Offer—Withdrawal Rights.”

Use of Proceeds	Neither the Company nor the Operating Partnership will receive any proceeds from the exchange offer.

Federal Income Tax Consequences	The exchange of notes for Company Common Shares and cash pursuant to the exchange offer will be a taxable transaction for U.S. federal income tax purposes. In addition, the Company Common Shares are subject to special and complex U.S. federal income tax rules. Holders are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their own particular situation as well as any tax consequences of the exchange of the notes pursuant to the exchange offer and the ownership and disposition of Company Common Shares arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty. See “Certain U.S. Federal Income Tax Considerations.”

Market Price and Trading	On May 5, 2009, the closing price for Company Common Shares on the NYSE was $30.84 per share. The Notes are not currently traded on any national securities exchange. The Company Common Shares offered by this prospectus have been approved, upon notice of issuance, for listing on the NYSE.

Dealer Managers	Goldman, Sachs & Co. is the lead dealer manager for the exchange offer. The dealer managers are not making any recommendation or issuing a report as to the fairness of the exchange offer.

Exchange Agent	U.S. Bank N.A. is the exchange agent for the exchange offer.

Information Agent	Global Bondholder Services Corporation is the information agent for the exchange offer.

Fees and Expenses	The Operating Partnership will pay all fees and expenses it incurs in connection with the exchange offer. See “The Exchange Offer—Fees and Expenses.”

Regulatory Approvals	We are not aware of any material regulatory approvals necessary to complete this offer. However the Operating Partnership may not complete this exchange offer until the registration statement, of which this prospectus is a part, is declared effective by the SEC.

Rights of Non-Tendering Holders	Holders who do not tender their Notes pursuant to this offer will have no appraisal rights under applicable state law or otherwise. They will continue to have the same rights under the Notes as they are entitled to today.

Questions	If you have any questions regarding the terms of the exchange offer, please contact the lead dealer manager. If you have questions regarding the procedures for tendering Notes in the exchange offer, please contact the information agent. The contact information for the lead dealer manager and the information agent is located on the back cover of this prospectus.

For certain risks you should consider in evaluating this exchange offer, including the share ownership limit imposed by the Company’s Amended and Restated Articles of Incorporation, as amended, or the charter, see “Risk Factors” beginning on page 10.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words ‘believe’, ‘expect’, ‘intend’, ‘anticipate’, ‘estimate’, ‘project’, or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements.

Factors which may cause actual results to differ materially from current expectations include, but are not limited to, those set forth in the section entitled “Business” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which is incorporated by reference in this prospectus and the Operating Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which is annexed to, and included in this prospectus as Annex A, together the Annual Reports, including the subheadings entitled “Recent Developments,” “The Factory Outlet Concept,” “Our Factory Outlet Centers,” “Business Strategy,” “Growth Strategy,” “Operating Strategy,” “Capital Strategy,” “Competition,” and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Reports and the section titled “Risk Factors” in this prospectus and the Annual Reports. Please consider our forward-looking statements in light of those risks as you read this prospectus.

We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, even if subsequent events cause us to become aware of new risks or cause our expectations to change regarding the forward-looking matters discussed in this prospectus.

This prospectus incorporates by reference market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

RISK FACTORS

You should carefully consider the risks described below, in the section titled “Risk Factors” in our Annual Reports and elsewhere in our reports filed with the SEC before making an investment decision. Our results of operations, financial condition and business prospects could be harmed by any of these risks. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus.

Risks Related to the Exchange Offer

Upon consummation of the exchange offer, holders who tender their Notes for Company Common Shares will lose their rights under the Notes, including, without limitation, their rights to future interest and principal payments with respect to their Notes and their rights as a creditor of the Operating Partnership and the Company.

If you tender your Notes pursuant to the exchange offer, you will be giving up all of your rights as a noteholder, including, without limitation, rights to future payment of principal and interest on the Notes, and you will cease to be a creditor of the Operating Partnership or the Company. The Company Common Shares that you may receive in the exchange offer will not provide you with any seniority on claims or any degree of protection to which holders of debt claims, such as the Notes, are entitled. If the Operating Partnership were to file for bankruptcy, noteholders would generally be entitled to be paid prior to holders of Company Common Shares. As a holder of Company Common Shares, however, your investment will be subject to debt claims against the Company and to all of the risks and liabilities affecting the Company’s and its operating subsidiaries’ operations, including those affecting the Operating Partnership’s operations. The trading price of Company Common Shares could decline as a result of various factors, including the results of operations, financial condition and business prospects of the Company.

The exchange of Notes pursuant to the exchange offer will be taxable for holders of Notes.

The exchange of Notes pursuant to the exchange offer will be a taxable transaction for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations—Exchange of Notes—U.S. Holders.”

We will withhold U.S. federal income tax from any amount paid to non-U.S. holders of Notes upon an exchange of Notes pursuant to the exchange offer.

We intend to withhold U.S. federal income tax from any amount paid to non-U.S. holders of Notes upon an exchange of Notes pursuant to the exchange offer. See “Certain U.S. Federal Income Tax Considerations—Exchange of Notes—Non-U.S. Holders.”

The liquidity of any trading market that currently exists for the Notes may be adversely affected by the exchange offer and holders of the Notes who fail to tender their Notes may find it more difficult to sell their Notes.

If a significant percentage of the Notes are exchanged in the exchange offer, the liquidity of the trading market for the Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Notes exchanged will reduce the aggregate principal amount of Notes outstanding. As a result, the Notes may trade at a discount to the price at which they would trade if the exchange offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding aggregate principal amount of the Notes may also make the trading prices of the Notes more volatile. We cannot assure you that an active market in the Notes will exist or be maintained and we cannot assure you as to the prices at which the Notes may be traded if the exchange offer is consummated.

Neither the board of directors of the Company nor the board of trustees of the general partner of the Operating Partnership have made a recommendation with regard to whether or not you should tender your Notes in the exchange offer and neither the Company nor the Operating Partnership have obtained a third-party determination that the exchange offer is fair to the holders of the Notes.

Neither the board of directors of the Company nor the board of trustees of the general partner of the Operating Partnership is making a recommendation as to whether holders of the Notes should exchange their Notes pursuant to the exchange offer. Neither the Company nor the Operating Partnership has retained and neither intends to retain any unaffiliated representative to act solely on behalf of the holders of the Notes for purposes of negotiating the terms of this offer and/or preparing a report concerning the fairness of this offer.

Future sales of Company Common Shares may depress the price of Company Common Shares.

Any sales of a substantial number of Company Common Shares by us or our shareholders in the public market following the exchange offer, or the perception that such sales might occur, may cause the market price of Company Common Shares to decline. We will issue up to 5,114,086 Company Common Shares in the exchange offer if all of the outstanding Notes are tendered, all of which shares will be issued to non-affiliates and will be freely tradable immediately following consummation of the exchange offer. If the market price of the Company Common Shares declines following the exchange offer, the value of the Company Common Shares you would receive upon exchange of your Notes will decline.

In addition, sales of a substantial number of Company Common Shares during the exchange offer, or the perception that such sales may occur, may reduce the value of the exchange consideration to tendering noteholders. The number of Company Common Shares to be issued for each $1,000 principal amount of Notes tendered, which is set in part based on the Collared Average VWAP as described under “The Exchange Offer—Terms of the Exchange Offer”, will decrease along with any decline in the market price of the Company Common Shares during the Averaging Period.

Risks Related to Company Common Shares

The market price and trading volume of Company Common Shares may be volatile, which could result in substantial losses for shareholders.

The market price of Company Common Shares may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in Company Common Shares may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the market price of Company Common Shares or result in fluctuations in the market price or trading volume of Company Common Shares include:

•	general market and economic conditions;

•	actual or anticipated changes in our future financial performance;

•	changes in market interest rates;

•	competitive developments, including announcements by us or our competitors of new significant factory outlet centers and stores, contracts, acquisitions, strategic partnerships or capital commitments;

•	changes in consumer buying habits;

•	the operations and stock performance of our competitors;

•	developments in the real property investments industry generally;

•	additions or departures of senior management and key personnel; and

•	actions by institutional shareholders.

We cannot assure you that the market price of Company Common Shares will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

The Company may issue additional shares that may cause dilution and may depress the market price of Company Common Shares. In addition, the exchange offer will be dilutive to funds from operations per share.

The Company may issue additional common or preferred shares in connection with future equity offerings, acquisitions of securities or other assets of companies. In addition, we may issue preferred shares that have preference rights over the Company Common Shares with respect to dividends, liquidation, voting and other matters or common shares that have preference rights over your common shares with respect to voting. The issuance of additional Company Common Shares could be substantially dilutive to your shares and may depress the market price of Company Common Shares. The issuance of preferred shares that have preference rights over the Company Common Shares may depress the price of Company Common Shares.

The exchange offer will be dilutive to funds from operations, or FFO, when measured on a per common share outstanding basis. This could reduce our ability to pay dividends. See “Certain Pro Forma Selected Financial Data—Funds from Operations.”

Future offerings of debt securities, which would be senior to Company Common Shares in liquidation, or equity securities, which would dilute our existing shareholders’ interests and may be senior to Company Common Shares for the purposes of distributions, may depress the market price of Company Common Shares.

In the future, we may seek to access the capital markets from time to time by making additional offerings of debt and/or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, preferred shares or common shares. We are not precluded by the terms of our organizational documents or the terms of our existing indebtedness from issuing additional debt or equity securities. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could harm our ability to make expected distributions to shareholders and in an increased risk of default on our obligations. If we were to liquidate, holders of our debt and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of Company Common Shares. Additional equity offerings by us may dilute your interest in us or reduce the market price of your Company Common Shares, or both. Our outstanding Class C Preferred Shares, which rank senior to Company Common Shares as to rights to dividends and upon liquidation, could limit our ability to make a distribution to you. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the market price of your Company Common Shares and diluting your interest in us.

The share ownership limit imposed by the Company’s charter may inhibit market activity in Company Common Shares and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, or the Code, not more than 50% in value of the outstanding Company Common Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first REIT taxable year. The Company’s charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and provides that, with certain exceptions, no person may beneficially own more than 4% of Company Common Shares. Our directors also have authority under our charter to impose a similar ownership limitation as to any separate class or series of preferred shares we may issue in the future.

No holder of Notes will be entitled to exchange in the exchange offer Notes for Company Common Shares to the extent that receipt of such Company Common Shares would cause such holder actually or constructively to exceed the 4% ownership limit contained in the Company’s charter. The Company’s board of directors may grant an exemption from the ownership limit in its sole discretion, subject to certain conditions, representations and undertakings as it may determine that are consistent with ensuring compliance with the REIT provisions of the Code. See “Description of Common Shares—Restrictions on Ownership and Transfer.”

This ownership limit could delay or prevent a transaction or a change in our control that might involve a premium price for Company Common Shares or otherwise be in your best interest and may result in the entrenchment of our board of directors and management regardless of performance.

Certain provisions of our charter documents may make it difficult for a third party to acquire our company and could depress the price of Company Common Shares.

The Company’s charter and Restated By-laws, or the bylaws, contain provisions that could delay, defer, or prevent a change in control of the Company or management. These provisions could also discourage a proxy contest and make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the Company Common Shares. Such provisions include, but are not limited to, the following:

•	Authorizing the board of directors to issue preferred shares;

•	Prohibiting cumulative voting in the election of directors;

•	Limiting the persons who may call special meetings of shareholders; and

•	Establishing advance notice requirements for nominations for election to the board of directors for proposing matters that can be acted on by shareholders at shareholder meetings.

We are required by law to make distributions to our shareholders.

To obtain the favorable tax treatment associated with our qualification as a REIT, generally, we are required to distribute to our common and preferred shareholders at least 90.0% of our net taxable income (excluding capital gains) each year. We depend upon distributions or other payments from the Operating Partnership to make distributions to our common and preferred shareholders.

We may change the dividend policy for Company Common Shares in the future.

On April 9, 2009, the Company announced an increase in our quarterly dividend from $0.38 to $0.3825 per Company Common Share. There is no assurance that our dividends will not be reduced in the future.

The Company has historically paid dividends in cash and intends to continue to pay dividends in cash in the future. In the event that cash flow is not sufficient or we choose to conserve cash for other corporate purposes, we may make distributions partially in cash and partially in shares. Distributions that are partially paid in shares and partially paid in cash must comply with the requirements of Revenue Procedure 2009-15. Any such distribution of Company Common Shares and cash will be fully taxable to U.S. holders of Company Common Shares. See “Certain U.S. Federal Income Tax Considerations — Taxation of Holders of Common Shares — Taxable U. S. Holders — Distributions Generally.”

The decision to declare and pay dividends on Company Common Shares in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of the Company’s board of directors and will depend on our earnings, FFO, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness and preferred stock, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as the Company’s Board of Directors deems relevant. Any change in our dividend policy could have a material adverse effect on the market price of Company Common Shares.

Our failure to qualify as a REIT could subject our earnings to corporate level taxation.

We believe that we have operated and intend to operate in a manner that permits us to qualify as a REIT under the Code. However, we cannot assure you that we have qualified or will remain qualified as a REIT. If in any taxable year we were to fail to qualify as a REIT and certain statutory relief provisions were not applicable, we would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless we were entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified. Our failure to qualify for taxation as a REIT would have an adverse effect on the market price and marketability of our securities.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We will pay all of the fees and expenses related to the exchange offer, other than any commissions or concessions of any broker dealer. Any Notes that are properly tendered pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following tables set forth the Company’s ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods shown. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. The ratios of earnings to combined fixed charges and preferred share dividends were computed by dividing earnings by the combined fixed charges and preferred share dividends. For these purposes, earnings have been calculated by adding fixed charges (excluding capitalized interest), amortization of capitalized interest and distributed income of unconsolidated joint ventures to income from continuing operations before adjustment for equity in earnings of unconsolidated joint ventures and minority interests. Fixed charges consist of interest costs, whether expensed or capitalized, the amortization of debt issue costs, whether expensed or capitalized and the interest factor of rental expense.

Ratio of Earnings to Fixed Charges

Year Ended December 31,
2008	2007	2006	2005	2004
1.7	1.7	1.6	1.6	2.0

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

Year Ended December 31,
2008	2007	2006	2005	2004
1.5	1.5	1.4	1.6	2.0

MARKET PRICES OF COMMON SHARES

Market Information

The Company Common Shares commenced trading on the NYSE on May 28, 1993. The following table sets forth the high and low sales prices of the Company Common Shares, as reported on the New York Stock Exchange Composite Tape, and dividends paid during the periods indicated.

2009	High	Low	Common Dividends Paid
First Quarter	$38.25	$24.78	$.38
Second Quarter (through May 5, 2009)	36.00	29.64	N/A	(1)

2008	High	Low	Common Dividends Paid
First Quarter	$40.61	$33.95	$.36
Second Quarter	41.95	35.60	.38
Third Quarter	44.77	34.58	.38
Fourth Quarter	43.79	26.20	.38
Year 2008	$44.77	$26.20	$1.50

2007	High	Low	Common Dividends Paid
First Quarter	$43.56	$37.34	$.34
Second Quarter	42.57	36.34	.36
Third Quarter	41.25	32.32	.36
Fourth Quarter	44.43	37.04	.36
Year 2007	$44.43	$32.32	$1.42

(1)	As previously announced on April 9, 2009, the Company has declared a dividend of $0.3825 per Company Common Share, payable on May 15, 2009. The dividend will have a record date of April 30, 2009 and an ex dividend date of April 28, 2009.

Holders

As of March 31, 2009, there were approximately 580 common shareholders of record.

Dividends

We operate in a manner intended to enable us to qualify as a REIT under the Code. A REIT is required to distribute at least 90% of its taxable income to its shareholders each year. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders through the payment of regular quarterly dividends. Although we intend to continue to pay cash dividends in the future, there is no assurance that such distributions will be paid solely in cash. See “Risk Factors—We may change the dividend policy for Company Common Shares in the future.” Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed funds from operations, or FFO, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis.

Book Value per Share

At December 31, 2008, book value per share for Company Common Shares was $4.83.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008 on (1) a historical basis, (2) an as adjusted basis to reflect the retroactive adoption of FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”, or FSP APB 14-1, and Financial Accounting Standard No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, or FAS 160, in each case as of December 31, 2008 and (3) an as adjusted basis giving further effect to the exchange offer as if it were consummated on December 31, 2008:

The “as adjusted for new accounting pronouncements” column reflects:

•

the adoption of FSP APB 14-1, effective for fiscal years beginning after December 15, 2008 with retrospective application for all previous years presented, which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. In applying the new pronouncement, the historical carrying amounts for the Notes has been reduced $8.5 million to reflect the recognition of the unamortized discount as of December 31, 2008 based on a valuation of the debt component with an effective interest rate of 6.11% as of the date of issuance, additional paid in capital has been increased $12.3 million to reflect the initial recognition of the equity component less amounts allocated to the minority interest, and distributions in excess of net income has been increased by $5.2 million to reflect the cumulative incremental interest expense from issuance through December 31, 2008; and

•

the adoption of FAS 160, effective for fiscal years beginning after December 15, 2008 with retrospective application for all previous years presented. FAS 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated balance sheet and the minority interest’s share of earnings is included in consolidated net income. The calculation of earnings per share will continue to be based on income amounts attributable to the controlling interest. In applying the new pronouncement, the non-controlling interest balance of $30.7 million adjusted for the adoption of FSP APB 14-1, has been reclassified to equity.

The “as adjusted for new accounting pronouncements, as further adjusted for the exchange offer” column reflects the adjustments described in the previous two bullets; and:

•

the consummation of the exchange offer assuming that all outstanding Notes are tendered and accepted. As of December 31, 2008, the Notes had a carrying value of $141.0 million, net of the unamortized discount of $8.5 million described above. Given this assumption, the Company would issue approximately 5.1 million Company Common Shares in the exchange offer. Additional paid in capital has been increased by approximately $157.7 due to this issuance based on the closing price of the Company Common Shares on May 5, 2009 of $30.84, decreased by the amount attributable to the reacquisition of the equity component created upon the adoption of FSP APB 14-1 described above totaling $33.1 million, which includes $353,000 in transactions costs paid in cash, and decreased by $14.6 million ascribed to the non-controlling interests for the rebalancing of the net assets of the operating partnership as a result of the equity issuance. Distributions in excess of earnings has been decreased due to the recognition of a gain of approximately $13.1 million, which includes the charge off of deferred loan costs of $1.7 million and $1.3 million in transaction costs paid in cash, net of $1.9 million attributable to the non-controlling interest, for the derecognition of the debt component.

	Actual	As adjusted for new accounting pronouncements	As adjusted for new accounting pronouncements, as further adjusted for the exchange offer
		(unaudited)	(unaudited)
Debt
6.15% Senior Notes due 2015, net of discount of $681	$249,319	$249,319	$249,319
3.75% Exchangeable Senior Notes due 2026	149,500	141,044	—
Unsecured term loan	235,000	235,000	235,000
Unsecured lines of credit	161,500	161,500	161,500

Total debt	795,319	786,863	645,819

Minority interest in operating partnership	29,321	0	0

Equity
Shareholders’ equity
Class C Preferred Shares, $.01 par value, 8,000,000 shares authorized, 3,000,000 shares issued and outstanding	75,000	75,000	75,000
Common shares, $.01 par value, 150,000,000 shares authorized, 31,667,501 shares issued and outstanding, actual, 31,667,501 shares issued and outstanding, as adjusted for new accounting pronouncements and 36,840,183 issued and outstanding, as adjusted for new accounting pronouncements, as further adjusted for the exchange offer (1)	317	317	368
Paid in capital	358,891	371,190	481,125
Distributions in excess of net income	(196,535)	(201,679)	(190,470)
Accumulated other comprehensive loss	(9,617)	(9,617)	(9,617)

Total shareholders’ equity	228,056	235,211	356,405

Non-controlling interest	—	30,692	47,162

Total equity	228,056	265,903	403,567

Total capitalization	$1,052,696	$1,052,766	$1,049,386

(1)	Excludes 6,006,610 Company Common Shares reserved for issuance upon exchange of issued and outstanding Operating Partnership units, 170,455 Company Common Shares issuable upon exchange of limited partnership units issuable upon the exercise of outstanding unit options and 48,000 Company Common Shares issuable upon the exercise of outstanding share options with a weighted-average exercise price of $18.68 per share; and 1,542,050 Company Common Shares available for awards under our Amended and Restated Incentive Award Plan.

CERTAIN PRO FORMA SELECTED FINANCIAL DATA

The following unaudited pro forma selected financial data should be read in conjunction with all of the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2008. The historical data for the year ended December 31, 2008 have been derived from historical financial statements.

The unaudited pro forma data for the year ended December 31, 2008 is presented (1) based on our historical statements, (2) as adjusted to give effect to the retroactive adoption of FSP APB 14-1 and FAS 160 as of January 1, 2008 and (3) on an as adjusted, pro forma basis giving effect to the exchange offer as if it were consummated on January 1, 2008, but excluding non-recurring costs and gains and losses resulting from the exchange offer in accordance with Article 11 of Regulation S-X. These non-recurring costs and gains and losses have been included in the table above in “Capitalization”.

The unaudited pro forma data has been prepared by our management. These pro forma statements may not be indicative of the results that would have actually occurred if the completion of the exchange offer had occurred on the date indicated, nor do they purport to represent our results of operations for future periods. The unaudited pro forma information should be read in conjunction with our audited financial statements and notes thereto as of December 31, 2008 and for the year then ended (which are contained in our Annual Report on Form 10-K for the year ended December 31, 2008).

The unaudited pro forma data reflects the consummation of the exchange offer assuming that all outstanding Notes are tendered and accepted. Changes in the assumptions from those used in the unaudited pro forma information could result in an increase or decrease in pro forma net income available to common shareholders and related pro forma earnings per share.

	Net income available to common shareholders	Number of shares- diluted	Per share amounts- diluted
Historical	$22,407	31,362	$0.71
FSP/FAS 160 adjustment (a)	(2,246)	—	(0.07)

Subtotal showing as adjusted for new accounting pronouncements	20,161	31,362	0.64
Pro forma adjustment for exchange offer (b)	8,194	5,114	0.14

Total showing as adjusted for new accounting pronouncements, and pro forma for the exchange offer	$28,355	36,476	$0.78

(a)	Amount represents effects of adoption of FSP APB14-1 and FAS 160, including:

Incremental interest expense	$(2,887)
Reduction in amortization of loan costs reclassified to equity	72
Incremental capitalized interest expense	133
Depreciation of incremental capitalize interest	(3)

Subtotal	(2,685)
Amount allocated to non-controlling interest	439

Total adjustment to adopt FSP APB 14-1/FAS 160	$(2,246)

(b)	Amount represents the elimination of interest expense, including the effect of adoption of FSP APB 14-1, amortization of related loan costs and the impact on earnings allocated to the non-controlling interest as a result of the issuance of 5.1 million Company Common Shares upon the conversion of the $149.5 million in Notes as follows:

Eliminate cash interest paid	$5,606
Eliminate related loan cost amortization	723
Eliminate effect of adoption of FSP APB 14-1	2,685

Subtotal	9,014
Amount allocated to non-controlling interest	(820)

Total	$8,194

Funds from Operations

Funds from Operations, or FFO, represents income before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

FFO is intended to exclude historical cost depreciation of real estate as required by Generally Accepted Accounting Principles, or GAAP, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is widely used by us and others in our industry to evaluate and price potential acquisition candidates. The National Association of Real Estate Investment Trusts, Inc., of which we are a member, has encouraged its member companies to report their FFO as a supplemental, industry-wide standard measure of REIT operating performance. In addition, a percentage of bonus compensation to certain members of management is based on our FFO performance.

FFO has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	FFO does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	FFO does not reflect changes in, or cash requirements for, our working capital needs;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and FFO does not reflect any cash requirements for such replacements;

•	FFO, which includes discontinued operations, may not be indicative of our ongoing operations; and

•	Other companies in our industry may calculate FFO differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, FFO should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or our dividend paying capacity. We compensate for these limitations by relying primarily on our GAAP results and using FFO only supplementally.

Below is a reconciliation of net income to FFO for the year ended December 31, 2008 as well as other data, as historically reported (in thousands):

2008
Funds from Operations
Net income	$28,032
Adjusted for:
Minority interest in operating partnership	4,371
Depreciation and amortization uniquely significant to real estate – consolidated	61,962
Depreciation and amortization uniquely significant to real estate – unconsolidated joint ventures	3,165

Funds from operations	97,530
Preferred share dividends	(5,625)

Funds from operations available to common shareholders and minority unitholders	$91,905

Weighted average shares outstanding (1)	37,429

(1)	Includes the dilutive effect of options, restricted share awards and exchangeable notes and assumes the partnership units of the Operating Partnership held by the minority interest are converted to common shares of the Company.

The table below presents FFO as historically reported and as adjusted to give effect to (1) the adoption of the FSP adjustment as described above and (2) the consummation of the exchange offer with the assumptions described above.

Funds from Operations Pro forma

	Funds from operations available to common shareholders	Number of shares
Historical	$91,905	37,429
FSP/FAS 160 adjustment	(2,682)	—

Subtotal showing as adjusted for new accounting pronouncements	89,223	37,429
Pro-forma adjustment for the exchange offer	9,011	5,114

Total showing as adjusted for new accounting pronouncements, and pro forma for the exchange offer	$98,234	42,543

THE COMPANY AND THE OPERATING PARTNERSHIP

Our Business

We are one of the largest owners and operators of factory outlet centers in the United States. We are a fully-integrated, self-administered and self-managed REIT which focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. As of March 31, 2009, we owned and operated 31 outlet centers, with a total gross leasable area of approximately 9.2 million square feet. These factory outlet centers were 94% occupied and contained over 1,900 stores, representing approximately 350 store brands. We also operate and have partial ownership interests in two outlet centers totaling approximately 950,000 square feet.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, the Operating Partnership. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership. Ownership of Company Common Shares is restricted to preserve our status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of the outstanding Company Common Shares or 9.8% of the Company’s outstanding Class C Preferred Shares. We also operate in a manner intended to enable us to preserve our status as a REIT, including, among other things, making distributions with respect to the outstanding Company Common Shares equal to at least 90% of our taxable income each year.

For more information about our business, please see the section entitled “Business” in the Annual Reports.

Other Information

The Operating Partnership has adopted an investment policy with respect to excess cash pursuant to which investments in U.S. treasury bills, U.S. agencies, bank instruments and money market funds are currently approved. Pursuant to such policy, when total invested funds exceed $10 million, investments in a single issuer or institution (other than U.S. treasury bills, U.S. agencies and money market funds) may not exceed the greater of 10% of the portfolio or $5 million. Other than the foregoing, we have no limitations on the percentage of our assets that may be invested in any one type of investment.

The Operating Partnership is authorized to enter into lines of credit of up to $400 million, with certain restrictions. The Company is authorized to guarantee lines of credit extended to the Operating Partnership.

Our policies with respect to these activities and other investing activities may be reviewed and modified from time to time by the board of directors of the Company and the board of trustees of the general partner of the Operating Partnership without the vote of their respective shareholders. We currently do not intend to offer securities in exchange for property, underwrite the securities of other issuers or invest in the securities of other issuers for the purpose of exercising control and, accordingly, have no specific policy with respect to the foregoing.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The purpose of the exchange offer is to exchange any and all of the outstanding Notes for the Offer Consideration. We believe that the exchange of the Notes will improve our capitalization on a consolidated basis by increasing our outstanding equity base and reducing our indebtedness. We believe that improving our capitalization may provide us with enhanced access to the capital markets and expand our opportunities for future growth. In particular, improvements to our capitalization may enhance our ability to issue debt and to enter into, refinance or extend lending arrangements at attractive rates and terms, which would lower our long-term capital costs.

Terms of the Exchange Offer

The Operating Partnership is offering, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange Company Common Shares for any and all of its outstanding Notes. Holders who validly tender and do not validly withdraw their Notes prior to 5:00 p.m., New York City time, on the expiration date will receive, for each $1,000 principal amount of Notes, the following:

•

a number of Company Common Shares equal to (i) 27.7434 (the exchange rate of the Notes for a holder exchanging as of April 9, 2009), or the Fixed Shares plus (ii) the quotient of (A) $215.00 divided by (B) the Collared Average VWAP, or the Variable Shares, and together with the Fixed Shares, or the Offer Consideration; and

•	accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash.

The “Collared Average VWAP” means the arithmetic average of the Daily VWAPs on each day of the Averaging Period; provided, however, that (1) if such arithmetic average is less than $24.00, or the Minimum VWAP, then the Collared Average VWAP will be deemed to be the Minimum VWAP, and (2) if such arithmetic average is greater than $40.00, or the Maximum VWAP, then the Collared Average VWAP will be deemed to be the Maximum VWAP.

The “Averaging Period” means the eight trading days beginning on Friday, April 24, 2009 and ending on Tuesday, May 5, 2009.

The “Daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SKT.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one Company Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Collared Average VWAP and the total amount of Company Common Shares to be received for each $1,000 principal amount of Notes tendered will be fixed after 5:00 p.m., New York City time, on Tuesday, May 5, 2009 and announced by means of a press release prior to the opening of trading on Wednesday, May 6, 2009.

The Collared Average VWAP is $33.2584. For each $1,000 principal amount of Notes that is validly tendered and not validly withdrawn in the exchange offer, 34.2079 Company Common Shares will be issued.

The amount of Fixed Shares is equal to the current exchange rate of the Notes, which is 27.7434 Company Common Shares for each $1,000 principal amount of Notes. This amount is equal to the initial exchange rate of the Notes of 27.6856 Company Common Shares for each $1,000 principal amount of Notes, adjusted in accordance with the terms of the indenture governing the Notes to reflect those cash dividends paid on the Company Common Shares between the date of issuance of the Notes and April 9, 2009 for which an adjustment is required. As previously announced on April 9, 2009, the Company has declared a cash dividend of $0.3825 per Company Common Share payable on May 15, 2009. This dividend will have a record date of April 30, 2009, and an ex dividend date of April 28, 2009. We will not adjust the number of Fixed Shares as a result of the dividend (although we will take the related dividend adjustment into account, in accordance with the terms of the indenture governing the Notes, in making future adjustments to the exchange rate of Notes not exchanged in this offer). However, the number and value of Variable Shares may be affected given that the ex dividend date for our dividend is April 28, 2009.

Security holders may obtain information on the Daily VWAPs and closing prices with respect to Company Common Shares throughout the exchange offer by calling the information agent or the lead dealer manager at their respective toll-free numbers set forth on the back cover of this prospectus. In addition, on each business day during the Averaging Period, the information agent or the lead dealer manager will provide callers with a representative purchase price with respect to the exchange offer, calculated as if such period ended on the preceding business day. During the Averaging Period, we will also post the Daily VWAPs and closing prices with respect to Company Common Shares on our website, http://www.tangeroutlet.com, which will be updated daily after 5:00 p.m., New York City time.

Holders may only tender Notes in multiples of $1,000. Holders of Notes may tender less than the aggregate principal amount of Notes held by them, provided that they appropriately indicate this fact on the letter of transmittal accompanying the tendered Notes (or so indicate pursuant to the procedures for book-entry transfer). In lieu of delivering fractional shares, the Operating Partnership will pay a cash adjustment based upon the closing price of Company Common Shares on the last day of the exchange offer.

The Company and the Operating Partnership have agreed that the Company will issue to holders of Notes the number of Company Common Shares that the Operating Partnership will be required to deliver to holders of Notes who validly tender and do not validly withdraw prior to 5:00 p.m., New York City time, on the expiration date.

As of May 5, 2009, $149.5 million in aggregate principal amount of the Notes is outstanding. As of May 5, 2009, there is one registered holder of the Notes, Cede & Co., Inc., which holds the Notes for its participants. Only a holder of the Notes (or the holder’s legal representative or attorney-in-fact) may participate in the exchange offer.

The Operating Partnership will accept Notes as validly tendered Notes when, as and if it has given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of Notes. If you are the record owner of your Notes and you tender your Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your Notes through a broker or other nominee, and your broker or nominee tenders the Notes on your behalf, they may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of transmittal, transfer taxes, if any, on the exchange of Notes pursuant to the exchange offer will be paid by the Operating Partnership.

Generally, the Company Common Shares that you receive in the exchange offer will be freely tradable, unless you are considered an affiliate of ours, as that term is defined under the Securities Act, or you hold Notes that were previously held by one of our affiliates. The Operating Partnership believes that, as of May 5, 2009, no holder of Notes is an affiliate (as that term is defined under the Securities Act).

None of the board of directors of the Company, board of trustees of the general partner of the Operating Partnership, the dealer managers, the information agent and the exchange agent has made a recommendation to any noteholder, and each is remaining neutral as to whether you should tender your Notes in the exchange offer. You must make your own investment decision with regards to the exchange offer based upon your own assessment of the market value of the Notes, the likely value of the Company Common Shares you will receive, your liquidity needs and your investment objectives.

Sample Calculations of Company Common Shares to be Delivered

For purposes of illustration, the table below indicates the total number of Company Common Shares (the Fixed Share amount and the Variable Share amount) that would be delivered in respect of each $1,000 principal amount of Notes at the time the Offer Consideration is delivered, or the Delivery Time, based on various hypothetical average prices of the Company Common Shares. For purposes of the table below, we have assumed that the arithmetic average of the Daily VWAPs on each day of the Averaging Period used to determine the Collared Average VWAP is the same as the price at the Delivery Time. In fact, the value of the Company Common Shares delivered to validly tendering holders of Notes at the Delivery Time may be greater or less than the average of the Daily VWAPs during the Averaging Period. The table below does not reflect this potential variation, nor does it reflect the accrued interest that will be delivered in respect of Notes tendered in the exchange offer.

Hypothetical Average of Daily VWAPs	Collared VWAP	Fixed Shares	Variable Shares	Total Shares	Total Value of Offer Consideration at Average of Daily VWAPs
$20.00	$24.00	27.7434	8.9583	36.7017	$734.03
$22.00	$24.00	27.7434	8.9583	36.7017	$807.44
$24.00	$24.00	27.7434	8.9583	36.7017	$880.84
$26.00	$26.00	27.7434	8.2692	36.0126	$936.33
$28.00	$28.00	27.7434	7.6786	35.4220	$991.82
$30.00	$30.00	27.7434	7.1667	34.9101	$1,047.30
$32.00	$32.00	27.7434	6.7188	34.4622	$1,102.79
$34.00	$34.00	27.7434	6.3235	34.0669	$1,158.28
$36.00	$36.00	27.7434	5.9722	33.7156	$1,213.76
$38.00	$38.00	27.7434	5.6579	33.4013	$1,269.25
$40.00	$40.00	27.7434	5.3750	33.1184	$1,324.74
$42.00	$40.00	27.7434	5.3750	33.1184	$1,390.97
$44.00	$40.00	27.7434	5.3750	33.1184	$1,457.21
$46.00	$40.00	27.7434	5.3750	33.1184	$1,523.45

Company Lock-Up

The Company has agreed with the dealer managers not to dispose of or hedge any of its Company Common Shares or securities convertible into or exchangeable for Company Common Shares during the period from the expiration date continuing through the date 30 days after the expiration date, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee share option and benefit plans or the conversion or exchange of convertible or exchangeable securities outstanding as of April 9, 2009.

Expiration Date; Extensions; Amendments

The expiration date of the exchange offer will be Thursday, May 7, 2009 at 5:00 p.m., New York City time, unless the Operating Partnership, in its sole and absolute discretion, extends the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended.

The Operating Partnership expressly reserves the right in its sole and absolute discretion at any time and from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Notes, by giving oral or written notice of such extension to the exchange agent.

The prospectus, the letter of transmittal and other relevant materials are being mailed to record holders of Notes and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the noteholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Notes.

If the Operating Partnership makes a material change in the terms of the exchange offer or the information concerning the exchange offer, or if it waives a material condition of the exchange offer, the Operating Partnership will extend the exchange offer consistent with Rule 13e-4 under the Exchange Act. The SEC has taken the position that the minimum period during which an offer must remain open following material changes in the terms of the exchange offer or information concerning the exchange offer (other than a change in price or a change of more than two percent in percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information. For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Operating Partnership also expressly reserves the right (1) to delay acceptance for exchange of any Notes tendered pursuant to the exchange offer, regardless of whether any such Notes were previously accepted for exchange, and (2) at any time, or from time to time, to amend the exchange offer in any manner which would not adversely affect the holders of Notes. The Operating Partnership’s reservation of the right to delay exchange of Notes that it has accepted for payment is limited by Rule 13e-4 under the Exchange Act, which requires that a bidder must pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of any offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by press release or public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Operating Partnership may choose to make any public announcement, the Operating Partnership will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

Termination of the Exchange Offer

The Operating Partnership reserves the right to terminate the exchange offer at any time prior to the completion of the exchange offer if any of the conditions under “The Exchange Offer—Conditions of the Exchange Offer” have not been satisfied, in its sole and absolute discretion, and not accept any Notes for exchange.

Conditions of the Exchange Offer

This exchange offer is not conditioned on any minimum principal amount of Notes being tendered. Notwithstanding any other provision of the exchange offer, and without prejudice to the Operating Partnership’s other rights, the Operating Partnership will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any Company Common Shares for the Notes, and the Operating Partnership may terminate, extend or amend the exchange offer, if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived.

Registration Statement Effectiveness

Consummation of the exchange offer is conditioned upon the registration statement on Form S-4, of which this prospectus is a part, being declared effective by the SEC under the Securities Act and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order. The Operating Partnership will not waive the registration statement effectiveness condition.

Other Conditions of the Exchange Offer

The exchange offer is also subject to the conditions that, at the time of the expiration date of the exchange offer, none of the following shall have occurred and be continuing which, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer:

•

there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of the Company Common Shares in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•

any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•

a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

The foregoing conditions are solely for the Operating Partnership’s benefit and the Operating Partnership may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions. Except for the registration statement effectiveness condition, the Operating Partnership may also, in its sole and absolute discretion, waive these conditions in whole or in part. The determination by the Operating Partnership as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by the Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time.

Consequences of Failure to Tender Notes

Following the expiration of the exchange offer, the liquidity of the market for a noteholder’s Notes could be adversely affected if a significant percentage of the Notes are exchanged in the exchange offer. Holders who do not exchange their Notes will continue to be entitled to interest payments in accordance with the terms of the indenture governing the Notes. See “Risk Factors—Risks Related to the Exchange Offer—The liquidity of any trading market that currently exists for the Notes may be adversely affected by the exchange offer and holders of Notes who fail to tender their Notes may find it more difficult to sell their Notes.”

Procedures for Tendering Notes

The tender of a noteholder’s Notes described below and the acceptance of tendered Notes by the Operating Partnership will constitute a binding agreement between the tendering noteholder and the Operating Partnership upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal. Except as described below, a noteholder who wishes to tender Notes for must tender either through ATOP, and follow the procedures for book-entry transfer described below or by signing and returning the letter of transmittal, including all other documents required by the letter of transmittal. We do not intend to permit tenders of Notes by guaranteed delivery procedures. All Notes not exchanged for Company Common Shares in response to the exchange offer, will be returned to the tendering noteholders at our expense promptly after the termination or withdrawal of the exchange offer.

THE METHOD OF DELIVERY OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE NOTEHOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE NOTEHOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

To effectively tender Notes held through DTC, DTC participants should electronically transmit through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message (as defined below) to the exchange agent for its acceptance. Delivery of tendered outstanding notes held through DTC must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by DTC, received by the exchange agent which states that DTC has received an express acknowledgement from the DTC participant tendering Notes that such DTC participant has received and agrees to be bound by the terms of the exchange offer as set forth in this prospectus and the letter of transmittal and that we may enforce such agreement against such participant.

Delivery of the Agent’s Message by DTC may be done in lieu of execution and delivery of a letter of transmittal by the participant identified in the Agent’s Message. Accordingly, the letter of transmittal need not be completed by a holder tendering through ATOP.

The exchange agent will establish one or more accounts with respect to the outstanding notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of their outstanding notes by causing DTC to transfer their outstanding notes to the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. DTC will then send an Agent’s Message to the exchange agent. Although delivery of outstanding notes may be effected through book-entry at DTC, the letter of transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, plus, in any case, all other required documents, must be transmitted to and received by the exchange agent at one or more of its addresses set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date.

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the Notes surrendered for exchange with that letter of transmittal are tendered (1) by a registered holder of the Notes who has not completed either the box entitled “Special Exchange Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an eligible institution. In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. If the letter of transmittal is signed by a person other than the registered holder of the Notes, the Notes surrendered for exchange must either (1) be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or (2) be accompanied by a bond power, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution. The term “registered holder” as used in this paragraph with respect to the Notes means any person in whose name the Notes are registered on the books of the registrar for the Notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Notes tendered for exchange will be determined by the Operating Partnership in its sole discretion. The Operating Partnership’s determination will be final and binding. The Operating Partnership and the exchange agent reserve the absolute right to reject any and all Notes not properly tendered and to reject any Notes the acceptance of which might, in the Operating Partnership’s judgment or in the judgment of the exchange agent or their counsel, be unlawful. The Operating Partnership and the exchange agent also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular Notes either before or after the expiration date (including the right to waive the ineligibility of any noteholder who seeks to tender Notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions) by the Operating Partnership will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes for exchange must be cured within the period of time the Operating Partnership determines. The Operating Partnership and the exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Notes for exchange but will not incur any liability for failure to give the notification. The Operating Partnership will not deem Notes tendered until irregularities have been cured or waived.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by the Operating Partnership, submit proper evidence of the person’s authority to so act, which evidence must be satisfactory to the Operating Partnership in its sole discretion.

Any beneficial owner of the Notes whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes in the exchange offer should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering Notes, make appropriate arrangements to register ownership of the Notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Acceptance of Notes for Exchange; Delivery of Offer Consideration and Cash

Upon satisfaction or waiver of all of the conditions to the exchange offer, and assuming the Operating Partnership has not previously elected to terminate the exchange offer, the Operating Partnership will accept any and all Notes that are properly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The Operating Partnership will deliver (or cause to be delivered) the Company Common Shares and pay the cash payment for accrued interest promptly after acceptance of the Notes. The Operating Partnership will pay cash in lieu of delivering fractional shares. For purposes of the exchange offer and cash payment for accrued interest, the Operating Partnership will be deemed to have accepted validly tendered Notes, when, as, and if the Operating Partnership has given oral or written notice of its acceptance of the Notes to the exchange agent.

In all cases, the payment of cash and issuance of Company Common Shares for Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the Notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of the Notes into the exchange agent’s account at a book-entry transfer facility and the receipt of an agent’s message). The Operating Partnership reserves the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer (other than the registration statement effectiveness condition). If any tendered Notes are not accepted for any reason, those unaccepted Notes will be returned without expense to the tendering noteholder thereof promptly after the termination or withdrawal of the exchange offer.

Withdrawal Rights

Tenders of the Notes may be withdrawn by delivery of a written notice to the exchange agent, at its address listed on the back cover page of this prospectus, at any time prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must (1) specify the name of the person having deposited the Notes to be withdrawn, (2) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of the Notes, as applicable), and (3) be signed by the noteholder in the same manner as the original signature on the letter of transmittal by which the Notes were tendered and must be guaranteed by an eligible institution. Any questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Operating Partnership, in its sole and absolute discretion. The Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Notes which have been tendered for exchange but which are withdrawn will be returned to the noteholder without cost to the noteholder promptly after withdrawal. Properly withdrawn Notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering Notes” at any time on or prior to the expiration date.

Dealer Managers

The Operating Partnership has selected Goldman, Sachs & Co., or Goldman Sachs, to act as the lead dealer manager in connection with the exchange offer and Merrill Lynch & Co. will also act as a dealer manager in connection with the exchange offer. The Operating Partnership has entered into a dealer manager agreement with the dealer managers pursuant to which they will receive customary compensation for their services as dealer managers. In addition, the Operating Partnership has agreed to indemnify the dealer managers against certain liabilities, including liabilities under federal securities laws.

The dealer managers and certain of their affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to the Operating Partnership and the Company in the ordinary course of business. They have and will receive customary fees and/or commissions for such services.

As lead dealer manager for the exchange offer, Goldman Sachs will perform services customarily provided by investment banking firms acting as dealer manager of exchange offers of a like nature, including, but not limited to, soliciting tenders of Notes pursuant to the exchange offer and communicating generally regarding the exchange offer with brokers, dealers, commercial banks and trust companies and other persons, including the holders of the Notes. Questions regarding the terms of the exchange offer can be directed to Goldman Sachs at the address and telephone number set forth on the back cover of this prospectus.

The Exchange Agent

U.S. Bank N.A. is the exchange agent. All tendered Notes, executed letters of transmittal and other related documents should be directed to the exchange agent at its address and telephone numbers listed on the back cover of this prospectus. We will pay the exchange agent reasonable and customary compensation for its services in connection with the exchange offer, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the exchange offer, including liabilities under federal securities laws.

The Information Agent

Global Bondholder Services Corporation is the information agent. All questions regarding the exchange offer, including requests for additional copies of this prospectus, the letter of transmittal and other related documents, should be addressed to the information agent at its address and telephone numbers listed on the back cover of this prospectus.

Fees and Expenses

Fees and expenses in connection with the exchange offer, assuming all outstanding amounts are tendered and accepted, are estimated to be approximately $1.7 million, including SEC filing fees and the fees of the exchange agent, the dealer managers, the information agent, the financial printer, counsel, accountants and other professionals.

Accounting Treatment

We will derecognize the net carrying amount of exchanged Notes and recognize common shares and paid-in capital for the Company Common Shares issued in connection with the exchange offer. We will also recognize an expense for the cash interest payment related to the exchange offer. If all of the Notes in the exchange offer are tendered, we would expect to record a gain on derecognition of debt net of expenses and allocation of non-controlling interests related to the exchange offer. See “Capitalization.”

Appraisal Rights

There are no dissenter’s rights or appraisal rights with respect to the exchange offer.

Regulatory Approvals

The Operating Partnership may not complete the exchange offer until the registration statement, of which this prospectus is a part, is declared effective by the SEC. We are not aware of any other material regulatory approvals necessary to complete the exchange offer.

DESCRIPTION OF COMMON SHARES

The Company has authority to issue 150,000,000 Company Common Shares, $0.01 par value per share. In this section, the terms “we,” “our” and “us” refer to the Company and not the Operating Partnership. As of March 31, 2009, we had outstanding 31,888,401 Company Common Shares. The statements below describing the Company Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws.

Terms

Each of the outstanding Company Common Shares will be entitled to one vote on all matters presented to shareholders for a vote. Holders of the Company Common Shares will not have, or be subject to, any preemptive or similar rights.

Except for the election of a director to fill a vacancy on the board of directors and the election of directors by holders of one or more class or series of our preferred shares, directors will be elected by the holders of Company Common Shares at each annual meeting of shareholders by a plurality of the votes cast. Holders of Company Common Shares will not have cumulative voting rights for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the Company Common Shares cast for the election of directors at that meeting will be able to elect all of the directors, other than any directors to be elected by the holders of one or more series of our preferred shares. A director may be removed by a majority of votes cast. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in a vote to remove him.

Company Common Shares will, when issued, be fully paid and non-assessable. Dividends and other distributions may be paid to the holders of Company Common Shares if and when declared by the board of directors of the Company out of funds legally available therefor.

Under North Carolina law, shareholders are generally not liable for our debts or obligations. Payment and declaration of dividends on Company Common Shares and purchases of our shares are subject to certain limitations under North Carolina law and will be subject to certain restrictions if we fail to pay dividends on one or more series of our preferred shares. If we were to experience a liquidation, dissolution or winding up, each of the Company Common Shares would, subject to the rights of any holders of our preferred shares to receive preferential distributions, be entitled to participate equally in the assets available for distribution to them after payment of, or adequate provision for, all our known debts and liabilities.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year. This requirement is referred to as the “five or fewer” requirement. For purposes of this five or fewer requirement, individuals include the entities that are set forth in Section 542(a)(2) of the Code. Attribution rules in the Code determine if any individual or entity constructively owns our stock under the “five or fewer” requirement. Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. In addition, rent from a related party tenant is not qualifying income for purposes of the gross income tests under the Code. A related party tenant is generally a tenant in which the REIT or an owner of 10% or more of the REIT owns, actually or constructively, 10% or more of such tenant. To assist us in meeting these requirements, we may take certain actions to limit the actual, beneficial or constructive ownership by a single person or entity of our outstanding equity securities.

Subject to certain exceptions specified in our charter, no shareholder (other than Stanley K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees) may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 4% of our outstanding Company Common Shares. Our charter provides that Stanley K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees may acquire additional common shares, but may not acquire additional shares, such that the five largest beneficial owners of Company Common Shares, taking into account the 4% limit and certain exemptions from such limit that the board of directors has granted to other shareholders, could hold more than 49% of our outstanding common shares. The constructive ownership rules are complex and may cause common stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 4% of our outstanding common shares (or the acquisition of an interest in an entity which owns our common stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 4% of our outstanding common shares, and thus subject those common shares to the ownership limit in our charter.

If the board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own or may acquire or own Company Common Shares in violation of the above limit, the board of directors shall take such action as it deems advisable to refuse to give effect to, or to prevent such ownership or acquisition, including, but not limited to, the redemption of Company Common Shares, refusal to give effect to the ownership or acquisition on our books or instituting proceedings to enjoin such ownership or acquisition.

The board of directors may waive the limit with respect to a particular shareholder if evidence satisfactory to the board of directors and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. If Company Common Shares are issued in excess of the ownership limit in our charter, or if Company Common Shares are transferred in a way that would cause the outstanding Company Common Shares to be beneficially owned by fewer than 100 persons, then the issuance or transfer shall be void, and the intended transferee will acquire no rights to Company Common Shares.

The ownership limits described above will be automatically removed if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in our ownership limits would require an amendment to our charter. Such amendment to our charter would require the affirmative vote of a majority of the votes cast for or against the amendment at a meeting at which a quorum exists. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of the REIT without the approval of the board of directors.

All certificates representing Company Common Shares will bear a legend referring to the restrictions described above.

All holders of record who own a specified percentage (or more) of our outstanding capital shares must annually file an affidavit with us containing information regarding their ownership of our capital shares, as set forth in the applicable Treasury Regulations promulgated under the Internal Revenue Code. Under current Treasury Regulations, the percentage is set between 0.5% and 5%, depending on the number of record holders of our capital shares. In addition, each shareholder shall upon demand be required to disclose to us in writing the information with respect to the direct, indirect and constructive ownership of our capital shares as the board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

Transfer Agent

The registrar and transfer agent for Company Common Shares is ComputershareTrust Company, NA.

DESCRIPTION OF PREFERRED SHARES

The Company is authorized to issue 1,000,000 Class A Preferred Shares, 8,000,000 Class B Preferred Shares, 8,000,000 Class C Preferred Shares, 8,000,000 Class D Preferred Shares, 4,000,000 Class E Preferred Shares, 4,000,000 Class F Preferred Shares, 4,000,000 Class G Preferred Shares and 4,000,000 Class H Preferred Shares. Each class will have the preferences, limitations and relative rights as North Carolina law may permit and our board of directors may determine by adoption of articles of amendment. In 1993, the Company issued 300,000 Class A Cumulative Convertible Redeemable Preferred Shares in the form of 3,000,000 Depositary Shares. During 2003 all of these shares that had not already converted to common shares were either converted to common shares or redeemed. As of December 31, 2008, 3,000,000 7.5% Class C Cumulative preferred shares were outstanding. In this section, the terms “we,” “our” and “us” refer to the Company and not the Operating Partnership.

Description of Class C Preferred Shares

This summary of the terms and provisions of our Class C Preferred Shares is not complete and is qualified in its entirety by reference to our charter. You may obtain a complete copy of the articles of amendment describing our Class C Preferred Shares by contacting us.

General

We are currently authorized to issue up to 8,000,000 Class C Preferred Shares.

Our board of directors may authorize issuance of additional Class C Preferred Shares from time to time. The Class C Preferred Shares are listed on the NYSE under the symbol “SKTPrC.” The Class C Preferred Shares are maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances. The transfer agent, registrar and dividends disbursement agent for our Class C Preferred Shares is Computershare Trust Company, NA.

Ranking

With respect to the payment of dividends and amounts upon voluntary or involuntary liquidation, dissolution or winding up, our Class C Preferred Shares rank:

•	senior to the Company Common Shares and to any other class or series of our equity securities that by their terms rank junior to our Class C Preferred Shares;

•	on a parity with any other class or series of our equity securities that we may later authorize or issue and that by their terms rank on a parity with our Class C Preferred Shares;

•

junior to any class or series of our equity securities that we may later authorize or issue and that by their terms rank senior to our Class C Preferred Shares. Any such authorization or issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding Class C Preferred Shares; and

•	junior to all of our indebtedness.

Any convertible debt securities that we have issued or may issue are not considered to be equity securities for these purposes.

Dividends

Subject to the preferential rights of holders or any class or series of our equity securities ranking senior to the Class C Preferred Shares as to the payment of dividends, holders of Class C Preferred Shares are entitled to receive, when, if and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative quarterly cash dividends at the rate of 7.50% per annum of the $25.00 per share liquidation preference, equivalent to $1.875 per annum per share. However, during any period of time that both (i) the Class C Preferred Shares are not listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but Class C Preferred Shares are outstanding, we will increase the cumulative cash distributions payable on the Class C Preferred Shares to a rate of 8.5% per year of the $25.00 liquidation preference (equivalent to $2.125 per year per share).

Dividends on our Class C Preferred Shares will accrue and be cumulative from (and including) the date of original issue and will be payable quarterly when, if and as authorized by our board of directors in equal amounts in arrears on the 15th day of each of February, May, August and November or, if not a business day, then the next succeeding business day, and no interest or additional dividends or other sums will accrue on the amount so payable from the dividend payment date to such next succeeding business day. The first dividend on our Class C Preferred Shares was paid on February 15, 2006.

Our board of directors will not authorize, and we will not pay, any dividends on our Class C Preferred Shares or set aside funds for the payment of dividends if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements that restrict or prevent the payment of dividends on, or the purchase or redemption of, shares.

Notwithstanding the foregoing, dividends on our Class C Preferred Shares continue to accrue even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available for the payment of dividends, or we do not declare the payment of dividends. Accrued but unpaid dividends on our Class C Preferred Shares will not bear interest, and holders of Class C Preferred Shares are not be entitled to any dividends in excess of full cumulative dividends as described above. All of our dividends on Class C Preferred Shares, including any capital gain dividends, are credited to the previously accrued dividends on our Class C Preferred Shares. We will credit any dividend paid on Class C Preferred Shares first to the earliest accrued and unpaid dividend due.

We will not authorize, declare or pay any dividends, or set aside any funds for the payment of dividends and no other distribution of cash or other property will be authorized, declared or made, on Company Common Shares or other shares that rank junior to our Class C Preferred Shares as to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or redeem or otherwise acquire shares of Company Common Shares or other junior or parity shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on our Class C Preferred Shares for the current and all past dividend periods. This restriction will not limit our redemption or other acquisition of shares under incentive, benefit or stock purchase plans for officers, directors or employees or others performing or providing similar services or for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our articles of amendment describing our Class C Preferred Shares in order to preserve our status as a REIT for U.S. federal income tax purposes.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Class C Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders remaining after payment or liquidating distributions in cash or property at fair market value as determined by our board of directors equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) through and including the date of the payment. The holders of Class C Preferred Shares will be entitled to receive this liquidating dividend before we distribute any assets to holders of Company Common Shares or any other shares that rank junior to our Class C Preferred Shares as to the distribution of assets upon liquidation, dissolution or winding up. The rights of holders of Class C Preferred Shares to receive their liquidation preference would be subject to preferential rights of the holders of any class or series of our shares that is senior to our Class C Preferred Shares as to the distribution of assets upon liquidation, dissolution or winding up.

Special Optional Redemption

If at any time both (i) the Class C Preferred Shares cease to be listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but Class C Preferred Shares are outstanding, we will have the option to redeem the Class C Preferred Shares, in whole but not in part, within 90 days of the date upon which the Class C Preferred Shares cease to be listed or quoted and we cease to be subject to such reporting requirements, for cash at $25.00 per share plus accrued and unpaid distributions, if any, to the redemption date, whether or not authorized.

Redemption

We may not redeem the Class C Preferred Shares prior to November 14, 2010, with respect to our special option to redeem the Class C Preferred Shares if at any time both (i) the Class C Preferred Shares cease to be listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, as described under “—Special Optional Redemption”. On and after November 14, 2010, at our option upon not less than 30 days’ nor more than 60 days’ written notice, we may redeem the Class C Preferred Shares, in whole or from time to time in part, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not earned or authorized) through and including the date fixed for redemption. The Class C Preferred Shares are not redeemable at any time at the option of the holders thereof. If we reasonably conclude, based upon the advice of independent tax counsel experienced in such matters, that a redemption on a date that is earlier than 30 days after the date of written notice is necessary in order to preserve our qualification as a REIT for federal income tax purposes or to comply with federal tax laws relating to our qualification as a REIT, then we may redeem the Class C Preferred Shares on such an earlier date.

Voting Rights

Holders of Class C Preferred Shares have no voting rights, except as from time to time required by law and as follows.

•

If dividends on our Class C Preferred Shares are due but unpaid for six or more quarters, whether or not consecutive, holders of Class C Preferred Shares, voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors until all dividend arrearages have been paid or authorized and set aside for payment in full. Such election shall be held at the next annual meeting of the shareholders and at each subsequent annual meeting until all arrearages and the dividends on the Class C Preferred Shares have been paid.

•

In addition, the affirmative vote of the holders of at least 66 2/3% of the outstanding Class C Preferred Shares is required for us to (i) authorize, create or issue or increase the authorized or issued amount any class or series of our capital shares ranking senior to our Class C Preferred Shares as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of our capital shares into any such class or series of our capital stock, or create, authorize or issue any obligation or security convertible into or exchangeable for or evidencing the right to purchase any such class or series of our capital shares; or (ii) to amend, alter or repeal the provisions of our Articles of Incorporation or the articles of amendment that relate to the Class C Preferred Shares, whether by merger, consolidation or otherwise, in a manner that materially and adversely affects the rights, preferences, privileges or voting power of the holders of Class C Preferred Shares.

In any matter in which our Class C Preferred Shares is entitled to vote, each Class C Preferred Share will be entitled to one vote. If the holders of Class C Preferred Shares and another series of preferred shares are entitled to vote together as a single class on any matter, the Class C Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

In addition, the holders of such Class C Preferred Shares will not have any voting rights with respect to, and the consent of the holders of Class C Preferred Shares is not required for, the taking of any corporate action, including any merger or consolidation involving us or a sale of all or substantially all of our assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Class C Preferred Shares, except as set forth in part (ii) of the paragraph that is two paragraphs above. Except as expressly set forth in the articles of amendment that relate to the Class C Preferred Shares, the Class C Preferred Shares will not have any relative, participatory, optional or other special voting rights and powers.

Conversion Rights

Our Class C Preferred Shares are not convertible into or exchangeable for any of our other securities or property.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses certain material U.S. federal income tax consequences relating to the exchange of the Notes into Company Common Shares and cash, the ownership of Company Common Shares and the taxation of the Company, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, the legislative history of the Code, administrative interpretations and practices of the Internal Revenue Service, or IRS, and judicial decisions, all as of May 5, 2009. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received such rulings. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that such statements and conclusions, if challenged by the IRS, would be upheld by a court.

This summary is limited to holders who exchange Notes for cash and Company Common Shares and who hold the Notes and the Company Common Shares issued upon the exchange of the Notes as capital assets. This summary also does not address the tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	persons subject to the U.S. federal alternative minimum tax;

•	tax-exempt organizations (except to the extent specifically set forth below under “—Taxation of Holders of Common Shares—Tax-Exempt Holders”);

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	regulated investment companies and REITs;

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the Notes or Company Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not exchange their Notes pursuant to the offer; or

•	persons deemed to sell the Company Common Shares under the constructive sale provisions of the Code.

If you are considering exchanging the Notes, you should consult your tax advisors concerning the application of U.S. federal tax laws to your particular situation as well as any consequences of the exchange of the Notes and the purchase, ownership and disposition of the Company Common Shares arising under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this summary, a “U.S. holder” means a beneficial owner of a note or Company Common Shares received upon the exchange of a note that is:

•	a citizen or resident alien individual of the United States;

•

a corporation or partnership (or any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of a note or Company Common Shares received upon the exchange of a note that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. Non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is treated as a partnership for U.S. federal income tax purposes, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the exchange of the Notes and the receipt, ownership and disposition of the Company Common Shares.

You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the exchange of the Notes;

•	the receipt, ownership and disposition of the Company Common Shares, including the federal, state, local, foreign and other tax consequences and any reporting requirements;

•	the Company’s election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in the tax laws.

Exchange of Notes

U.S. Holders

The exchange of a note for common shares and cash is a taxable exchange for U.S. federal income tax purposes. Upon the exchange of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of Company Common Shares received on the exchange (excluding any portion attributable to accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in the note generally will be your cost for the note, (a) increased by market discount (if any) included in income with respect to the note pursuant to an election to include market discount in gross income currently as it accrues, and (b) decreased (but not below zero) by any amortizable bond premium (generally, the excess, if any, of the tax basis of the note to you immediately after its acquisition over the principal amount of the note payable at maturity which you have previously deducted). Except as discussed below with respect to market discount, such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of exchange. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitation.

A U.S. holder who acquired a note at a “market discount” (subject to a statutorily-defined de minimis exception) generally will be required to treat any gain on the exchange thereof as ordinary income rather than capital gain to the extent of the accrued market discount, unless an election was made to include market discount in income as it accrued for U.S. federal income tax purposes. Market discount at the time a note is purchased generally equals the excess of the principal amount of the note over your initial tax basis in the note. Market discount generally accrues ratably unless you have made an election to accrue the market discount on a constant yield basis.

If you receive cash in lieu of a fractional share, you will be treated as if you received the fractional share and then sold it for the amount of cash received.

Non-U.S. Holders

Any gain realized upon the exchange of a note (except with respect to accrued and unpaid interest, which would be taxable as described below) generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the note constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, or FIRPTA.

If your gain is described in the first bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person, and in the case of a non-U.S. holder that is a corporation, the gain may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty. If your gain is described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain, which gain generally may be offset by U.S. source capital losses. If your gain is described in the third bullet point, you would be subject to regular U.S. income tax with respect to such gain in the same manner as a U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Although the applicable rules are not entirely clear, we intend to take the position that the Notes constitute U.S. real property interests and, accordingly, that U.S. federal withholding tax applies under FIRPTA to the exchange of a note for cash and Company Common Shares. Therefore, we will withhold 10% of the gross proceeds paid on the exchange of any note held by a non-U.S. holder.

You are urged to consult your tax advisor as to whether gain you realize upon the exchange of a note is exempt from U.S. federal income tax under FIRPTA. If an exchange of a note is exempt from U.S. federal income tax under FIRPTA and is not otherwise subject to U.S. federal income tax, any amounts withheld from such payments to you may be refunded or credited against your U.S. federal income tax liability, if any, if you file with the IRS, on a timely basis, the required IRS forms.

Interest paid to non-U.S. holders will not be subject to U.S. federal income or withholding tax, provided that:

•	you do not actually or constructively own 10% or more of the capital or profits interest in us, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of Section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•

you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or applicable successor form)) or (b) you hold your Notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest, unless you provide us with a properly executed (1) IRS Form W-8BEN (or applicable successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or applicable successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) generally in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Taxation of Holders of Common Shares

Taxable U.S. Holders

Distributions Generally

Distributions out of the Company’s current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends, and certain amounts that have previously been subject to corporate level tax, discussed below, will be taxable to U.S. holders as ordinary income. See “—Tax Rates” below. As long as the Company qualifies as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations. For purposes of determining whether distributions to holders of Company Common Shares are out of the Company’s current or accumulated earnings and profits, the Company’s earnings and profits will be allocated first to its outstanding preferred shares and then to its outstanding common shares.

To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. holder. This treatment will reduce your adjusted tax basis in your Company Common Shares by the amount of the distribution, but not below zero. Distributions in excess of the Company’s current and accumulated earnings and profits and in excess of your adjusted tax basis in your Company Common Shares will be taxable as capital gains. Such gain will be taxable as long-term capital gain if your holding period for the Company Common Shares is greater than one year. Dividends will generally be taxable, if at all, in the year of the distribution. However, dividends the Company declares in October,

November or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by the Company and received by the holder on December 31 of that year, provided the Company actually pays the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of the Company’s net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in Company shares and partially paid in cash that comply with Revenue Procedure 2009-15, will be fully taxable to the recipient U.S. holder.

Capital Gain Dividends

Distributions that the Company properly designates as capital gain dividends will be taxable to U.S. holders as gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed the Company’s actual net capital gain for the taxable year. If the Company properly designates any portion of a distribution as a capital gain dividend, then, except as otherwise required by law, the Company presently intends to allocate a portion of total capital gain dividends paid or made available to holders of all classes of its shares for the year to the holders of its common shares and preferred shares in proportion to the amount that its total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of such shares for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of its shares for the year.

Passive Activity Losses and Investment Interest Limitations

Distributions by the Company and gain arising from the sale, exchange or other disposition of the Company Common Shares by a U.S. holder will not be treated as passive activity income. As a result, you generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of Company Common Shares and income designated as qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Net Capital Gains

The Company may elect to retain, rather than distribute as a capital gain dividend, all or a portion of its net capital gains. If the Company makes this election, it would pay tax on its retained net capital gains. In addition, to the extent the Company so elects, you generally would:

•

include your pro rata share of the Company’s undistributed net capital gains in computing your long-term capital gains in your return for your taxable year in which the last day of the Company’s taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in your capital gains;

•	receive a credit or refund for the amount of tax deemed paid by you;

•	increase the adjusted basis of your Company Common Shares by the difference between the amount of includable gains and the tax deemed to have been paid by you; and

•	if you are a corporation, appropriately adjust your earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Sale or Other Disposition of Common Shares

Upon the sale or other disposition of Company Common Shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or other disposition and (ii) your adjusted tax basis in the Company Common Shares. Such gain or loss will generally be long-term capital gain or loss if your holding period in the Company Common Shares is more than one year at the time of such disposition. In general, if a U.S. holder recognizes loss upon the sale or other disposition of Company Common Shares that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Company which were required to be treated as long-term capital gains. Deduction of capital losses may be subject to limitations.

Redemption or Repurchase by Us

A redemption or repurchase of Company Common Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend to the extent of the Company’s current and accumulated earnings and profits at ordinary income rates unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. The redemption or repurchase will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the U.S. holder;

•	results in a “complete termination” of the U.S. holder’s interest in us; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder,

all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests have been met, Company shares, including Company Common Shares and other equity interests in the Company, considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in the Code, as well as Company shares actually owned by the U.S. holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to the U.S. holder depends upon the facts and circumstances at the time that the determination must be made, U.S. holders are advised to consult their tax advisors to determine such tax treatment.

If a redemption or repurchase of shares of Company Common Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Taxable U.S. Holders—Distributions Generally.” A U.S. holder’s adjusted basis in the redeemed or repurchased Company Common Shares for tax purposes will be transferred to its remaining Company shares, if any. If a U.S. holder owns no other Company shares, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

If a redemption or repurchase of Company Common Shares is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Taxable U.S. Holders—Sale or Other Disposition of Common Shares.”

Tax Rates

The maximum tax rate for noncorporate taxpayers for (i) capital gains, including “capital gain dividends,” is currently 15% (although, depending on the characteristics of the assets which produced these gains and on designations which the Company may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) “qualified dividend income” is currently 15%. In general, dividends payable by a REIT are not eligible for the reduced tax rate on qualified dividend income, except to the extent certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as a taxable REIT subsidiary) or to income that was subject to tax at the corporate/REIT level (for example, if the Company distributes taxable income that it retained and paid tax on in the prior taxable year). Assuming there is no change in the current law, the applicable provisions of the U.S. federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Taxable Non-U.S. Holders

Distributions Generally

Distributions that are neither attributable to gain from sales or exchanges by the Company of U.S. real property interests nor designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of the Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to U.S. federal withholding tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with your conduct of a trade or business in the United States. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

In cases where the dividend income from a non-U.S. holder’s investment in the Company Common Shares is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as if it were a U.S. person, and, in the case of a non-U.S. holder that is a corporation, the income may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty.

The Company expects to withhold U.S. income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1)	a lower treaty rate applies and the non-U.S. holder provides the Company with an IRS Form W-8BEN (or applicable successor form) evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. holder provides the Company with an IRS Form W-8ECI (or applicable successor form) claiming that the distribution is income effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed your adjusted tax basis in your Company Common Shares, but rather will reduce the adjusted tax basis of such shares. To the extent that such distributions exceed the adjusted tax basis of your Company Common Shares, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. For withholding purposes, the Company expects to treat all distributions as if made out of its current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests

Distributions to a non-U.S. holder that the Company properly designates as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless:

(1)	the investment in the Company Common Shares is treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as if it were a U.S. person, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2)	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a flat 30% tax on the individual’s capital gains (which may generally be offset by U.S. source capital losses).

Pursuant to FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Company of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. A non-U.S. holder generally will be subject to tax on such gain in the same manner as if it were a U.S. person, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien. The Company also will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury Regulations) of any distribution to a non-U.S. holder that is designated as a capital gain dividend or, if greater, 35% of a distribution to a non-U.S. holder that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of shares which is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore not subject to the 35% U.S. withholding tax described above, if the non-U.S. holder did not own more than 5% of such class of shares at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions. We believe that the Company Common Shares are currently “regularly traded” on an established securities market; however, there can be no assurance that the Company Common Shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by the Company as retained capital gains in respect of Company Common Shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under that approach, you would be able to offset as a credit against your U.S. federal income tax liability your proportionate share of the tax paid by the Company on such retained capital gains and to receive from the IRS a refund to the extent your proportionate share of such tax paid by us were to exceed your actual U.S. federal income tax liability.

Sale or Other Disposition of Common Shares

Any gain realized upon the sale or other disposition of Company Common Shares generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the Company Common Shares constitute a U.S. real property interest within the meaning of FIRPTA.

If your gain is described in the first bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person, and in the case of a non-U.S. holder that is a corporation, the gain may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty. If your gain is described in the second bullet point above, you will be subject to a flat tax 30% U.S. federal income tax on the gain, which gain generally may be offset by U.S. source capital losses. If your gain is described in the third bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Company Common Shares would be required to withhold and remit to the IRS 10% of the purchase price, if Company Common Shares were not “regularly traded” on an established securities market.

The Company Common Shares will not constitute a “U.S. real property interest” if and for so long as the Company is a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. persons. However, even if the Company is a domestically controlled REIT, upon disposition of Company Common Shares (subject to the 5% exception applicable to “regularly traded” shares described below), a non-U.S. holder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. holder (1) disposes of Company Common Shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (2) acquires, or enters into a contract or option to acquire, other Company Common Shares within 30 days after such ex-dividend date.

If the Company does not qualify as a domestically controlled REIT at the time a non-U.S. holder sells or otherwise disposes of the Company Common Shares, gain arising from the sale or exchange by a non-U.S. holder of the Company Common Shares would not be subject to U.S. federal income tax under FIRPTA as a sale of a U.S. real property interest if:

•	the Company’s common shares are “regularly traded” on an established securities market such as the NYSE; and

•	such non-U.S. holder owned, actually and constructively, 5% or less of the Company’s common shares throughout the five-year period ending on the date of the sale or disposition.

We believe that the Company Common Shares are currently “regularly traded” on an established securities market; however, there can be no assurance that the Company Common Shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Redemption or Repurchase by Us

A redemption or repurchase of Company Common Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend to the extent of the Company’s current and accumulated earnings and profits at ordinary income rates unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. See “—Taxable U.S. Holders—Redemption or Repurchase by Us.”

If a redemption or repurchase of Company Common Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Taxable Non-U.S. Holders—Distributions Generally.” If a redemption or repurchase of Company Common Shares is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Taxable Non-U.S. Holders—Sale or Other Disposition of Common Shares.” If a redemption or repurchase of Company Common Shares is treated as a taxable sale or exchange, then in certain circumstances the Company will be required under FIRPTA to withhold and remit to the IRS 10% of the sum of the amount of cash and the fair market value of any property received, unless the Company Common

Shares are “regularly traded” on an established securities market and the non-U.S. holder owned, actually and constructively, 5% or less of the Company Common Shares throughout the five-year period ending on the date of the redemption or repurchase. We believe that the Company Common Shares are currently “regularly traded” on an established securities market; however, there can be no assurance that the Company Common Shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Tax-Exempt Holders

Dividends on the Company’s common shares and gain arising from a sale of common shares will not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds its common shares as “debt financed property” within the meaning of the Code or if the Company Common Shares are used in a trade or business of the tax-exempt holder. Generally, “debt financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in the Company Common Shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company Common Shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the look-through exception with respect to certain trusts.

Backup Withholding and Information Reporting

U.S. Holders

The Company and the Operating Partnership, as applicable, are required to furnish to the record U.S. holders, and to the IRS, information with respect to interest paid on the Notes (including interest deemed paid on an exchange of a note) and dividends paid on the Company Common Shares.

You may be subject to backup withholding with respect to the exchange (including on interest paid on the Notes) and dividends paid on Company Common Shares or with respect to proceeds received from a disposition of Company Common Shares. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

The payment of proceeds from a holder’s disposition of Company Common Shares to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a “U.S.-related person” will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such holder is not a U.S. person and the broker has no knowledge to the contrary, or such holder establishes an exemption.

Non-U.S. Holders

If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that the Company or the Operating Partnership makes to you (including in the exchange) provided that the Company or the Operating Partnership, as applicable, does not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above with respect to interest payments under “—Exchange of Notes—Non-U.S. Holders.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the disposition of Company Common Shares within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, the Company or the Operating Partnership, as applicable, generally will be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability, if any, and may be entitled to a refund, provided that the required information is furnished to the IRS in a timely manner.

The payment of proceeds from a holder’s disposition of Company Common Shares to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a “U.S.-related person” will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such holder is not a U.S. person and the broker has no knowledge to the contrary, or such holder establishes an exemption.

Taxation of Tanger Factory Outlet Centers, Inc.

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which has allowed us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1993. We intend to continue to be organized and operate in this manner. However, no assurance can be given that we have been organized and have operated or will continue to be organized and operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” below.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. The following sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code, these rules and these Treasury Regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with this exchange offer and has rendered an opinion to the effect that, commencing with our taxable year ended December 31, 1993, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and representations as to factual matters, including representations made by us in this S-4 and in a factual certificate provided by one of our officers. Latham & Watkins LLP will have no obligation to update its opinion subsequent to its date. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code and discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of share ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of our operation in any particular taxable year will satisfy those requirements. See “—Failure to Qualify” below. Further, the anticipated income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” that generally results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We will be required to pay federal income taxes, however, as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

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If we have (a) net income from the sale or other disposition of “foreclosure property,” held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

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We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (ii) the amount by which 95% (90% for taxable years ending on or before December 31, 2004)

of our gross income exceeds the amount qualifying under the 95% gross income test described below multiplied by (b) a fraction intended to reflect our profitability.

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If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

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We may elect to retain and pay income tax on our net capital gain. See “—Taxation of Holders of Common Shares—Taxable U.S. Holders—Retention of Net Capital Gains” and “—Taxation of Holders of Common Shares—Taxable Non-U.S. Holders—Retention of Net Capital Gains.”

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If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year and (c) any undistributed taxable income from prior periods.

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If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

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We will be subject to a 100% penalty tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), specified tax-exempt entities, including pension funds, generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have been organized and operated in a manner that has allowed us to satisfy conditions (1) through (7) above. In addition, our charter provides for restrictions regarding the ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described under “Description of Common Shares—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, and would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

We must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, and comply with the record keeping requirements of the Code and applicable Treasury Regulations. In addition, a corporation may not be a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its pro rata share of the assets of that entity. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, our pro rata share of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of these items of any partnership or limited liability company in which it owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies and their partners or members below in “—Tax Aspects of the Operating Partnership.” We have control of the Operating Partnership and intend to continue to operate it in a manner consistent with the requirements for our qualification as a REIT. In the future, we may be a limited partner or non-managing member in a partnership or limited liability company. If such a partnership or limited liability company were to take actions which could jeopardize our status as a REIT or require us to pay tax, we could be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless entitled to relief, as described below. See “—Failure to Qualify” below.

We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” described below. For federal income tax purposes, a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code, including the REIT qualification tests. Thus, in applying the requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities as described below in “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with that REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt directly or indirectly funded by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. We own an interest in Tanger Development Corporation, which has jointly elected with us to be treated as a taxable REIT subsidiary, and we may own interests in one or more additional taxable REIT subsidiaries in the future.

A REIT’s ownership of securities of a taxable REIT subsidiary will not be subject to the 5% or 10% asset tests described below. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT.

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First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions entered into after July 30, 2008 and certain foreign currency gains recognized after July 30, 2008, from (a) investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) specified types of temporary investments.

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Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions entered into after July 30, 2005 and certain foreign currency gains recognized after July 30, 2008, from (a) the real property investments described above, (b) dividends, interest and gain from the sale or disposition of shares or securities or (c) any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive will qualify as “rents from real property” for purposes of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

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The amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

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We, or an actual or constructive owner of 10% or more of our capital shares, do not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended and modified, if such modification increases the rents due under such lease; provided, however, that if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such subsidiary.

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property.”

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We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through a taxable REIT subsidiary or an independent contractor from whom we derive no revenue. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of noncustomary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of the Operating Partnership, do not intend to permit the Operating Partnership, to take actions that will cause the rents that the Operating Partnership receives to fail to qualify as “rents from real property.” However, we may intentionally fail to satisfy some of these conditions to the extent we conclude, based on the advice of our tax counsel, the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determination of value.

From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 95% gross income test to the extent such a hedging transaction is entered into on or after January 1, 2005, and will not constitute gross income and thus will be exempt from the 75% gross income test to the extent such hedging transaction is entered into after July 30, 2008. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into on or prior to July 30, 2008 will be treated as nonqualifying income for purposes of the 75% gross income test. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) for hedging transactions entered into after July 30, 2008, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiary pays dividends, such dividend income will qualify under the 95%, but not the 75%, gross income test. We intend to monitor the amount of the dividend and other income from our taxable REIT subsidiary and we intend to take actions to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. While we expect these actions will prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we generally may avail ourselves of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “Taxation of Tanger Factory Outlet Centers, Inc.—General” above, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income

Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax unless certain safe harbor exceptions apply. Our gain includes our share of any such gain realized by the Operating Partnership and any other partnerships or other entities treated as partnerships in which we own an interest or by our qualified REIT subsidiaries. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning its properties and other properties. The Operating Partnership intends to make occasional sales of our properties as are consistent with our investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Asset Tests

At the close of each quarter of our taxable year, we also must satisfy six tests relating to the nature and composition of our assets:

•

First, at least 75% of the value of our assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a share offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

•	Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

•

Third, for taxable years ending on or prior to December 31, 2000, of the investments included in the 25% asset class and except for certain investments in other REITs and our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer’s outstanding voting securities.

•

Fourth, for taxable years beginning after December 31, 2000 and ending on or before December 31, 2008, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

•	Fifth, for taxable years beginning after December 31, 2008, not more than 25% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

•

Finally, for taxable years beginning after December 31, 2000, of the investments included in the 25% asset class, and except for the securities of a taxable REIT subsidiary, other REITs and a qualified REIT subsidiary, not more than 5% of the value of our total assets may be represented by securities of any one issuer, we may not own more than 10% of any one issuer’s outstanding voting securities and we may not own more than 10% of the value of any one issuer’s securities. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, commencing with our taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purposes certain securities described in the Code.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in a partnership or limited liability company will be treated as an acquisition of a portion of the securities or other property owned by the partnership or limited liability company. We believe that we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the REIT asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our non-qualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000 and (ii) we dispose of the non-qualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and (iii) disclosing certain information to the IRS. Although we plan to take steps to ensure that we satisfy the various steps described above for any quarter with respect to which retesting is to occur, there can be no assurance that our efforts will always be successful. If we cannot avail ourselves of these relief provisions, we would cease to qualify as a REIT. See “—Failure to Qualify” below.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of non-cash income over 5% of our “REIT taxable income.”

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the assets in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration, provided such payment is made within the twelve-month period following the close of such year. These distributions are taxable to our shareholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. The amount distributed must not be preferential. To avoid this treatment, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on this income at regular corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

We expect that our “REIT taxable income” will be less than our cash flow due to the allowance for depreciation and other non-cash charges included in computing “REIT taxable income.” Accordingly, we anticipate that generally we will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, it is possible that we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to borrow funds in order to pay dividends or pay dividends in the form of taxable share dividends. Revenue Procedure 2009-15 sets forth a safe harbor pursuant to which certain part-stock and part-cash dividends distributed by REITs for calendar years 2008 and 2009 will satisfy the REIT distribution requirements. Under the terms of this Revenue Procedure, up to 90% of our distributions could be paid in Company shares.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we would be required to pay a 4% excise tax to the extent our actual annual distributions during a calendar year are less than the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year plus, in each case, any undistributed taxable income from prior periods. Distributions with declaration and record dates falling in the last three months of the calendar year, which are made by the end of January immediately following such year, will be treated as made on December 31 of the prior year. Any taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding common shares.

Failure to Qualify

Commencing with our taxable year beginning January 1, 2005, specified cure provisions have been available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our shareholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to quality as a REIT, shareholders will be required to pay tax on all distributions to them at regular corporate dividend rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Proposed Legislation

Legislation has been introduced from time to time that would amend certain rules relating to REITs. As of May 5, 2009, it is not possible to predict with any certainty whether any such legislation will be enacted.

Tax Aspects of the Operating Partnership

General

Substantially all of the Company’s investments are held through the Operating Partnership. In addition, the Operating Partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships (or disregarded entities) for federal income tax purposes.

Entity Classification

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that an “eligible entity” may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. Such an entity’s claimed classification will be respected for all prior periods so long as the entity had a reasonable basis for its claimed classification and certain other requirements are met. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership met the requirements for classification as a partnership under prior law for all periods prior to January 1, 1997 and has claimed and will continue to claim classification as a partnership. Therefore, under the current Treasury Regulations, the Operating Partnership will be taxed as a partnership.

Tax Allocations With Respect to the Centers

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the Partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, or the Book-Tax Difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property by the Tanger Family Partnership. Consequently, the Partnership Agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

In general, the Tanger Family Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the Tanger Family Partnership, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of such assets to the Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements. See “—Annual Distribution Requirements.”

Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the “traditional method,” or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the “traditional method” for accounting for Book-Tax Differences with respect to the factory outlet centers initially contributed to the Partnership. As a result of such determination, distributions to shareholders will be comprised of a greater portion of taxable income rather than a return of capital. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to factory outlet centers contributed to the Operating Partnership in the future.

With respect to the factory outlet centers initially contributed to the Operating Partnership by the Company, as well as any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Basis in Operating Partnership Interest

The Company’s adjusted tax basis in its interest in the Operating Partnership generally will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, increased by (a) its allocable share of the Operating Partnership’s income and (b) its allocable share of indebtedness of the Operating Partnership and reduced, but not below zero, by (a) the Company’s allocable share of losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) constructive distributions resulting from a reduction in the Company’s share of indebtedness of the Operating Partnership.

If the allocation of the Company’s distributive share of the Operating Partnership’s loss exceeds the adjusted tax basis of the Company’s partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its partnership interest. To the extent that the Operating Partnership’s distributions, or any decrease in the Company’s share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceed the Company’s adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company’s interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year for corporations), the distributions and constructive distributions will constitute long-term capital gains.

Other Tax Consequences

The Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Latham & Watkins LLP, New York, New York. The validity of the Company Common Shares and certain other matters of North Carolina law will be passed upon for us by Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A., Burlington, North Carolina. The dealer managers are represented by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 of Tanger Factory Outlets Centers, Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Tanger Properties Limited Partnership as of December 31, 2008 included in this prospectus as Annex A have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ANNEX A

Operating Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number No. 333-3526-01

TANGER PROPERTIES LIMITED PARTNERSHIP

(Exact name of Registrant as specified in its charter)

North Carolina	56-1822494
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3200 Northline Avenue, Suite 360	(336) 292-3010
Greensboro, NC 27408	(Registrant’s telephone number)
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:    None

Securities registered pursuant to Section 12(g) of the Act:    None

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer: and “smaller reporting company” (as defined in Rule 12b-2 of the Securities and Exchange Act of 1934).

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).    Yes  ☐    No  ☒

Documents Incorporated By Reference

Part III incorporates certain information by reference from the definitive proxy statement of Tanger Factory Outlet Centers, Inc. to be filed with respect to the Annual Meeting of Shareholders to be held May 8, 2009.

PART I

Item 1.    Business

The Company

Tanger Properties Limited Partnership and subsidiaries, a North Carolina limited partnership, focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. We are one of the largest owners and operators of factory outlet centers in the United States. As of December 31, 2008, we owned and operated 30 outlet centers, with a total gross leasable area of approximately 8.8 million square feet. These factory outlet centers were 97% occupied and contained over 1,900 stores, representing approximately 370 store brands. We also operated and had partial ownership interests in three outlet centers totaling approximately 1.4 million square feet.

We are controlled by Tanger Factory Outlet Centers, Inc. and subsidiaries, a fully-integrated, self-administered and self-managed real estate investment trust, or REIT. The Company owns the majority of the partnership interests issued by the Operating Partnership, which we refer to as units, through its two wholly-owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. The remaining units are held by the Tanger family through ownership of the Tanger Family Limited Partnership. Stanley K. Tanger, the Company’s Chairman of the Board, is the sole general partner of the Tanger Family Limited Partnership. Unless the context indicates otherwise, the term “Operating Partnership” refers to Tanger Properties Limited Partnership and subsidiaries and the term “Company” refers to Tanger Factory Outlet Centers, Inc. and subsidiaries. The terms “we”, “our” and “us” refer to the Operating Partnership or the Operating Partnership and the Company together, as the text requires.

As of December 31, 2008, Tanger GP Trust owned 150,000 units of the Operating Partnership, Tanger LP Trust owned 15,683,751 units of the Operating Partnership and the Tanger Family Limited Partnership owned the remaining 3,033,305 units. Each Tanger Family Limited Partnership unit is exchangeable for two of the Company’s common shares, subject to certain limitations to preserve the Company’s status as a REIT. In addition, Tanger LP Trust owned 3,000,000 preferred units which were issued by the Operating Partnership in exchange for the proceeds from the Company’s issuance of 3.0 million 7.5% Class C Cumulative Preferred Shares, or Class C Preferred Shares. If the Company redeems any Class C Preferred Shares, the Operating Partnership will redeem an equivalent number of preferred units for the liquidation preference value of the Company’s Class C Preferred Shares.

As of February 1, 2009, the Company’s management beneficially owned approximately 19% of all outstanding Company common shares (assuming the Tanger Family Limited Partnership’s common units are exchanged for Company common shares but without giving effect to the exercise of any outstanding share and partnership unit options or the conversion of the exchangeable notes).

Ownership of the Company’s common shares is restricted to preserve the Company’s status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of the Company’s common shares or 9.8% of the Company’s Class C Preferred Shares. The Company also operates in a manner intended to enable it to preserve its status as a REIT, including, among other things, making distributions with respect to its outstanding common shares equal to at least 90% of its taxable income each year.

We are a North Carolina limited partnership that was formed in May 1993. Our executive offices are currently located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina, 27408 and our telephone number is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. A copy of our 10-K’s, 10-Q’s, 8-K’s and any amendments thereto can be obtained, free of charge, on our website as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission, or the Commission.

Recent Developments

Washington, Pennsylvania and Deer Park (Long Island), New York

On August 29, 2008, we held the grand opening of our 371,000 square foot outlet center located south of Pittsburgh in Washington, Pennsylvania. Tenants include Nike, Gap, Old Navy, Banana Republic, Coach and others. At December 31, 2008, the outlet center was 85% leased. Based upon the response by customers at this center’s grand opening events, we believe there is tenant interest in the remaining available space and additional signed leases will be completed over time.

On October 23, 2008, we held the grand opening of the initial phase of the Deer Park, New York project. The project contains approximately 685,000 square feet including a 32,000 square foot Neiman Marcus Last Call store, which is the first and only one on Long Island. Other tenants include Anne Klein, Banana Republic, BCBG, Christmas Tree Shops, Eddie Bauer, Reebok, New York Sports Club and others. Regal Cinemas has also leased 67,000 square feet for a 16-screen Cineplex, one of the few state of the art cineplexes on Long Island. The project also includes approximately 29,000 square feet of warehouse space that is utilized to support the operations of our tenants. The project was 78% occupied as of December 31, 2008.

Acquisition of Interest in Myrtle Beach Highway 17 Joint Venture

On January 5, 2009, we purchased the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture for a cash price of $32.0 million which was net of the assumption of the existing mortgage loan of $35.8 million. The acquisition was funded by amounts available under our unsecured lines of credit.

Potential Future Developments

We currently have an option for a new development site located in Mebane, North Carolina on the highly traveled Interstate 40/85 corridor, which sees over 83,000 cars daily. The site is located halfway between the Research Triangle Park area of Raleigh, Durham, and Chapel Hill, and the Triad area of Greensboro, High Point and Winston-Salem. During the option period, we are analyzing the viability of the site and determining whether to proceed with the development of a center at this location.

We currently have an option for a new development site located in Irving, Texas, which would be our third in the state. The site is strategically located west of Dallas at the North West quadrant of busy State Highway 114 and Loop 12 and will be the first major project planned for the Texas Stadium Redevelopment Area. It is also adjacent to the upcoming DART light rail line (and station stop) connecting downtown Dallas to the Las Colinas Urban Center, the Irving Convention Center and the Dallas/Fort Worth Airport.

At this time, we are in the initial study period on these potential new locations. As such, there can be no assurance that either of these sites will ultimately be developed. These projects, if realized, would be primarily funded by amounts available under our unsecured lines of credit but could also be funded by other sources of capital such as collateralized construction loans, public debt or equity offerings as necessary or available. In the fourth quarter of 2008, we made the decision to terminate our purchase options in Port St. Lucie, Florida and Phoenix, Arizona. As a result, we recorded a $3.9 million charge relating to our predevelopment costs on these and other projects deemed no longer probable.

Store Closings Related to Current Economic Environment

Our country and the world are facing some of the most difficult financial times in recent history. This uncertainty has affected all sectors of business and the retail outlet sector is no exception. Following is a listing of significant tenants that had store closings in 2008 and those that have informed us of their intention to close in the coming year:

Tenants	Time period of closing	Square feet	Square feet re-leased	% increase in base rent upon re-lease
Mikasa, Borders, Springmaid, Bombay, WestPoint Stevens, Little Me	1st half 2008	236,000	60%	64%
Geoffrey Beene, Big Dog, Pepperidge Farms	2nd half 2008	93,000	31%	63%
Pfaltzgraff, S&K Menswear, Koret, Sag Harbor, KB Toys	2009	171,000	—	—

Much of this space is being re-leased with substantial increases in base rental rates. However, given current economic conditions it may take longer to re-lease the remaining space and more difficult to achieve similar increases in base rental rates. Also, there may be additional tenants that have not informed us of their intentions and which may close stores in the coming year. There can be no assurances that we will be able to re-lease such space. While the timing of an economic recovery is unclear and these conditions may not improve quickly, we believe in our business and our long-term strategy.

Financing Transactions

On February 15, 2008, our $100.0 million, 9.125% unsecured senior notes matured. We repaid these notes with amounts available under our unsecured lines of credit.

During the first quarter of 2008, we increased the maximum availability under our existing unsecured lines of credit by $125.0 million, bringing our total availability to $325.0 million. The terms of the increases were identical to those included within the existing unsecured lines of credit. Five of our six lines of credit, representing $300.0 million, have maturity dates of June 2011 or later. One line of credit, representing $25.0 million and for which no amounts were outstanding on December 31, 2008 is scheduled to expire in June 2009.

During the second quarter of 2008, we closed on a $235.0 million unsecured three year syndicated term loan facility. Based on our current debt ratings, the facility bears interest of LIBOR plus 160 basis points. Depending on our investment grade debt ratings, the interest rate can vary from LIBOR plus 125 basis points to LIBOR plus 195 basis points.

In June 2008, proceeds from the term loan were used to pay off our mortgage loan with a principal balance of approximately $170.7 million. A prepayment premium, representing interest through the July payment date, of approximately $406,000 was paid at closing. The remaining proceeds of approximately $62.8 million, net of closing costs, were applied against amounts outstanding on our unsecured lines of credit and to settle two interest rate lock protection agreements.

In July 2008 and September 2008, we entered into interest rate swap agreements with Wells Fargo Bank, N.A. and Branch Banking and Trust Company, or BB&T, for notional amounts of $118.0 million and $117.0 million, respectively. The purpose of these swaps was to fix the interest rate on the $235.0 million outstanding under the term loan facility completed in June 2008. The swaps fixed the one month LIBOR rate at 3.605% and 3.70%, respectively. When combined with the current spread of 160 basis points which can vary based on changes in our debt ratings, these swap agreements fix our interest rate on the $235.0 million of variable rate debt at 5.25% until April 1, 2011.

In October 2008, our debt rating was upgraded by the Standard and Poor’s Ratings Services from BBB- to BBB, making the Company one of only two REITs to receive a ratings upgrade in 2008. We currently have an investment grade rating with Moody’s Investors Service of Baa3. Because of this upgrade, one of our line of credit borrowing rates decreased to LIBOR plus 60 basis points. Of the $161.5 million outstanding on our unsecured lines of credit as of December 31, 2008, the borrowing rates range from LIBOR plus 60 basis points to LIBOR plus 75 basis points.

We believe our current balance sheet position is financially sound; however, due to the current weakness in and unpredictability of the capital and credit markets, we can give no assurance that affordable access to capital will exist between now and 2011 when our next debt maturities occur. As a result, our current primary focus is to strengthen our capital and liquidity position by controlling and reducing construction and overhead costs, generating positive cash flows from operations to cover our distributions and reducing outstanding debt.

The Factory Outlet Concept

Factory outlets are manufacturer-operated retail stores that sell primarily first quality, branded products at significant discounts from regular retail prices charged by department stores and specialty stores. Factory outlet centers offer numerous advantages to both consumers and manufacturers. Manufacturers selling in factory outlet stores are often able to charge customers lower prices for brand name and designer products by eliminating the third party retailer. Factory outlet centers also typically have lower operating costs than other retailing formats, which enhance the manufacturer’s profit potential. Factory outlet centers enable manufacturers to optimize the size of production runs while continuing to maintain control of their distribution channels. In addition, factory outlet centers benefit manufacturers by permitting them to sell out-of-season, overstocked or discontinued merchandise without alienating department stores or hampering the manufacturer’s brand name, as is often the case when merchandise is distributed via discount chains.

We believe that factory outlet centers will continue to present attractive opportunities for capital investment in the long-term. We further believe, based upon our contacts with present and prospective tenants that many companies will continue to utilize the factory outlet concept as a profitable distribution vehicle. However, due to present economic conditions and illiquidity in the financial and credit markets, new development or expansion may not provide the attractive investment returns historically achieved.

Our Factory Outlet Centers

Each of our factory outlet centers carries the Tanger brand name. We believe that national manufacturers and consumers recognize the Tanger brand as one that provides factory outlet shopping centers where consumers can trust the brand, quality and price of the merchandise they purchase directly from the manufacturers.

As one of the original participants in this industry, we have developed long-standing relationships with many national and regional manufacturers. Because of our established relationships with many manufacturers, we believe we are well positioned for the long-term.

Our factory outlet centers range in size from 24,619 to 729,315 square feet and are typically located at least 10 miles from major department stores and manufacturer-owned, full-price retail stores. Manufacturers prefer these locations so that they do not compete directly with their major customers and their own stores. Many of our factory outlet centers are located near tourist destinations to attract tourists who consider shopping to be a recreational activity. Our centers are typically situated in close proximity to interstate highways that provide accessibility and visibility to potential customers.

As of February 1, 2009, we had a diverse tenant base comprised of approximately 370 different well-known, upscale, national designer or brand name concepts, such as Polo Ralph Lauren, Off Saks Fifth Avenue, Neiman Marcus, GAP, Banana Republic, Old Navy, Liz Claiborne, Juicy, Kate Spade, Lucky Brand Jeans, Reebok, Tommy Hilfiger, Abercrombie & Fitch, Hollister, Eddie Bauer, Coach Leatherware, Brooks Brothers, BCGB, Michael Kors, Nike and others. Most of the factory outlet stores are directly operated by the respective manufacturer.

No single tenant (including affiliates) accounted for 10% or more of combined base and percentage rental revenues during 2008, 2007 and 2006. As of February 1, 2009, our largest tenant, The Gap Inc., including all of its store concepts, accounted for approximately 8.4% of our leasable square feet. Because our typical tenant is a large, national manufacturer, we have not experienced any significant problems with respect to rent collections or lease defaults.

Revenues from fixed rents and operating expense reimbursements accounted for approximately 91% of our total revenues in 2008. Revenues from contingent sources, such as percentage rents, vending income and miscellaneous income, accounted for approximately 9% of 2008 revenues. In conclusion, only small portions of our revenues are dependent on contingent revenue sources.

Business History

Stanley K. Tanger, the Company’s founder and Chairman of the Board of Directors, entered the factory outlet center business in 1981. Prior to founding our company, Stanley K. Tanger and his son, Steven B. Tanger, our President and Chief Executive Officer, built and managed a successful family owned apparel manufacturing business, Tanger/Creighton Inc., or Tanger/Creighton, which business included the operation of five factory outlet stores. Based on their knowledge of the apparel and retail industries, as well as their experience operating Tanger/Creighton’s factory outlet stores, they recognized that there would be a demand for factory outlet centers where a number of manufacturers could operate in a single location and attract a large number of shoppers.

In 1981, Stanley K. Tanger began developing successful factory outlet centers. Steven B. Tanger joined the Company in 1986. By June 1993, the Tangers had developed 17 centers totaling approximately 1.5 million square feet. In June 1993, we completed our initial public offering, making Tanger Factory Outlet Centers, Inc. the first publicly traded outlet center company. Since our initial public offering, we have grown our portfolio through the strategic development, expansion and acquisition of outlet centers and are now one of the largest owner operators of factory outlet centers in the country.

Business Strategy

The Operating Partnership has been built on a firm foundation of strong and enduring business relationships coupled with conservative business practices. We partner with many of the world’s best known and most respected retailers and manufacturers. By fostering and maintaining strong tenant relationships with these successful, high volume companies, we have been able to solidify our position as a leader in the outlet industry for more than a quarter century. The confidence and trust that we have developed with our retail partners from the very beginning has allowed us to forge the impressive retail alliances that we enjoy today with approximately 370 brand name manufacturers.

Nothing takes the place of experience. We have had a solid track record of success in the outlet industry for the past 28 years. In 1993, Tanger led the way by becoming the industry’s first outlet center company to be publicly traded. Our seasoned team of real estate professionals utilizes the knowledge and experience that we have gained to give us a competitive advantage and a history of accomplishments in the manufacturers’ outlet business.

We are proud to report that as of December 31, 2008, our wholly- owned outlet centers were 97% occupied with average tenant sales of $328 per square foot. Our properties have had an average occupancy rate of 95% or greater on December 31st of each year since 1981. The ability to achieve this level of performance is a testament to our long-standing relationships, industry experience and our expertise in the development and operation of manufacturers’ outlet centers.

Growth Strategy

Growth doesn’t happen by chance. Our goal is to build shareholder value through a comprehensive, conservative plan for sustained, long-term growth. We focus our efforts on increasing rents in our existing centers, renovation and expansion of our mature centers and reaching new markets through the ground-up development or acquisition of new outlet centers.

Increasing Rents at Existing Centers

Our leasing team implements an ongoing strategy designed to positively impact our bottom line. This is accomplished through the aggressive marketing of available space to maintain our standard for high occupancy levels. Leases are negotiated to provide for inflation-based contractual rent increases or periodic fixed contractual rent increases and percentage rents. Due to the overall high performance of our shopping centers, we have historically been able to renew leases at higher base rents per square-foot and attract stronger, more popular brands to replace under performing tenants.

Developing New Centers and Expanding Existing Centers

We believe that there continue to be opportunities to introduce the Tanger brand in untapped or under-served markets across the United States of America in the long-term. As we search the country looking for new markets, we do our homework and determine site viability on a timely and cost-effective basis. Our 28 years of outlet industry experience, extensive development expertise and strong retail relationships give us a distinct competitive advantage. Keeping our shopping centers across the nation vibrant and growing is a key part of our formula for success. In order to maintain our reputation as the premiere outlet shopping destination in the markets that we serve, we have an ongoing program of renovations and expansions taking place at our outlet centers coast to coast. We hope that the current difficult conditions will moderate over time but the timing of an economic recovery is unclear and these conditions may not improve quickly. While we expect development to continue to be important to the growth of our portfolio in the long-term, we expect decreasing levels of development activity in 2009 as compared to prior years.

We follow a general set of guidelines when evaluating opportunities for the development or acquisition of new centers. This typically includes seeking locations within markets that have at least 1 million people residing within a 30 to 40 mile radius with an average household income of at least $65,000 per year, frontage on a major interstate or roadway that has excellent visibility and a traffic count of at least 55,000 cars per day. Leading tourist, vacation and resort markets that receive at least 5 million visitors annually are also on our development radar and are closely evaluated. Although our current goal is to target sites that are large enough to support centers with approximately 75 stores totaling at least 300,000 square feet, we maintain the flexibility to vary our minimum requirements based on the unique characteristics of a site and our prospects for future growth and success.

In order to help ensure the viability of proceeding with a project, we gauge the interest of our retail partners first. Historically, we required that at least 50% of the space in each center is pre-leased prior to acquiring the site and beginning construction. Given the current economic environment, we are taking a cautionary approach to development in order to insure the success of our future projects. Our pre-leasing policy is consistent with our conservative financing perspective and the discipline we impose upon ourselves. Construction of a new factory outlet center has normally taken us nine to twelve months from groundbreaking to the opening of the first tenant stores. Construction for expansion and renovation to existing properties typically takes less time, usually between six to nine months depending on the scope of the project.

Acquiring Centers

As a means of creating a presence in key markets and to create unitholder value, we may selectively choose to acquire individual properties or portfolios of properties that meet our strategic investment criteria. We believe that our extensive experience in the outlet center business, access to capital markets, familiarity with real estate markets and our management experience will allow us to evaluate and execute our acquisition strategy successfully over time. Through our tenant relationships, our leasing professionals have the ability to implement a remerchandising strategy when needed to increase occupancy rates and value. We believe that our managerial skills, marketing expertise and overall outlet industry experience will also allow us to add long-term value and viability to these centers.

Operating Strategy

Increasing cash flow to enhance the value of our properties and operations remains a primary business objective. Through targeted marketing and operational efficiencies, we strive to improve sales and profitability for our tenants and our shopping centers as a whole. Achieving higher base and percentage rents and generating additional income from temporary leasing, vending and other sources also remains an important focus and goal.

Leasing

The long-standing retailer relationships that we enjoy allow us the ability to provide our shoppers with a collection of the world’s most popular outlet stores. Tanger customers shop and save on their favorite brand name merchandise including men’s, women’s and children’s ready-to-wear, lifestyle apparel, footwear, jewelry & accessories, tableware, housewares, luggage and domestic goods. In order that our centers can perform at a high level, our leasing professionals continually monitor and evaluate tenant mix, store size, store location and sales performance. They also work to assist our tenants through re-sizing and re-location of retail space within each of our centers for maximum sales of each retail unit across our portfolio.

Marketing

Our marketing plans deliver compelling, well-crafted messages or enticing promotions and events to targeted audiences for tangible, meaningful and measurable results. Our plans are based on a basic measure of success—increase sales and traffic for our retail partners and we will create successful centers. Utilizing a strategic mix of print, radio, television, direct mail, website, internet advertising and public relations, we consistently reinforce the message that “Tanger is the place to shop for the best brands and the biggest outlet savings—direct from the manufacturer”. Our marketing efforts are also designed to build loyalty with current Tanger shoppers and create awareness with potential customers. The majority of consumer-marketing expenses incurred by us are reimbursable by our tenants.

Capital Strategy

We believe we achieve a strong and flexible financial position by attempting to: (1) manage our leverage position relative to our portfolio when pursuing new development and expansion opportunities, (2) extend and sequence debt maturities, (3) manage our interest rate risk through a proper mix of fixed and variable rate debt, (4) maintain access to our liquidity by using our lines of credit in a conservative manner and (5) preserve internally generated sources of capital by strategically divesting our underperforming assets and maintaining a conservative distribution payout ratio.

Our goal is to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our unitholders’ best interests. We believe our current balance sheet position is financially sound; however, due to the current weakness and unpredictability in the capital and credit markets, we can give no assurance that affordable access to capital will exist between now and 2011 when our next debt maturities occur. As a result, our current primary focus is to strengthen our capital and liquidity position by controlling and reducing construction and overhead costs, generating positive cash flows from operations to cover our distributions and reducing outstanding debt.

At the Company’s 2007 Annual Shareholders’ Meeting, shareholders approved an increase in the Company’s authorized common shares from 50.0 million to 150.0 million and added four additional classes of preferred shares with an authorized number of four million shares each. All proceeds from the Company’s common and preferred share issuances are contributed to the Operating Partnership in exchange for common and preferred units. We, together with the Company, have a joint shelf registration that allows us to register unspecified amounts of different classes of securities on Form S-3. We intend to update our shelf registration during the second quarter of 2009. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, the sale or lease of outparcels on our existing properties and the sale of certain properties that do not meet our long-term investment criteria. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2009.

In October 2008, our debt rating was upgraded by the Standard and Poor’s Ratings Services from BBB- to BBB, making the Company one of only two REITs to receive a ratings upgrade in 2008. We currently have an investment grade rating with Moody’s Investors Service of Baa3. Because of this upgrade, one of our line of credit borrowing rates decreased to LIBOR plus 60 basis points. Of the $161.5 million outstanding on our unsecured lines of credit as of December 31, 2008, the borrowing rates range from LIBOR plus 60 basis points to LIBOR plus 75 basis points.

Competition

We carefully consider the degree of existing and planned competition in a proposed area before deciding to develop, acquire or expand a new center. Our centers compete for customers primarily with factory outlet centers built and operated by different developers, traditional shopping malls and full- and off-price retailers. However, we believe that the majority of our customers visit factory outlet centers because they are intent on buying name-brand products at discounted prices. Traditional full- and off-price retailers are often unable to provide such a variety of name-brand products at attractive prices.

Tenants of factory outlet centers typically avoid direct competition with major retailers and their own specialty stores, and, therefore, generally insist that the outlet centers be located not less than 10 miles from the nearest major department store or the tenants’ own specialty stores. For this reason, our centers compete only to a very limited extent with traditional malls in or near metropolitan areas.

We compete with two large national owners of factory outlet centers and numerous small owners. During the last several years, the factory outlet industry has been consolidating with smaller,

less capitalized operators struggling to compete with, or being acquired by, larger, national factory outlet operators. High barriers to entry in the factory outlet industry, including the need for extensive relationships with premier brand name manufacturers, have minimized the number of new factory outlet centers. This consolidation trend and the high barriers to entry, along with our national presence, access to capital and extensive tenant relationships, have allowed us to grow our business and improve our market position.

Corporate and Regional Headquarters

We rent space in an office building in Greensboro, North Carolina in which our corporate headquarters are located. In addition, we rent a regional office in New York City, New York under a lease agreement and sublease agreement to better service our principal fashion-related tenants, many of whom are based in and around that area.

We maintain offices and employ on-site managers at 31 centers. The managers closely monitor the operation, marketing and local relationships at each of their centers.

Insurance

We believe that as a whole our properties are covered by adequate comprehensive liability, fire, flood, earthquake and extended loss insurance provided by reputable companies with commercially reasonable and customary deductibles and limits. Northline Indemnity, LLC, or Northline, a wholly-owned captive insurance subsidiary of the Operating Partnership, is responsible for losses up to certain levels for property damage (including wind damage from hurricanes) prior to third-party insurance coverage. Specified types and amounts of insurance are required to be carried by each tenant under their lease agreement with us. There are however, types of losses, like those resulting from wars or nuclear radiation, which may either be uninsurable or not economically insurable in some or all of our locations. An uninsured loss could result in a loss to us of both our capital investment and anticipated profits from the affected property.

Employees

As of February 1, 2009, we had 207 full-time employees, located at our corporate headquarters in North Carolina, our regional office in New York and our 31 business offices. At that date, we also employed 233 part-time employees at various locations.

Item 1A.    Risk Factors

Risks Related to our Business

We face competition for the acquisition of factory outlet centers, and we may not be able to complete acquisitions that we have identified.

One component of our business strategy is expansion through acquisitions, and we may not be successful in completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, other REITs, small owners of factory outlet centers, specialty stores and others who are engaged in the acquisition, development or ownership of factory outlet centers and stores. These competitors may affect the supply/demand dynamics and, accordingly, increase the price we must pay for factory outlet centers we seek to acquire. These competitors may succeed in acquiring those factory outlet centers themselves. Also, our potential acquisition targets may find our competitors to be more attractive acquirers because they may have greater marketing and financial resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities competing for factory outlet centers may increase in the future, which would increase demand for these factory outlet centers and the prices we must pay to acquire them. If we pay higher prices for factory outlet centers, our profitability may be reduced. Also, once we have identified potential acquisitions, such acquisitions are subject to the successful completion of due diligence, the negotiation of definitive agreements and the satisfaction of customary closing conditions. We cannot assure you that we will be able to reach acceptable terms with the sellers or that these conditions will be satisfied.

The economic performance and the market value of our factory outlet centers are dependent on risks associated with real property investments.

Real property investments are subject to varying degrees of risk. The economic performance and values of real estate may be affected by many factors, including changes in the national, regional and local economic climate, inflation, unemployment rates, consumer confidence, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to tenants, competition from other available space, our ability to provide adequate maintenance and insurance and increased operating costs.

Real property investments are relatively illiquid.

Our factory outlet centers represent a substantial portion of our total consolidated assets. These assets are relatively illiquid. As a result, our ability to sell one or more of our factory outlet centers in response to any changes in economic or other conditions is limited. If we want to sell a factory outlet center, there can be no assurance that we will be able to dispose of it in the desired time period or that the sales price will exceed the cost of our investment.

Our earnings and therefore our profitability are entirely dependent on rental income from real property.

Substantially all of our income is derived from rental income from real property. Our income and funds for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our centers on economically favorable lease terms. In addition, the terms of factory outlet store tenant leases traditionally have been significantly shorter than in other retail segments. There can be no assurance that any tenant whose lease expires in the future will renew such lease or that we will be able to re-lease space on economically favorable terms.

We are subject to the risks associated with debt financing.

We are subject to the risks associated with debt financing, including the risk that the cash provided by our operating activities will be insufficient to meet required payments of principal and interest. If the national and world-wide financial crisis continues, disruptions in the capital and credit markets may adversely affect our operations, including the ability to fund the planned capital expenditures and potential new developments or acquisitions. Further, there is the risk that we will not be able to repay or refinance existing indebtedness or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to access capital markets to refinance our indebtedness on acceptable terms, we might be forced to dispose of properties on disadvantageous terms, which might result in losses.

We are substantially dependent on the results of operations of our retailers.

Our operations are necessarily subject to the results of operations of our retail tenants. A portion of our rental revenues are derived from percentage rents that directly depend on the sales volume of certain tenants. Accordingly, declines in these tenants’ results of operations would reduce the income produced by our properties. If the sales of our retail tenants decline sufficiently, such tenants may be unable to pay their existing rents as such rents would represent a higher percentage of their sales. Any resulting leasing delays, failures to make payments or tenant bankruptcies could result in the termination of such tenants’ leases.

A number of companies in the retail industry, including some of our tenants, have declared bankruptcy or have voluntarily closed certain of their stores in recent years. The bankruptcy of a major tenant or number of tenants may result in the closing of certain affected stores, and we may not be able to re-lease the resulting vacant space for some time or for equal or greater rent. Such bankruptcy could have a material adverse effect on our results of operations and could result in a lower level of funds for distribution.

The Company is required by law to make distributions to its shareholders and therefore we must make distributions to the Company.

To obtain the favorable tax treatment associated with its qualification as a REIT, generally, the Company is required to distribute to its common and preferred shareholders at least 90.0% of its net taxable income (excluding capital gains) each year. The Company depends upon distributions or other payments from us to make distributions to its common and preferred shareholders.

We may be unable to develop new factory outlet centers or expand existing factory outlet centers successfully.

We continue to develop new factory outlet centers and expand factory outlet centers as opportunities arise. However, there are significant risks associated with our development activities in addition to those generally associated with the ownership and operation of established retail properties. While we have policies in place designed to limit the risks associated with development, these policies do not mitigate all development risks associated with a project. These risks include the following:

•	significant expenditure of money and time on projects that may be delayed or never be completed;

•	higher than projected construction costs;

•	shortage of construction materials and supplies;

•	failure to obtain zoning, occupancy or other governmental approvals or to the extent required, tenant approvals; and

•	late completion because of construction delays, delays in the receipt of zoning, occupancy and other approvals or other factors outside of our control.

Any or all of these factors may impede our development strategy and adversely affect our overall business.

An uninsured loss or a loss that exceeds our insurance policies on our factory outlet centers or the insurance policies of our tenants could subject us to lost capital or revenue on those centers.

Some of the risks to which our factory outlet centers are subject, including risks of war and earthquakes, hurricanes and other natural disasters, are not insurable or may not be insurable in the future. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the insurance policies noted above or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in and anticipated revenue from one or more of our factory outlet centers, which could adversely affect our results of operations and financial condition, as well as our ability to make distributions to our unitholders.

Under the terms and conditions of our leases, tenants generally are required to indemnify and hold us harmless from liabilities resulting from injury to persons and contamination of air, water, land or property, on or off the premises, due to activities conducted in the leased space, except for claims arising from negligence or intentional misconduct by us or our agents. Additionally, tenants generally are required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies issued by companies acceptable to us. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the leased space. All of these policies may involve substantial deductibles and certain exclusions. Therefore, an uninsured loss or loss that exceeds the insurance policies of our tenants could also subject us to lost capital or revenue.

We may be subject to environmental regulation.

Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property or disposed of by us, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances.

Historically high fuel prices may impact consumer travel and spending habits.

Our markets recently experienced historically high fuel prices. Most shoppers use private automobile transportation to travel to our factory outlet centers and many of our centers are not easily accessible by public transportation. Increasing fuel costs may reduce the number of trips to our centers thus reducing the amount spent at our centers. Many of our factory outlet center locations near tourist destinations may experience an even more acute reduction of shoppers if there were a reduction of people opting to drive to vacation destinations. Such reductions in traffic could adversely impact our percentage rents and ability to renew and release space at current rental rates.

Increasing fuel costs may also reduce disposable income and decrease demand for retail products. Such a decrease could adversely affect the results of operations of our retail tenants and adversely impact our percentage rents and ability to renew and release space at current rental rates.

Item 1B.    Unresolved Staff Comments

There are no unresolved staff comments from the Commission.

Item 2.    Properties

As of February 1, 2009, our wholly-owned portfolio consisted of 31 outlet centers totaling 9.2 million square feet located in 21 states. We operate and own interests in two other centers totaling approximately 950,000 square feet through unconsolidated joint ventures. Our centers range in size from 24,619 to 729,315 square feet. The centers are generally located near tourist destinations or along major interstate highways to provide visibility and accessibility to potential customers.

We believe that the centers are well diversified geographically and by tenant and that we are not dependent upon any single property or tenant. Our Foley, Alabama and Riverhead, New York centers are the only properties that represented more than 10% of our consolidated total assets or consolidated total revenues as of December 31, 2008. See “Business and Properties—Significant Property”.

We have an ongoing strategy of acquiring centers, developing new centers and expanding existing centers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the cost of such programs and the sources of financing thereof.

With the acquisition of the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture in January 2009, we now have one center which serves as collateral for a mortgage note payable. Of the 31 outlet centers in our wholly-owned portfolio, we own the land underlying twenty-seven and have ground leases on four. The land on which the Sevierville center is located is subject to long-term ground leases expiring in 2046. The land parcel on which the original Riverhead center is located, approximately 47 acres, is also subject to a ground lease with an initial term that was automatically renewed for an additional five years in 2004, with renewal at our option for up to six more additional terms of five years each. Terms on the Riverhead center ground lease are renewed automatically unless we give notice otherwise. The land parcel on which the Riverhead center expansion is located, containing approximately 43 acres, is owned by us. The 2.7 acre land parcel on which part of the Rehoboth Beach center is located, is also subject to a ground lease with an initial term expiring in 2044, with renewal at our option for additional terms of twenty years each. The approximately 40 acre land parcel on which the Myrtle Beach Hwy 17 center is located is subject to a ground lease with an initial term that expires in 2026 and contains provisions for seven successive renewal options of ten years each.

The initial term of our typical tenant lease averages approximately five years. Generally, leases provide for the payment of fixed monthly rent in advance. There are often contractual base rent increases during the initial term of the lease. In addition, the rental payments are customarily subject to upward adjustments based upon tenant sales volume. Most leases provide for payment by the tenant of real estate taxes, insurance, common area maintenance, advertising and promotion expenses incurred by the applicable center. As a result, the majority of our operating expenses for the centers are borne by the tenants.

The following table summarizes certain information with respect to our wholly-owned outlet centers as of February 1, 2009.

State	Number of Centers	Square Feet	% of Square Feet
South Carolina	4	1,569,268	17
Georgia	3	826,643	9
New York	1	729,315	8
Pennsylvania	2	625,678	7
Texas	2	619,806	7
Delaware	1	568,869	6
Alabama	1	557,185	6
Michigan	2	436,751	5
Tennessee	1	419,038	4
Missouri	1	302,992	3
Utah	1	298,379	3
Connecticut	1	291,051	3
Louisiana	1	282,403	3
Iowa	1	277,230	3
Oregon	1	270,280	3
Illinois	1	256,514	3
New Hampshire	1	245,563	3
Florida	1	198,950	2
North Carolina	2	186,413	2
California	1	171,300	2
Maine	2	84,313	1

Total	31	9,217,941	100

The following table summarizes certain information with respect to our existing outlet centers in which we have an ownership interest as of February 1, 2009. Except as noted, all properties are fee owned.

Location	Square Feet	% Occupied
Wholly-Owned Outlet Centers
Riverhead, New York(1)	729,315	97
Rehoboth, Delaware(1)	568,869	98
Foley, Alabama	557,185	92
San Marcos, Texas	442,006	98
Myrtle Beach Hwy 501, South Carolina	426,417	88
Sevierville, Tennessee(1)	419,038	98
Myrtle Beach Hwy 17, South Carolina(1)	402,442	100
Hilton Head, South Carolina	388,094	89
Washington, Pennsylvania	370,526	83
Charleston, South Carolina	352,315	94
Commerce II, Georgia	347,025	94
Howell, Michigan	324,631	98
Branson, Missouri	302,992	96
Park City, Utah	298,379	100
Locust Grove, Georgia	293,868	97
Westbrook, Connecticut	291,051	96
Gonzales, Louisiana	282,403	100
Williamsburg, Iowa	277,230	99
Lincoln City, Oregon	270,280	95
Tuscola, Illinois	256,514	80
Lancaster, Pennsylvania	255,152	100
Tilton, New Hampshire	245,563	98
Fort Meyers, Florida	198,950	96
Commerce I, Georgia	185,750	72
Terrell, Texas	177,800	97
Barstow, California	171,300	100
West Branch, Michigan	112,120	98
Blowing Rock, North Carolina	104,235	100
Nags Head, North Carolina	82,178	97
Kittery I, Maine	59,694	100
Kittery II, Maine	24,619	100

	9,217,941	95	(2)

Unconsolidated Joint Ventures
Wisconsin Dells, Wisconsin (50% owned)	264,929	97
Deer Park, New York (33.3% owned)(3)	684,952	78

(1)	These properties or a portion thereof are subject to a ground lease.
(2)	Excludes the occupancy rate at our Washington, Pennsylvania outlet center which opened during the third quarter of 2008 and has not yet stabilized.
(3)	Includes a 29,253 square foot warehouse adjacent to the property utilized to support the operations of the retail tenants.

Lease Expirations

The following table sets forth, as of February 1, 2009, scheduled lease expirations for our wholly-owned outlet centers, assuming none of the tenants exercise renewal options.

Year	No. of Leases Expiring	Approx. Square Feet(1)	Average Annualized Base Rent per sq. ft	Annualized Base Rent(2)	% of Gross Annualized Base Rent Represented by Expiring Leases
2009	178	689,000	$17.09	$11,777,000	8
2010	318	1,315,000	17.98	23,642,000	16
2011	324	1,503,000	16.75	25,168,000	16
2012	313	1,491,000	16.90	25,191,000	16
2013	330	1,488,000	19.39	28,859,000	19
2014	126	643,000	16.82	10,815,000	7
2015	40	179,000	18.50	3,311,000	2
2016	45	194,000	20.61	3,999,000	3
2017	63	269,000	20.93	5,630,000	4
2018	63	286,000	27.77	7,942,000	5
2019 & thereafter	48	271,000	23.63	6,404,000	4

	1,848	8,328,000	$18.34	$152,738,000	100

(1)	Excludes leases that have been entered into but which tenant has not yet taken possession, vacant suites, space under construction, temporary leases and month-to-month leases totaling in the aggregate approximately 890,000 square feet.
(2)	Annualized base rent is defined as the minimum monthly payments due as of February 1, 2009 annualized, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants’ sales.

Rental and Occupancy Rates

The following table sets forth information regarding the expiring leases for our wholly-owned outlet centers during each of the last five calendar years.

	Total Expiring		Renewed by Existing Tenants
Year	Square Feet	% of Total Center Square Feet	Square Feet	% of Expiring Square Feet
2008	1,350,000	16	1,103,000	82
2007	1,572,000	19	1,246,000	79
2006	1,760,000	21	1,466,000	83
2005	1,812,000	22	1,525,000	84
2004	1,790,000	20	1,571,000	88

The following tables set forth the weighted average base rental rate increases per square foot on both a cash and straight-line basis for our wholly-owned outlet centers upon re-leasing stores that were turned over or renewed during each of the last five calendar years.

Cash Basis (excludes periodic, contractual fixed rent increases)

	Renewals of Existing Leases				Stores Re-leased to New Tenants(1)
		Average Annualized Base Rents ($ per sq. ft.)				Average Annualized Base Rents ($ per sq. ft.)
Year	Square Feet	Expiring	New	% Increase	Square Feet	Expiring	New	% Increase
2008	1,103,000	$17.33	$19.69	14	492,000	$18.39	$24.48	33
2007	1,246,000	$16.11	$17.85	11	610,000	$17.07	$22.26	30
2006	1,466,000	$15.91	$17.22	8	465,000	$16.43	$19.16	17
2005	1,525,000	$15.44	$16.37	6	419,000	$16.56	$17.74	7
2004	1,571,000	$13.63	$14.40	6	427,000	$16.43	$17.27	5

Straight-line Basis (includes periodic, contractual fixed rent increases)(2)

	Renewals of Existing Leases				Stores Re-leased to New Tenants(1)
		Average Annualized Base Rents ($ per sq. ft.)				Average Annualized Base Rents ($ per sq. ft.)
Year	Square Feet	Expiring	New	% Increase	Square Feet	Expiring	New	% Increase
2008	1,103,000	$17.29	$20.31	17	492,000	$18.03	$25.97	44
2007	1,246,000	$15.94	$18.15	14	610,000	$16.75	$23.41	40
2006	1,466,000	$15.65	$17.43	11	465,000	$16.19	$19.90	23

(1)	The square footage released to new tenants for 2008, 2007, 2006, 2005 and 2004 contains 139,000, 164,000, 129,000, 112,000 and 94,000 square feet, respectively, that was released to new tenants upon expiration of an existing lease during the current year.
(2)	Information not available prior to 2006.

Occupancy Costs

We believe that our ratio of average tenant occupancy cost (which includes base rent, common area maintenance, real estate taxes, insurance, advertising and promotions) to average sales per square foot is low relative to other forms of retail distribution. The following table sets forth for tenants that report sales, for each of the last five years, tenant occupancy costs per square foot as a percentage of reported tenant sales per square foot for our wholly-owned centers.

Year	Occupancy Costs as a % of Tenant Sales
2008	8.2
2007	7.7
2006	7.4
2005	7.5
2004	7.3

Tenants

The following table sets forth certain information for our wholly-owned centers with respect to our ten largest tenants and their store concepts as of February 1, 2009.

Tenant	Number of Stores	Square Feet	% of Total Square Feet
The Gap, Inc.:
Old Navy	22	331,512	3.6
GAP	25	242,128	2.6
Banana Republic	20	167,542	1.8
Gap Kids	6	35,349	0.4

	73	776,531	8.4
Phillips-Van Heusen Corporation:
Bass Shoe	29	186,518	2.0
Van Heusen	28	113,357	1.2
Calvin Klein, Inc.	14	76,891	0.9
Izod	18	48,952	0.5
Geoffrey Beene Co. Store	3	13,380	0.2

	92	439,098	4.8
VF Outlet Inc.:
VF Outlet	8	199,541	2.2
Nautica Factory Stores	20	95,916	1.0
Vans	4	12,000	0.1
Nautica Kids	2	5,841	*

	34	313,298	3.3
Nike:
Nike	21	295,724	3.2
Cole-Haan	3	9,223	0.1
Converse	1	3,158	*

	25	308,105	3.3
Adidas:
Reebok	22	208,058	2.3
Adidas	8	74,030	0.8
Rockport	4	12,046	0.1

	34	294,134	3.2
Liz Claiborne:
Liz Claiborne	23	240,409	2.6
Lucky Brand Jeans	4	12,106	0.1
DKNY Jeans	2	5,820	0.1
Juicy	2	5,275	0.1
Liz Claiborne Women	1	3,100	0.1
Liz Golf	1	2,884	*
Kate Spade	1	2,500	*

	34	272,094	3.0
Dress Barn, Inc.:
Dress Barn	25	199,553	2.2
Maurice’s	9	36,027	0.4
Dress Barn Woman	3	18,572	0.2
Dress Barn Petite	2	9,570	0.1

	39	263,722	2.9

Tenant	Number of Stores	Square Feet	% of Total Square Feet
Carter’s:
OshKosh B”Gosh	24	122,282	1.3
Carter’s	23	107,223	1.2

	47	229,505	2.5
Jones Retail Corporation:
Nine West	21	53,827	0.6
Jones Retail Corporation	16	56,020	0.6
Easy Spirit	18	48,675	0.5
Kasper	12	29,803	0.3
Anne Klein	8	19,605	0.2

	75	207,930	2.2
Polo Ralph Lauren:
Polo Ralph Lauren	21	189,669	2.1
Polo Jeans Outlet	1	5,000	0.1
Polo Ralph Lauren Children	1	3,000	*

	23	197,669	2.2

Total of all tenants listed in table	476	3,302,086	35.8

*	Less than 0.1%.

Significant Property

The Foley, Alabama and Riverhead, New York centers are the only properties that comprise more than 10% of our consolidated gross revenues or consolidated total assets. The Foley outlet center, acquired in December 2003, represented 10% of our consolidated total assets as of December 31, 2008. The Foley outlet center is 557,185 square feet and underwent a major reconfiguration and renovation in 2007 and 2008. The Riverhead center, originally constructed in 1994, represented 12% of our consolidated total revenues for the year ended December 31, 2008. The Riverhead center is 729,315 square feet.

Tenants at the Foley and Riverhead outlet centers principally conduct retail sales operations. The following table shows occupancy and certain base rental information related to these properties as of December 31, 2008, 2007 and 2006:

Center Occupancy	2008	2007	2006
Foley, AL	93%	97%	98%
Riverhead, NY	98%	100%	100%

Average base rental rates per weighted average square foot	2008	2007	2006
Foley, AL	$19.18	$19.13	$18.23
Riverhead, NY	$25.36	$23.59	$23.09

Depreciation on the outlet centers is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. At December 31, 2008, the net federal tax basis of the Foley and Riverhead centers was approximately $123.0 million and $69.8 million, respectively. Real estate taxes assessed on these centers during 2008 amounted to $4.1 million. Real estate taxes for 2009 are estimated to be approximately $4.2 million.

The following table sets forth, as of February 1, 2009, combined, scheduled lease expirations at the Foley and Riverhead outlet centers assuming that none of the tenants exercise renewal options:

Year	No. of Leases Expiring(1)	Square Feet(1)	Annualized Base Rent per Square Foot	Annualized Base Rent(2)	% of Gross Annualized Base Rent Represented by Expiring Leases
2009	28	100,000	$23.86	$2,386,000	9
2010	42	171,000	23.25	3,975,000	15
2011	32	156,000	19.57	3,053,000	11
2012	55	249,000	22.76	5,667,000	21
2013	38	205,000	23.13	4,741,000	17
2014	19	103,000	19.06	1,963,000	7
2015	8	36,000	25.67	924,000	3
2016	8	25,000	28.88	722,000	3
2017	11	47,000	30.36	1,427,000	5
2018	11	43,000	31.79	1,367,000	5
2019 and thereafter	6	34,000	31.38	1,067,000	4

Total	258	1,169,000	$23.35	$27,292,000	100

(1)	Excludes leases that have been entered into but which tenant has not taken possession, vacant suites, temporary leases and month-to-month leases totaling in the aggregate approximately 117,000 square feet.
(2)	Annualized base rent is defined as the minimum monthly payments due as of February 1, 2009, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants’ sales.

Item 3.    Legal Proceedings

We are subject to legal proceedings and claims that have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations or financial condition.

Item 4.    Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders, through solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended December 31, 2008.

EXECUTIVE OFFICERS OF THE COMPANY

The Operating Partnership does not have any officers. The following table sets forth certain information concerning the executive officers of the Company which controls the Operating Partnership through its ownership of the general partner, Tanger GP Trust:

NAME	AGE	POSITION
Stanley K. Tanger	85	Founder and Chairman of the Board of Directors
Steven B Tanger	60	Director, President and Chief Executive Officer
Frank C. Marchisello, Jr.	50	Executive Vice President—Chief Financial Officer and Secretary
Joseph N. Nehmen	60	Senior Vice President—Operations
Carrie A. Warren	46	Senior Vice President—Marketing
Kevin M. Dillon	50	Senior Vice President—Construction and Development
Lisa J. Morrison	49	Senior Vice President—Leasing
James F. Williams	44	Senior Vice President—Controller
Virginia R. Summerell	50	Vice President—Treasurer and Assistant Secretary

The following is a biographical summary of the experience of the executive officers of the Company:

Stanley K. Tanger.    Mr. Tanger is the founder and Chairman of the Board of Directors of the Company. He also served as Chief Executive Officer from inception of the Company to December 2008 and President from inception to December 1994. Mr. Tanger opened one of the country’s first outlet shopping centers in Burlington, North Carolina in 1981. Before entering the factory outlet center business, Mr. Tanger was President and Chief Executive Officer of his family’s apparel manufacturing business, Tanger/Creighton, Inc., for 30 years.

Steven B. Tanger.    Mr. Tanger is a director of the Company and was named President and Chief Executive Officer effective January 1, 2009. Mr. Tanger served as President and Chief Operating Officer from January 1, 1995 to December 2008. Previously, Mr. Tanger served as Executive Vice President from 1986 to December 1994. He has been with Tanger-related companies for most of his professional career, having served as Executive Vice President of Tanger/Creighton for 10 years. He is responsible for all phases of project development, including site selection, land acquisition and development, leasing, marketing and overall management of existing outlet centers. Mr. Tanger is a graduate of the University of North Carolina at Chapel Hill and the Stanford University School of Business Executive Program. Mr. Tanger is the son of Stanley K. Tanger.

Frank C. Marchisello, Jr.    Mr. Marchisello was named Executive Vice President and Chief Financial Officer in April 2003 and was additionally named Secretary in May 2005. Previously he was named Senior Vice President and Chief Financial Officer in January 1999 after being named Vice President and Chief Financial Officer in November 1994. Previously, he served as Chief Accounting Officer from January 1993 to November 1994. He was employed by Gilliam, Coble & Moser, certified public accountants, from 1981 to 1992, the last six years of which he was a partner of the firm in charge of various real estate clients. Mr. Marchisello is a graduate of the University of North Carolina at Chapel Hill and is a certified public accountant.

Joseph H. Nehmen.    Mr. Nehmen was named Senior Vice President—Operations in January 1999. He joined the Company in September 1995 and was named Vice President of Operations in October 1995. Mr. Nehmen has over 20 years experience in private business. Prior to joining Tanger, Mr. Nehmen was owner of Merchants Wholesaler, a privately held distribution company in St. Louis, Missouri. He is a graduate of Washington University. Mr. Nehmen is the son-in-law of Stanley K. Tanger and brother-in-law of Steven B. Tanger.

Carrie A. Warren.    Ms. Warren was named Senior Vice President—Marketing in May 2000. Previously, she held the position of Vice President—Marketing from September 1996 to May 2000 and Assistant Vice President—Marketing from December 1995 to September 1996. Prior to joining Tanger, Ms. Warren was with Prime Retail, L.P. for 4 years where she served as Regional Marketing Director responsible for coordinating and directing marketing for five outlet centers in the southeast region. Prior to joining Prime Retail, L.P., Ms. Warren was Marketing Manager for North Hills, Inc. for five years and also served in the same role for the Edward J. DeBartolo Corp. for two years. Ms. Warren is a graduate of East Carolina University.

Kevin M. Dillon.    Mr. Dillon was named Senior Vice President—Construction and Development in August 2004. Previously, he held the positions of Vice President—Construction and Development from May 2002 to August 2004, Vice President—Construction from October 1997 to May 2002, Director of Construction from September 1996 to October 1997 and Construction Manager from November 1993, the month he joined the Company, to September 1996. Prior to joining the Company, Mr. Dillon was employed by New Market Development Company for six years where he served as Senior Project Manager. Prior to joining New Market, Mr. Dillon was the Development Director of Western Development Company where he spent 6 years.

Lisa J. Morrison.    Ms. Morrison was named Senior Vice President—Leasing in August 2004. Previously, she held the positions of Vice President—Leasing from May 2001 to August 2004, Assistant Vice President of Leasing from August 2000 to May 2001 and Director of Leasing from April 1999 until August 2000. Prior to joining the Company, Ms. Morrison was employed by the Taubman Company and Trizec Properties, Inc. where she served as a leasing agent. Her major responsibilities include managing the leasing strategies for our operating properties, as well as expansions and new development. She also oversees the leasing personnel and the merchandising and occupancy for Tanger properties.

James F. Williams.    Mr. Williams was named Senior Vice President and Controller in February 2006. Mr. Williams joined the Company in September 1993, was named Controller in January 1995 and was also named Assistant Vice President in January 1997 and Vice President in April 2004. Prior to joining the Company Mr. Williams was the Financial Reporting Manager of Guilford Mills, Inc. from April 1991 to September 1993 and was employed by Arthur Andersen for 5 years from 1987 to 1991. Mr. Williams graduated from the University of North Carolina at Chapel Hill in December 1986 and is a certified public accountant.

Virginia R. Summerell.    Ms. Summerell was named Vice President, Treasurer and Assistant Secretary of the Company in May 2005. Since joining the Company in August 1992, she has held various positions including Treasurer, Assistant Secretary and Director of Finance. Her major responsibilities include developing and maintaining banking relationships, oversight of all project and corporate finance transactions and management of treasury systems. Previously she served as a Vice President and in other capacities at Bank of America and its predecessors in Real Estate and Corporate Lending for nine years. Ms. Summerell is a graduate of Davidson College and holds an MBA from the Babcock School at Wake Forest University.

PART II

Item 5.    Market For Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

There is no established public trading market for our common or preferred units. As of December 31, 2008, the Company’s wholly-owned subsidiaries, Tanger GP Trust and Tanger LP Trust, owned 15,833,751 common units and Tanger Family Limited Partnership owned 3,033,305 common units as a limited partner. We made distributions per common unit during 2008 and 2007 as follows:

	2008	2007
First Quarter	$.72	$.68
Second Quarter	.76	.72
Third Quarter	.76	.72
Fourth Quarter	.76	.72

	$3.00	$2.84

Distributions

The Company operates in a manner intended to enable it to qualify as a REIT under the Internal Revenue Code, or the Code. A REIT is required to distribute at least 90% of its taxable income to its shareholders each year. The Company depends upon distributions or payments from us to make distributions to its common and preferred shareholders. The Company intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders through the payment of regular quarterly dividends. Certain of our debt agreements limit the payment of distributions such that distributions shall not exceed funds from operations, or FFO, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item is set forth in Part III Item 12 of this document.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 1998, the Company’s Board of Directors authorized the repurchase of up to $6 million of the Company’s common shares. The timing and amount of the repurchases is at the discretion of management. The Company has not made any repurchases since 1999 and the amount authorized for future repurchases remaining at December 31, 2007 totaled $4.8 million. Any amounts required to repurchase the Company’s common shares will be funded by us by redeeming one unit for every two common shares repurchased.

Item 6.    Selected Financial Data

	2008	2007	2006	2005	2004
	(in thousands, except per unit and center data)
OPERATING DATA
Total revenues	$245,391	$228,765	$210,962	$197,949	$189,651
Operating income	78,904	71,565	68,942	73,769	68,961
Income from continuing operations	32,403	32,972	29,435	7,678	7,742
Net income	32,403	33,090	43,633	6,077	8,626

SHARE DATA
Basic:
Income from continuing operations	$1.44	$1.48	$1.31	$.14	$.47
Net income available to common unitholders	$1.44	$1.49	$2.08	$.32	$.52
Weighted average common units	18,575	18,444	18,333	17,223	16,555
Diluted:
Income from continuing operations	$1.43	$1.45	$1.29	$.14	$.47
Net income available to common unitholders	$1.43	$1.46	$2.06	$.32	$.52
Weighted average common units	18,715	18,868	18,574	17,341	16,650
Common distributions paid	$3.00	$2.84	$2.69	$2.56	$2.49

BALANCE SHEET DATA
Real estate assets, before depreciation	$1,399,529	$1,287,137	$1,216,847	$1,152,866	$1,077,393
Total assets	1,121,569	1,059,978	1,040,635	1,000,363	936,105
Debt	795,319	706,345	678,579	663,607	488,007
Partners’ equity	257,377	282,937	313,700	299,581	196,754

OTHER DATA
Cash flows provided by (used in):
Operating activities	$96,964	$98,609	$88,354	$83,912	$84,774
Investing activities	$(133,483)	$(84,803)	$(63,336)	$(336,563)	$2,607
Financing activities	$39,078	$(19,826)	$(19,531)	$251,488	$(93,156)

Gross Leasable Area Open:
Wholly-owned	8,820	8,398	8,388	8,261	5,066
Partially-owned (consolidated)	—	—	—	—	3,271
Partially-owned (unconsolidated)	1,352	667	667	402	402
Managed	—	—	293	64	105

Number of outlet centers:
Wholly-owned	30	29	30	31	23
Partially-owned (consolidated)	—	—	—	—	9
Partially-owned (unconsolidated)	3	2	2	1	1
Managed	—	—	3	1	3

In December 2003, COROC Holdings, LLC, or COROC, a joint venture in which we initially had a one-third ownership interest and consolidated for financial reporting purposes under the provisions of FIN 46R, purchased the 3.3 million square foot Charter Oak portfolio of outlet center properties for $491.0 million. In November 2005, we purchased for $286.0 million (including acquisition costs) the remaining two-thirds interest in this joint venture. The transaction was funded with a combination of Company common and preferred shares and senior unsecured notes.

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statements

Certain statements made below are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words ‘believe’, ‘expect’, ‘intend’, ‘anticipate’, ‘estimate’, ‘project’, or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, those set forth under Item 1A—Risk Factors.

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated statements of operations, including trends which might appear, are not necessarily indicative of future operations.

General Overview

At December 31, 2008, we had 30 wholly-owned centers in 21 states totaling 8.8 million square feet compared to 29 centers in 21 states totaling 8.4 million square feet as of December 31, 2007. The changes in the number of centers, square feet and states are due to the following events:

	No. of Centers	Square feet (000’s)	States
As of December 31, 2007	29	8,398	21

Center expansion:
Barstow, California	—	55	—
New development:
Washington, Pennsylvania	1	371	—
Other	—	(4)	—

As of December 31, 2008	30	8,820	21

Results of Operations

2008 Compared to 2007

Base rentals increased $12.2 million, or 8%, in the 2008 period compared to the 2007 period. Our base rental income increase was due mainly to increases in rental rates on lease renewals and incremental rents from re-tenanting vacant space. During the 2008 period, we executed 377 leases totaling approximately 1.6 million square feet at an average increase of 26% in base rental rates. This compares to our execution of 460 leases totaling approximately 1.9 million square feet at an average increase of 23% in base rental rates during the 2007 period. Base rentals also increased approximately $2.1 million due to the August 2008 opening of our new outlet center in Washington, Pennsylvania located south of Pittsburgh, Pennsylvania. In addition, during the fourth quarter of 2007 and first quarter of 2008, we added approximately 144,000 square feet of expansion space at existing outlet centers. The 2008 period includes a full year effect of additional base rent from these expansions.

In addition, the amount of termination fees recognized in the 2008 period was approximately $1.5 million higher when compared to the 2007 period due to several tenants terminating leases early. Payments received from the early termination of leases are recognized as revenue from the time the payment is receivable until the tenant vacates the space.

The values of the above and below market leases recorded as a result of our property acquisitions are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. For the 2008 period, we recorded $356,000 to rental income for the net amortization of market lease values compared with $1.1 million for the 2007 period. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off and could materially impact our net income positively or negatively. At December 31, 2008, the net liability representing the amount of unrecognized below market lease values totaled approximately $560,000.

Percentage rentals, which represent revenues based on a percentage of tenants’ sales volume above predetermined levels (the “breakpoint”), decreased $1.7 million or 19%. Sales were negatively impacted by the general weakness in the U.S. economy during the 2008 period. Reported same-space sales per square foot for the twelve months ended December 31, 2008, excluding our center in Foley, Alabama and on Highway 501 in Myrtle Beach, South Carolina, both of which have been going through major renovations, were $336 per square foot, a 1.6% decrease over the prior year. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. In addition, percentage rentals were negatively impacted by a significant number of tenants that renewed their leases at much higher base rental rates and, accordingly, had increases to their contractual breakpoint levels used in determining their percentage rentals. This essentially transformed a variable rent component into a fixed rent component.

Expense reimbursements represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses. Accordingly, these reimbursements generally fluctuate consistently with the related reimbursable property operating expenses to which they relate. Expense reimbursements increased $6.0 million, or 9%, in the 2008 period compared to the 2007 period. The 2008 period includes an increase in termination fees related to recoverable expenses of $738,000 compared to 2007. Excluding termination fees related to recoverable expenses and abandoned due diligence costs included in property operating expenses, expense reimbursements, expressed as a percentage of property operating expenses were 91% and 89% in the 2008 and 2007 periods, respectively. This increase is due to higher caps on recoveries of reimbursable expenses negotiated upon the renewal of leases by tenants.

Property operating expenses increased by $7.5 million, or 10%, in the 2008 period as compared to the 2007 period. Of this increase, $2.2 million relates incrementally to our Washington, PA outlet center which opened in August 2008. We also incurred a $3.9 million charge relating to due diligence costs associated with potential development and acquisition opportunities that we no longer deemed probable as compared to $646,000 in the 2007 period. Our common area maintenance costs increased as a result of higher snow removal costs and higher costs related to operating our mall offices at our outlet centers. Also, property taxes were higher at several centers where expansions completed during the fourth quarter of 2007 were included in the 2008 period valuation. Finally, our Charleston, SC outlet center, which opened in August 2006, was reassessed during 2008 for the first time at its completed value.

General and administrative expenses increased $3.3 million, or 17%, in the 2008 period as compared to the 2007 period. As a percentage of total revenues, general and administrative expenses were 9% and 8% in the 2008 and 2007 periods, respectively. The increase is primarily due to the amortization of share based compensation from restricted shares issued in late February 2008. In addition, the bonus compensation for the 2008 period was higher compared to the 2007 period based on an increase in the eligible bonus percentage for executives.

Depreciation and amortization decreased $1.5 million in the 2008 period compared to the 2007 period. Depreciation expense was unusually high during 2007, due to the reconfiguration of our center in Foley, Alabama. As a part of this plan, approximately 42,000 square feet of gross leasable area was relocated within the property. The depreciable useful lives of the buildings demolished were shortened to coincide with their demolition dates throughout the first three quarters of 2007 and this was accounted for as a change in accounting estimate. Accelerated depreciation recognized related to the reconfiguration was $6.0 million for the year ended December 31, 2007. The expected decrease in expense from the 2007 period from the acceleration was partially offset by additional depreciation from expansion assets placed in service during the fourth quarter of 2007 at several existing outlet centers and from the Washington, PA outlet center, which opened during August 2008.

Interest expense decreased $1.6 million, or 4%, in the 2008 period compared to the 2007 period. During June of 2008, we entered into a $235.0 million unsecured three year term loan facility. After entering into interest rate swap protection agreements, the facility bears a weighted average interest rate of 5.25%. The proceeds from this transaction were used to repay a $170.7 million secured mortgage bearing an effective interest rate of 5.18% and amounts outstanding under our unsecured lines of credit. We utilized unsecured lines of credit in February 2008 to repay our $100.0 million, 9.125% unsecured senior notes. Due to the above transactions and the decline in LIBOR rates during the year, we incurred a lower weighted average borrowing rate on a comparable basis between the 2008 and 2007 periods, which more than offset the increase in average debt outstanding from our expansion and development activities.

During the second quarter of 2008, we settled two interest rate lock protection agreements which were intended to fix the U.S. Treasury index at an average rate of 4.62% for 10 years for an aggregate $200 million of new public debt which was expected to be issued in July 2008. We originally entered into these agreements in 2005. Upon the closing of the LIBOR based unsecured term loan facility, we determined that we were unlikely to execute such a U.S. Treasury based debt offering. The settlement of the interest rate lock protection agreements, at a total cost of $8.9 million, was reflected as a loss on settlement of U.S. treasury rate locks in our consolidated statements of operations.

Equity in earnings of unconsolidated joint ventures decreased $621,000, or 42%, in the 2008 period as compared to the 2007 period. During the fourth quarter of 2008, the Tanger outlet center developed and operated by the joint venture, Deer Park, in which we have a 33.3% ownership interest, opened. The outlet center was approximately 78% occupied as of December 31, 2008. We recorded an equity loss of approximately $1.6 million related to Deer Park due to start up costs of operations and grand opening expenses. This loss was offset by increases in equity in earnings over the 2007 period from Myrtle Beach Hwy 17 and Wisconsin Dells. These increases were due to higher rental rates on lease renewals at Myrtle Beach Hwy 17 as well as lower interest rates and higher termination fees at Wisconsin Dells. The Myrtle Beach Hwy 17 and Wisconsin Dells outlet centers were both 100% occupied at December 31, 2008.

Discontinued operations includes the results of operations and gains on sale of real estate of our Boaz, Alabama outlet center which was sold in 2007.

2007 Compared to 2006

Base rentals increased $8.7 million, or 6%, in the 2007 period compared to the 2006 period. Our base rental income increased $5.5 million due to increases in rental rates on lease renewals and incremental rents from re-tenanting vacant space. During 2007, we executed 460 leases totaling 1.9 million square feet at an average increase of 23%. This compares to our execution of 479 leases totaling 1.9 million square feet at an average increase of 14% during 2006. Base rentals also increased approximately $3.7 million related to a full year of operations for our outlet center in Charleston, South Carolina, which opened in August 2006. However, decreases were recognized in the net amortization of above or below market leases totaling $317,000.

The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. For the 2007 period, we recorded $1.1 million to rental income for the net amortization of market lease values compared with $1.5 million for the 2006 period. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off and could materially impact our net income positively or negatively. At December 31, 2007, the net liability representing the amount of unrecognized below market lease values totaled $916,000.

Percentage rentals, which represent revenues based on a percentage of tenants’ sales volume above predetermined levels (the “breakpoint”), increased $1.6 million or 22%. The increase is due partially to the addition of high volume tenants during the last twelve months that have exceeded their breakpoints. Reported same-space sales per square foot for the twelve months ended December 31, 2007 were $342 per square foot, a 1.2% increase over the prior year ended December 31, 2006. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuate consistently with the related reimbursable property operating expenses to which they relate. Expense reimbursements increased $7.6 million, or 13%, in the 2007 period versus the 2006 period. During 2006, we incurred a $1.5 million charge when we wrote off due diligence costs related to an abandoned potential acquisition. These costs were included in other property operating expenses. The acquisition due diligence costs were incurred in connection with structuring, performing due diligence and submitting a proposal to acquire a significant portfolio from a public REIT that was exploring its strategic alternatives. The bid was requested, but ultimately not accepted, by the public REIT. Excluding these abandoned acquisition costs, expense reimbursements, expressed as a percentage of property operating expenses, were 88% and 87% respectively, in the 2007 and 2006 periods. The reimbursement percentage increase is due to decreases during 2007 in miscellaneous non-reimbursable expenses such as state franchise and excise taxes.

Property operating expenses increased by $7.6 million, or 11%, in the 2007 period as compared to the 2006 period, excluding the $1.5 million charge mentioned in the previous paragraph. Of this increase, $2.2 million relates incrementally to our Charleston, South Carolina outlet center which opened in August 2006. In addition, our common area maintenance costs increased as a result of higher snow removal costs and higher costs related to operating our mall offices at the outlet centers in our portfolio. Further, our fiscal 2007 property insurance premiums increased significantly upon renewal and remained at that level for the fiscal 2008 renewal. Also, several high performing centers experienced significant property tax increases upon revaluation.

General and administrative expenses increased $2.3 million, or 14%, in the 2007 period as compared to the 2006 period. The increase is primarily due to compensation expense related to restricted shares issued during the 2007 period as well as an increase in bonus compensation for senior executives in the 2007 period. As a percentage of total revenues, general and administrative expenses were 8% in both the 2007 and 2006 periods.

Depreciation and amortization increased from $57.0 million in the 2006 period to $63.8 million in the 2007 period. A full year of depreciation and amortization related to the assets at our outlet center in Charleston, South Carolina which opened in August 2006 accounted for $2.0 million of the increase. Also, during the first quarter of 2007, our Board of Directors formally approved a plan to reconfigure our center in Foley, Alabama. As a part of this plan, approximately 42,000 square feet was relocated within the property by September 2007. The depreciable useful lives of the buildings demolished were shortened to coincide with their demolition dates throughout the first three quarters of 2007 and the change in estimated useful life was accounted for as a change in accounting estimate. Accelerated depreciation recognized related to the reconfiguration was $6.0 million for the year ended December 31, 2007. These increases were offset by a decrease in lease cost amortization of approximately $2.0 million, primarily related to the amortization of the intangibles from the COROC acquisitions in 2003 and 2005.

Equity in earnings of unconsolidated joint ventures increased $205,000, or 16%, in the 2007 period as compared to the 2006 period. During August 2006, we opened a 264,900 square foot center in Wisconsin Dells, Wisconsin, which is owned by Tanger Wisconsin Dells, in which we have a 50% ownership interest and account for as an unconsolidated joint venture under the equity method. This center was open for all of 2007 which resulted in the increase in our equity in earnings of unconsolidated joint ventures.

Discontinued operations includes the results of operations and gains on sale of real estate of our Boaz, Alabama; Pigeon Forge, Tennessee and North Branch, Minnesota centers, which were sold in 2007 and 2006, respectively. The following table summarizes the results of operations and gains on sale of real estate for the 2007 and 2006 periods:

Summary of discontinued operations	2007	2006
Operating income from discontinued operations	$112	$365
Gain on sale of real estate	6	13,833

Discontinued operations	$118	$14,198

Liquidity and Capital Resources

Operating Activities

Net cash provided by operating activities was $97.0 million, $98.6 million and $88.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Property rental income represents our primary source of net cash provided by operating activities. Rental and occupancy rates are the primary factors that influence property rental income levels. During the past years we have experienced a consistent overall portfolio occupancy level between 95% and 98% with strong base rental rate growth. Cash from operations in 2008 decreased due to the cash settlement of the interest rate lock protection agreements, at a total cost of $8.9 million. Excluding this cash settlement, net cash provided by operating activities would have increased $7.3 million in the 2008 period compared to the 2007 period.

Investing Activities

During the 2008 period, we completed construction of our outlet center in Washington, PA near Pittsburgh and had several existing center reconfigurations and renovations underway. During the 2007 period, we completed approximately 89,000 square feet of expansion space at existing centers and incurred significant initial construction costs at the Washington, PA site. During the 2006 period, we completed our outlet center in Charleston, SC and sold of our centers in Pigeon Forge, TN and North Branch, MN. These development activities have caused net cash used in investing activities to increase from $63.3 million in 2006, to $84.8 million in 2007 and $133.5 million in 2008. In addition in 2008, we made capital contributions of $1.6 million to the Deer Park joint venture to complete the development of the project which opened in October 2008. Each of the ventures partners made equal contributions.

Financing Activities

Long-term debt is our primary method of financing the projects mentioned in the investing activities section as we derive the majority of our operating cash flows from our operating leases over an average of five years. During 2008, we were successful in closing a $235.0 million, three year unsecured term loan facility. We also extended and increased our unsecured lines of credit with several major financial institutions. We now have a borrowing capacity under our unsecured lines of credit of $325.0 million. We repaid $100.0 million of 9.125% senior unsecured bonds and a $170.7 million mortgage loan during 2008. The combination of these transactions enabled us to provide $39.1 million of net cash from financing activities in the 2008 period for funding of the aforementioned development compared to using $19.8 million in the 2007 period and $19.5 million in the 2006 period. See “Financing Arrangements” for further discussion of the above transactions.

Current Developments and Dispositions

We intend to continue to grow our portfolio by developing, expanding or acquiring additional outlet centers. In the section below, we describe the new developments that are either currently planned, underway or recently completed. However, you should note that any developments or expansions that we, or a joint venture that we are involved in, have planned or anticipated may not be started or completed as scheduled, or may not result in accretive net income or funds from operations. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in an increase in net income or funds from operations.

WHOLLY-OWNED CURRENT DEVELOPMENTS

Washington, Pennsylvania

On August 29, 2008, we held the grand opening of our 371,000 square foot outlet center located south of Pittsburgh in Washington, Pennsylvania. Tenants include Nike, Gap, Old Navy, Banana Republic, Coach and others. At December 31, 2008 the outlet center was 85% leased. Based upon the response by customers at this center’s grand opening events, we believe there is tenant interest in the remaining available space and additional signed leases will be completed over time. Tax incremental financing bonds have been issued related to the Washington project of which we have received approximately $16.4 million. We receive proceeds from the tax increment financing bonds as we incur qualifying expenditures during construction of the center.

Expansions at Existing Centers

During the second quarter of 2008, we completed a 62,000 square foot expansion at our center located in Barstow, California. As of December 31, 2008, the center contained a total of approximately 171,000 square feet, including the newly opened expansion space. The outlet center is 100% occupied.

During the fourth quarter of 2008, we began an expansion of approximately 23,000 square feet at our Commerce II, Georgia center. This expansion is projected to be open during the second quarter of 2009.

Commitments to complete construction of the Washington, PA development, the expansion in Commerce II, GA, along with renovations at centers in Myrtle Beach Hwy 501, South Carolina; Lincoln City, Oregon; Park City, Utah and Foley, Alabama and other capital expenditure requirements amounted to approximately $11.3 million at December 31, 2008. Commitments for construction represent only those costs contractually required to be paid by us. These projects will be primarily funded by amounts available under our unsecured lines of credit but could also be funded by other sources of capital such as collateralized construction loans, public debt or equity offerings as necessary or available.

Potential Future Developments

We currently have an option for a new development site located in Mebane, North Carolina on the highly traveled Interstate 40/85 corridor, which sees over 83,000 cars daily. The site is located halfway between the Research Triangle Park area of Raleigh, Durham, and Chapel Hill, and the Triad area of Greensboro, High Point and Winston-Salem. During the option period we will be analyzing the viability of the site and determining whether to proceed with the development of a center at this location.

We currently have an option for a new development site located in Irving, Texas, which would be our third in the state. The site is strategically located west of Dallas at the North West quadrant of busy State Highway 114 and Loop 12 and will be the first major project planned for the Texas Stadium Redevelopment Area. It is also adjacent to the upcoming DART light rail line (and station stop) connecting downtown Dallas to the Las Colinas Urban Center, the Irving Convention Center and the Dallas/Fort Worth Airport.

At this time, we are in the initial study period on these potential new locations. As such, there can be no assurance that either of these sites will ultimately be developed. These projects, if realized, would be primarily funded by amounts available under our unsecured lines of credit but could also be funded by other sources of capital such as collateralized construction loans, public debt or equity offerings as necessary or available. In the fourth quarter of 2008, we made the decision to terminate our purchase options in Port St. Lucie, Florida and Phoenix, Arizona. As a result, we recorded a $3.9 million charge relating to our predevelopment costs on these and other projects deemed no longer probable.

WHOLLY-OWNED DISPOSITIONS

In October 2007, we completed the sale of our property in Boaz, AL. Net proceeds received from the sale of the property were approximately $2.0 million. We recorded a gain on sale of real estate of approximately $6,000.

During the first quarter of 2006, we completed the sale of two outlet centers located in Pigeon Forge, TN and North Branch, MN. Net proceeds received from the sales of the centers were approximately $20.2 million. We recorded gains on sales of real estate of $13.8 million associated with these sales during the first quarter of 2006.

Financing Arrangements

On February 15, 2008, our $100.0 million, 9.125% unsecured senior notes matured. We repaid these notes with amounts available under our unsecured lines of credit.

During the first quarter of 2008, we increased the maximum availability under our existing unsecured lines of credit by $125.0 million, bringing our total availability to $325.0 million. The terms of the increases were identical to those included within the existing unsecured lines of credit. Five of our six lines of credit, representing $300.0 million, have maturity dates of June 2011 or later. One line of credit, representing $25.0 million and for which no amounts were outstanding on December 31, 2008, expires in June 2009.

During the second quarter of 2008, we closed on a $235.0 million unsecured three year syndicated term loan facility. Based on our current debt ratings, the facility bears interest of LIBOR plus 160 basis points. Depending on our investment grade debt ratings, the interest rate can vary from LIBOR plus 125 basis points to LIBOR plus 195 basis points.

In June 2008, proceeds from the term loan were used to pay off our mortgage loan with a principal balance of approximately $170.7 million. A prepayment premium, representing interest through the July payment date, of approximately $406,000 was paid at closing. The remaining proceeds of approximately $62.8 million, net of closing costs, were applied against amounts outstanding on our unsecured lines of credit and to settle two interest rate lock protection agreements.

In July 2008 and September 2008, we entered into interest rate swap agreements with Wells Fargo Bank, N.A. and BB&T for notional amounts of $118.0 million and $117.0 million, respectively. The purpose of these swaps was to fix the interest rate on the $235.0 million outstanding under the term loan facility completed in June 2008. The swaps fixed the one month LIBOR rate at 3.605% and 3.70%, respectively. When combined with the current spread of 160 basis points which can vary based on changes in our debt ratings, these swap agreements fix our interest rate on the $235.0 million of variable rate debt at 5.25% until April 1, 2011.

In October 2008, we were upgraded by the Standard and Poor’s Ratings Services from BBB- to BBB, making us one of only two REITs to receive a ratings upgrade in 2008. We currently have an investment grade rating with Moody’s Investors Service of Baa3. Because of this upgrade, one of our line of credit borrowing rates decreased to LIBOR plus 60 basis points. Of the $161.5 million outstanding on our unsecured lines of credit as of December 31, 2008, the borrowing rates range from LIBOR plus 60 basis points to LIBOR plus 75 basis points.

In February 2006, the Company completed the sale of an additional 800,000 Class C Preferred Shares with net proceeds of approximately $19.4 million. The proceeds, which were contributed to us in exchange for 800,000 preferred units, were used to repay amounts outstanding on our unsecured lines of credit. After the offering, there were 3,000,000 Company Class C Preferred Shares (and Operating Partnership preferred units) outstanding.

In August 2006, the Operating Partnership issued $149.5 million of exchangeable senior unsecured notes that mature on August 15, 2026. The notes bear interest at a fixed coupon rate of 3.75%. The notes are exchangeable into the Company’s common shares, at the option of the holder, at a current exchange ratio, subject to adjustment if the Company changes its dividend rate in the future, of 27.6856 shares per $1,000 principal amount of notes (or a current exchange price of $36.1198 per common share). The notes are senior unsecured obligations of the Operating Partnership and are guaranteed by the Company on a senior unsecured basis. On and after August 18, 2011, holders may exchange their notes for cash in an amount equal to the lesser of the exchange value and the aggregate principal amount of the notes to be exchanged, and, at our option, Company common shares, cash or a combination thereof for any excess. Note holders may exchange their notes prior to August 18, 2011 only upon the occurrence of specified events. In addition, on August 18, 2011, August 15, 2016 or August 15, 2021, note holders may require us to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest up to, but excluding, the repurchase date. In no event will the total number of Company common shares issuable upon exchange exceed 4.9 million, subject to adjustments for dividend rate changes. Accordingly, the Company has reserved those shares.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our shareholders’ best interests. We have no significant maturities of debt until 2011. During the third quarter of 2006, we, together with the Company, updated our joint shelf registration where we will be able to register unspecified amounts of different classes of securities on Form S-3. We intend to update our shelf registration during the second quarter of 2009. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, the sale or lease of outparcels on our existing properties and the sale of certain properties that do not meet our long-term investment criteria. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2009.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of distributions in order for the Company to maintain its status as a REIT for both the short and long-term. Although we receive most of our rental payments on a monthly basis, distributions to unitholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce any outstanding borrowings under the existing lines of credit or invested in short-term money market or other suitable instruments.

We believe our current balance sheet position is financially sound; however, due to the current weakness in and unpredictability of the capital and credit markets, we can give no assurance that affordable access to capital will exist between now and 2011 when our next debt maturities occur. As a result, our current primary focus is to strengthen our capital and liquidity position by controlling and reducing construction and overhead costs, generating positive cash flows from operations to cover our dividend and reducing outstanding debt.

Contractual Obligations and Commercial Commitments

The following table details our contractual obligations over the next five years and thereafter as of December 31, 2008 (in thousands):

Contractual Obligations	2009	2010	2011	2012	2013	Thereafter	Total
Debt(1)	$—	$—	$396,500	$—	$—	$399,500	$796,000
Operating leases	4,372	4,206	3,703	3,044	2,760	76,312	94,397
Preferred unit distributions(2)	5,625	80,625	—	—	—	—	86,250
Interest payments(3)	35,205	35,205	25,939	20,981	20,981	103,631	241,942

	$45,202	$120,036	$426,142	$24,025	$23,741	$579,443	$1,218,589

(1)	These amounts represent total future cash payments related to debt obligations outstanding as of December 31, 2008.
(2)	Preferred unit distributions reflect distributions on our preferred units on which we pay an annual distribution of $1.875 per unit on 3,000,000 outstanding preferred units as of December 31, 2007. The preferred units will be redeemed from the Company to the extent that the Company redeems its Class C Preferred Shares for $25.00 per share after the respective optional redemption date. The future obligations include future distributions on preferred shares/units through the optional redemption date and the redemption amount is included on the optional redemption date.
(3)	These amounts represent future interest payments related to our debt obligations based on the fixed and variable interest rates specified in the associated debt agreements. All of our variable rate debt agreements are based on the one month LIBOR rate. For purposes of calculating future interest amounts on variable interest rate debt, the one month LIBOR rate as of December 31, 2008 was used.

In addition to the contractual payment obligations shown in the table above, should we decide to exercise our purchase option in 2009 related to the Mebane, NC property, described previously in the “Potential Future Developments” section, we expect to spend approximately $62.9 million in 2009 and beyond on the project. We also expect to spend approximately $3.2 million in 2009 to complete an expansion of 23,000 square feet at our Commerce II, GA center and an additional $10.2 million to complete various renovation projects throughout our portfolio. The timing of these expenditures may vary due to delays in construction or acceleration of the opening date of a particular project. These amounts would be primarily funded by amounts available under our unsecured lines of credit but could also be funded by other sources of capital such as collateralized construction loans, public debt or equity offerings as necessary or available.

Our debt agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% on a cumulative basis. We have historically been and currently are in compliance with all of our debt covenants. We expect to remain in compliance with all our existing debt covenants; however, should circumstances arise that would cause us to be in default, the various lenders would have the ability to accelerate the maturity on our outstanding debt.

Off-Balance Sheet Arrangements

The following table details certain information as of December 31, 2008 about various unconsolidated real estate joint ventures in which we have an ownership interest:

Joint Venture	Center Location	Opening Date	Ownership %	Square Feet	Carrying Value of Investment (in millions)(1)	Total Joint Venture Debt (in millions)
Myrtle Beach Hwy 17	Myrtle Beach, South Carolina	2002	50%	402,442	$(0.4)	$35.8

Wisconsin Dells	Wisconsin Dells, Wisconsin	2006	50%	264,929	$5.6	$25.3

Deer Park	Deer Park, Long Island NY	2008	33.3%	684,952	$4.3	$242.4

(1)	The carrying value of our investment in Myrtle Beach Hwy 17 as of December 31, 2008 was reduced by approximately $823,000 which represented our portion of the fair value of the interest rate swap derivative held by this joint venture.

We may issue guarantees for the debt of a joint venture in order for the joint venture to obtain funding or to obtain funding at a lower cost than could be obtained otherwise. We are party to a joint and several guarantee with respect to the construction loan obtained by the Wisconsin Dells joint venture during the first quarter of 2006, which currently has a balance of $25.3 million. We are also party to a joint and several guarantee with respect to the loans obtained by the Deer Park joint venture which currently have a balance of $242.4 million. As of December 31, 2008, our pro-rata portion of the Myrtle Beach Hwy 17 mortgage secured by the center is $17.9 million. There is no guarantee provided for the Myrtle Beach Hwy 17 mortgage by us.

Each of the above ventures contains provisions where a venture partner can trigger certain provisions and force the other partners to either buy or sell their investment in the joint venture. Should this occur, we may be required to sell the property to the venture partner or incur a significant cash outflow in order to maintain ownership of these outlet centers.

Myrtle Beach Hwy 17

The Myrtle Beach Hwy 17 joint venture, in which we had a 50% ownership interest, has owned a Tanger Outlet Center located on Highway 17 in Myrtle Beach, South Carolina since June 2002. The Myrtle Beach center now consists of approximately 402,000 square feet and has over 90 name brand tenants.

During March 2005, Myrtle Beach Hwy 17 entered into an interest rate swap agreement with Bank of America with a notional amount of $35 million for five years. Under this agreement, the joint venture receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 4.59%. This swap effectively changes the rate of interest on $35 million of variable rate mortgage debt to a fixed rate of 5.99% for the contract period.

In April 2005, the joint venture obtained non-recourse, permanent financing to replace the construction loan debt that was utilized to build the outlet center. The new mortgage amount is $35.8 million with a rate of LIBOR + 1.40%. The note is for a term of five years with payments of interest only. In April 2010, the joint venture has the option to extend the maturity date of the loan two more years until 2012. All debt incurred by this unconsolidated joint venture is collateralized by its property.

On January 5, 2009, we purchased the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture for a cash price of $32.0 million which was net of the assumption of the existing mortgage loan of $35.8 million. The acquisition was funded by amounts available under our unsecured lines of credit. See Note 19, Subsequent Events, for more information regarding the acquisition.

Wisconsin Dells

In March 2005, we established the Wisconsin Dells joint venture to construct and operate a Tanger Outlet center in Wisconsin Dells, Wisconsin. The 264,900 square foot center opened in August 2006. In February 2006, in conjunction with the construction of the center, Wisconsin Dells entered into a three-year, interest-only mortgage agreement with a one-year maturity extension option. In November 2008, the joint venture exercised its option to extend the maturity of the mortgage to February 24, 2010. The option to extend became effective February 24, 2009. As of December 31, 2008 the loan had a balance of $25.3 million with a floating interest rate based on the one month LIBOR index plus 1.30%. The construction loan incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by us and designated guarantors of our venture partner.

Deer Park

In October 2003, we, and two other members each having a 33.3% ownership interest, established a joint venture to develop and own a shopping center in Deer Park, New York. On October 23, 2008, we held the grand opening of the initial phase of the project. The shopping center contains approximately 656,000 square feet including a 32,000 square foot Neiman Marcus Last Call store, which is the first and only one on Long Island. Other tenants include Anne Klein, Banana Republic, BCBG, Christmas Tree Shops, Eddie Bauer, Reebok, New York Sports Club and others. Regal Cinemas has also leased 67,000 square feet for a 16-screen Cineplex, one of the few state of the art cineplexes on Long Island.

In May 2007, the joint venture closed on the project financing which is structured in two parts. The first is a $269.0 million loan collateralized by the property as well as limited joint and several guarantees by all three venture partners. The second is a $15.0 million mezzanine loan secured by the pledge of the partners’ equity interests. The weighted average interest rate on the financing is one month LIBOR plus 1.49%. Over the life of the loans, if certain criteria are met, the weighted average interest rate can decrease to one month LIBOR plus 1.23%. The loans had a combined balance of $240.0 million as of December 31, 2008 and are scheduled to mature in May 2011 with a one year extension option at that date. The joint venture entered into two interest rate swap agreements during June 2007. The first swap is for a notional amount of $49.0 million and the second was a forward starting interest rate swap agreement with escalating notional amounts that totaled $121.0 million as of December 31, 2008. The agreements expire on June 1, 2009. These swaps effectively change the rate of interest on up to $170.0 million of variable rate construction debt to a fixed rate of 6.75%.

In June 2008, we, and our two other partners in the Deer Park joint venture, each having a 33.3% ownership interest, formed a separate joint venture to acquire a 29,000 square foot warehouse adjacent to the shopping center to support the operations of the shopping center’s tenants. This joint venture acquired the warehouse for a purchase price of $3.3 million. The venture also closed on a construction loan of for $2.3 million with a variable interest rate of LIBOR plus 1.85% and a maturity of May 2011.

The table above combines the operational and financial information of both ventures. During 2008, we made additional capital contributions of $1.6 million to the Deer Park joint ventures. Both of the other venture partners made equity contributions equal to ours. After making the above contribution, the total amount of equity contributed by each venture partner to the projects was approximately $4.8 million.

The original purchase of the property in 2003 was in the form of a sale-leaseback transaction, which consisted of the sale of the property to Deer Park for $29 million, including a 900,000 square foot industrial building, which was then leased back to the seller under an operating lease agreement. At the end of the lease in May 2005, the tenant vacated the building. However, the tenant had not satisfied all of the conditions necessary to terminate the lease. Deer Park is currently in litigation to recover from the tenant approximately $5.9 million for fourteen months of lease payments and additional rent reimbursements related to property taxes. In addition, Deer Park is seeking other damages and will continue to do so until recovered.

The following table details our share of the debt maturities of the unconsolidated joint ventures as of December 31, 2008 (in thousands):

Joint Venture	Our Portion of Joint Venture Debt	Maturity Date	Interest Rate
Myrtle Beach Hwy 17	$17,900	4/7/2010	LIBOR + 1.40%
Wisconsin Dells	$12,625	2/24/2010	LIBOR + 1.30%
Deer Park	$80,790	5/17/2011	LIBOR + 1.375-3.50%

Related Party Transactions

As noted above in “Off-Balance Sheet Arrangements”, we are 50% owners of the Myrtle Beach Hwy 17 and Wisconsin Dells joint ventures and a 33.3% owner in the Deer Park joint venture. These joint ventures pay us management, leasing, marketing and development fees, which we believe approximate current market rates, for services provided to the joint ventures. During 2008, 2007 and 2006, we recognized the following fees (in thousands):

	Year Ended December 31,
	2008	2007	2006
Fee:
Management	$1,516	$534	$410
Leasing	60	26	188
Marketing	185	108	86
Development	—	—	304

Total Fees	$1,761	$668	$988

Tanger Family Limited Partnership is a related party which holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company’s Chairman of the Board, is the sole general partner of the Tanger Family Limited Partnership. The only material related party transaction with the Tanger Family Limited Partnership is the payment of quarterly distributions of earnings which aggregated $9.1 million, $8.6 million and $8.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include our accounts, our wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting.

In 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation 46R, “Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51”, or FIN 46R, which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R were effective for all variable interests in variable interest entities in 2004 and thereafter.

Acquisition of Real Estate

In accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations”, or FAS 141, we allocate the purchase price of acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, and the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 33 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The values of below market leases that are considered to have renewal periods with below market rents are amortized over the remaining term of the associated lease plus the renewal periods. The value associated with in-place leases is amortized over the remaining lease term and tenant relationships is amortized over the expected term, which includes an estimated probability of the lease renewal. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs is written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

If we do not allocate appropriately to the separate components of rental property, deferred lease costs and other intangibles or if we do not estimate correctly the total value of the property or the useful lives of the assets, our computation of depreciation and amortization expense may be significantly understated or overstated.

Cost Capitalization

In accordance with SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases—an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17”, we capitalize all incremental, direct fees and costs incurred to originate operating leases, including certain general and overhead costs, as deferred charges. The amount of general and overhead costs we capitalize is based on our estimate of the amount of costs directly related to executing these leases. We amortize these costs to expense over the estimated average minimum lease term of five years.

We capitalize all costs incurred for the construction and development of properties, including certain general and overhead costs and interest costs. The amount of general and overhead costs we capitalize is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable.

If we incorrectly estimate the amount of costs to capitalize, we could significantly overstate or understate our financial condition and results of operations.

Impairment of Long-Lived Assets

Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset’s carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. If we do not recognize impairments at appropriate times and in appropriate amounts, our consolidated balance sheet may overstate the value of our long-lived assets. We believe that no impairment existed at December 31, 2008.

On a periodic basis, we assess whether there are any indicators that the value of our investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management’s estimate of the value of the investment is less than the carrying value of the investments, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. Our estimates of value for each joint venture investment are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates and operating costs of the property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the values estimated by us in our impairment analysis may not be realized.

Revenue Recognition

Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on each tenants’ sales volume (“percentage rentals”) and reimbursement of the tenants’ share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue from the time payment is receivable until the tenant vacates the space.

New Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations”, or FAS 141R. FAS 141R is effective for fiscal years beginning on or after December 15, 2008, which means that we will adopt FAS 141R on January 1, 2009. FAS 141R replaces FAS 141 “Business Combinations” and requires that the acquisition method of accounting (which FAS 141 called the purchase method) be used for all business combinations for which the acquisition date is on or after January 1, 2009, as well as for an acquirer to be identified for each business combination. FAS 141R establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial affects of the business combination. On January 5, 2009, we acquired the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture for a cash purchase price of $32.0 million, which was net of the assumption of the existing mortgage loan of $35.8 million. The accounting for this acquisition of interest in a joint venture is covered by the guidance for FAS 141R. See Note 18, Subsequent Events, for further explanation and details of the transaction.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, or FAS 160. FAS 160 is effective for fiscal years beginning on or after December 15, 2008, which means that we will adopt FAS 160 on January 1, 2009. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated balance sheet and the minority interest’s share of earnings is included in consolidated net income. The calculation of earnings per share will continue to be based on income amounts attributable to the controlling interest. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. The adoption of FAS 160 will not have a material effect on our consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”, or FAS 161. FAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. FAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of FAS 133 have been applied, and the impact that hedging activities have on an entity’s financial position, financial performance, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We currently provide many of the disclosures required by FAS 161 in our financial statements and therefore, we believe that upon adoption the only impact on our financial statements will be further enhancement of our disclosures.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, or FSP 142-3. FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of an identified intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”, and requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adoption of FSP 142-3 on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”, or FSP APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. Under FSP APB 14-1 the value assigned to the debt component must be the estimated fair value of a similar nonconvertible debt. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. The resulting debt discount is amortized over the period during which the debt is expected to be outstanding (i.e., through the first optional redemption date) as additional non-cash interest expense. The adoption of FSP APB 14-1 in the first quarter of 2009 will result in approximately $.14 per unit (net of incremental capitalized interest) of additional non-cash interest expense for the year ended 2008 related to our $149.5 million in convertible debt which was issued during the third quarter of 2006.

Funds from Operations

Funds from Operations, or FFO, represents income before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

FFO is intended to exclude historical cost depreciation of real estate as required by Generally Accepted Accounting Principles, or GAAP, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is widely used by us and others in our industry to evaluate and price potential acquisition candidates. The National Association of Real Estate Investment Trusts, Inc., of which we are a member, has encouraged its member companies to report their FFO as a supplemental, industry-wide standard measure of REIT operating performance. In addition, a percentage of bonus compensation to certain members of management is based on our FFO performance.

FFO has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	FFO does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	FFO does not reflect changes in, or cash requirements for, our working capital needs;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and FFO does not reflect any cash requirements for such replacements;

•	FFO, which includes discontinued operations, may not be indicative of our ongoing operations; and

•	Other companies in our industry may calculate FFO differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, FFO should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or our distribution paying capacity. We compensate for these limitations by relying primarily on our GAAP results and using FFO only supplementally.

Below is a reconciliation of net income to FFO for the years ended December 31, 2008, 2007 and 2006 as well as other data for those respective periods (in thousands):

	2008	2007	2006
Funds from Operations:
Net income	$32,403	$33,090	$43,633
Adjusted for:
Depreciation and amortization attributable to discontinued operations	—	145	307
Depreciation and amortization uniquely significant to real estate—consolidated	61,962	63,506	56,747
Depreciation and amortization uniquely significant to real estate—unconsolidated joint ventures	3,165	2,611	1,825
(Gain) loss on sale of real estate	—	(6)	(13,833)

Funds from operations(1)	97,530	99,346	88,679
Preferred share distributions	(5,625)	(5,625)	(5,433)

Funds from operations available to common unitholders	$91,905	$93,721	$83,246

Weighted average units outstanding(2)	18,715	18,868	18,574

(1)	The year ended December 31, 2006 includes gains on sales of outparcels of land of $402.
(2)	Includes the dilutive effect of options, restricted unit awards and exchangeable notes.

Economic Conditions and Outlook

The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants’ gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) which generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

While we believe factory outlet stores will continue to be a profitable and fundamental distribution channel for many brand name manufacturers, some retail formats are more successful than others. As typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

We renewed 82% of the 1,350,000 square feet that came up for renewal in 2008 with the existing tenants at a 17% increase in the average base rental rate compared to the expiring rate. We also re-tenanted 492,000 square feet during 2008 at a 44% increase in the average base rental rate.

During 2009, we have approximately 1,498,000 square feet, or 16%, of our wholly-owned portfolio coming up for renewal. If we were unable to successfully renew or release a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

Existing tenants’ sales have remained stable and renewals by existing tenants have remained strong. As of February 1, 2009, the existing tenants have already renewed approximately 648,000, or 43%, of the square feet scheduled to expire in 2009. In addition, we continue to attract and retain additional tenants. Our factory outlet centers typically include well-known, national, brand name companies. By maintaining a broad base of creditworthy tenants and a geographically diverse portfolio of properties located across the United States, we reduce our operating and leasing risks. No one tenant (including affiliates) accounts for more than 6% of our combined base and percentage rental revenues. Accordingly, we do not expect any material adverse impact on our results of operations and financial condition as a result of leases to be renewed or stores to be released.

However, in the first quarter of 2008, thirty-eight stores were vacated that were occupied by six tenants, representing a gross leasable area of approximately 236,000 square feet. Sales for these tenants averaged only $165 per square foot, with an average base rental rate of $16 per square foot. Approximately 60% of this space has now been released at base rental rates averaging 64% higher than the average rent being paid by the previous tenants.

During the second quarter of 2008 we had three tenants (Geoffrey Beene, Big Dog and Pepperidge Farms) announce plans to close stores throughout their outlet portfolios for various reasons. Within our portfolio, this represents thirty-two stores containing approximately 93,000 square feet. These stores represent some of the least productive stores in terms of sales per square foot in our portfolio and have average base rental rates of approximately $18.00 per square foot. Slightly less than half of these stores closed before the end of 2008, and the remaining stores closed in January 2009. Approximately 31% of this space has been released at base rental rates averaging 63% higher than the $18.00 average rent being paid by the previous tenants.

As a result of the current poor economic environment, we have received notice from a number of additional tenants of their plans to close stores. These tenants include Pfaltzgraff, S&K Menswear, Koret, Sag Harbor and KB Toys. The combined space occupied by these tenants represents forty-one stores totaling approximately 171,000 square feet, which representing approximately 2.0% of our wholly-owned portfolio.

Much of this space is being re-leased with substantial increases in base rental rates. However, given current economic conditions it may take longer to re-lease the remaining space and more difficult to achieve similar increases in base rental rates. Also, there may be additional tenants that have not informed us of their intentions and which may close stores in the coming year. There can be no assurances that we will be able to re-lease such space. While the timing of an economic recovery is unclear and these conditions may not improve quickly, we believe in our business and our long-term strategy.

As of both December 31, 2008 and 2007, occupancy at our wholly-owned centers was 97% and 98%, respectively. Consistent with our long-term strategy of re-merchandising centers, we will continue to hold space off the market until an appropriate tenant is identified. While we believe this strategy will add value to our centers in the long-term, it may reduce our average occupancy rates in the near term.

Item 7A.    Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We may periodically enter into certain interest rate protection and interest rate swap agreements to effectively convert floating rate debt to a fixed rate basis and to hedge anticipated future financings. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

In July 2008 and September 2008, we entered into LIBOR based interest rate swap agreements with Wells Fargo Bank, N.A. and BB&T for notional amounts of $118.0 million and $117.0 million, respectively. The purpose of these swaps was to fix the interest rate on the $235.0 million outstanding under the term loan facility completed in June 2008. The swaps fixed the one month LIBOR rate at 3.605% and 3.70%, respectively. When combined with the current spread of 160 basis points which can vary based on changes in our debt ratings, these swap agreements fix our interest rate on the $235.0 million of variable rate debt at 5.25% until April 1, 2011. The fair value of the interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreement. At December 31, 2008, the fair value of these contracts was $11.8 million. If the one month LIBOR rate decreased 1%, the fair value would be approximately $17.2 million. The fair value is based on dealer quotes, considering current interest rates, remaining term to maturity and our credit standing.

As of December 31, 2008, 20% of our outstanding debt had variable interest rates that were not covered by an interest rate derivative agreement and was therefore subject to market fluctuations. A change in the LIBOR rate of 100 basis points would result in an increase or decrease of approximately $1.6 million in interest expense on an annual basis. The information presented herein is merely an estimate and has limited predictive value. As a result, the ultimate effect upon our operating results of interest rate fluctuations will depend on the interest rate exposures that arise during the period, our hedging strategies at that time and future changes in the level of interest rates.

The estimated fair value of our debt, consisting of senior unsecured notes, exchangeable notes, unsecured term credit facilities and unsecured lines of credit, at December 31, 2008 and 2007 was $711.8 million and $723.3 million, respectively, and its recorded value was $795.3 million and $706.3 million, respectively. A 1% increase from prevailing interest rates at December 31, 2008 and 2007 would result in a decrease in fair value of total debt of approximately $37.4 million and $38.2 million, respectively. Fair values were determined, based on level 2 inputs as defined by FAS 157, using discounted cash flow analyses with an interest rate or credit spread similar to that of current market borrowing arrangements.

Item 8.    Financial Statements and Supplementary Data

The information required by this Item is set forth on the pages indicated in Item 15(a) below.

Item 9.    Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.    Controls and Procedures

(a) Evaluation of disclosure control procedures.

The Chief Executive Officer, Steven B. Tanger (Principal Executive Officer), and Vice President, Treasurer and Assistant Secretary, Frank C. Marchisello Jr. (Principal Financial and Accounting Officer) of Tanger GP Trust, sole general partner of the Registrant, evaluated the effectiveness of the registrant’s disclosure controls and procedures on December 31, 2008 and concluded that, as of that date, the registrant’s disclosure controls and procedures were effective to ensure that the information the registrant is required to disclose in its filings with the Commission under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by the registrant in the reports that it files under the Exchange Act is accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s report on internal control over financial reporting.

Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the principal executive officer and principal financial officer, or persons performing similar functions, and effected by the board of trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Operating Partnership’s management, with the participation of the principal executive officer and principal financial officer, has established and maintained policies and procedures designed to maintain the adequacy of the Operating Partnership’s internal control over financial reporting, and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Operating Partnership;

(2)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Operating Partnership are being made only in accordance with authorizations of management and trustees of the Operating Partnership; and

(3)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Operating Partnership’s assets that could have a material effect on the financial statements.

Management of the Operating Partnership’s general partner has evaluated the effectiveness of the Operating Partnership’s internal control over financial reporting as of December 31, 2008 based on the criteria established in a report entitled Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, the Operating Partnership’s management has concluded that the Operating Partnership’s internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Operating Partnership’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.    Other Information

All information required to be disclosed in a report on Form 8-K during the fourth quarter of 2008 was reported.

PART III

Certain information required by Part III is omitted from this Report in that the registrant’s majority owner, the Company, will file a definitive proxy statement pursuant to Regulation 14A, or the Proxy Statement, not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10.    Directors, Executive Officers and Corporate Governance

The Operating Partnership does not have any directors or officers. The information concerning the Company’s directors required by this Item is incorporated herein by reference to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009.

The information concerning the Company’s executive officers required by this Item is incorporated herein by reference to the section in Part I, Item 4, entitled “Executive Officers of the Company”.

The information regarding compliance with Section 16 of the Exchange Act is incorporated herein by reference to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009.

The information concerning the Company’s Code of Ethics required by this Item is incorporated herein by reference to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009.

The information concerning the Company’s corporate governance required by this Item is incorporated herein by reference to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009

Item 11.    Executive Compensation

The information required by this Item is incorporated herein by reference to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009.

Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this Item is incorporated by reference herein to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009.

The following table provides information as of December 31, 2008 with respect to compensation plans under which the Operating Partnership’s equity securities are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	109,228	$37.36	771,025
Equity compensation plans not approved by security holders	—	—	—

Total	109,228	$37.36	771,025

Item 13.    Certain Relationships, Related Transactions and Director Independence

The information required by this Item is incorporated herein by reference to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009.

Item 14.    Principal Accounting Fees and Services

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to the Company’s Proxy Statement to be filed with respect to the Company’s Annual Meeting of Shareholders which is expected to be held on May 8, 2009.

PART IV

Item 15.    Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this report:

1. Financial Statements

2. Financial Statement Schedule

Schedule III
Real Estate and Accumulated Depreciation	F-31 to F-32

All other schedules have been omitted because of the absence of conditions under which they are required or because the required information is given in the above-listed financial statements or notes thereto.

3. Exhibits

Exhibit No.	Description
3.3	Amended and Restated Agreement of Limited Partnership for Tanger Properties Limited Partnership dated November 11, 2005. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated November 21, 2005.)

4.1	Form of Senior Indenture. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated March 6, 1996.)

4.1A	Form of First Supplemental Indenture (to Senior Indenture). (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated March 6, 1996.)

4.1B	Form of Second Supplemental Indenture (to Senior Indenture) dated October 24, 1997 among Tanger Properties Limited Partnership, Tanger Factory Outlet Centers, Inc. and State Street Bank & Trust Company. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated October 24, 1997.)

4.1C	Form of Third Supplemental Indenture (to Senior Indenture) dated February 15, 2001. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated February 16, 2001.)

4.1D	Form of Fourth Supplemental Indenture (to Senior Indenture) dated November 5, 2005. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.)

4.1E	Form of Fifth Supplemental Indenture (to Senior Indenture) dated August 16, 2006. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.)

10.1	Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership, effective May 14, 2004. (Incorporated by reference to the Appendix A of the Company’s definitive proxy statement filed on Schedule 14A dated April 12, 2004.)

10.4	Form of Unit Option Agreement between the Operating Partnership and certain employees. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1993.)

10.5	Amended and Restated Employment Agreement for Stanley K. Tanger, as of December 29, 2008. (Incorporated by reference to the exhibits to the Operating Partnership’s Current Report on Form 8-K dated January 5, 2009.)

10.6	Amended and Restated Employment Agreement for Steven B. Tanger, as of December 29, 2008. (Incorporated by reference to the exhibits to the Operating Partnership’s Current Report on Form 8-K dated January 5, 2009.)

10.7	Amended and Restated Employment Agreement for Frank C. Marchisello, Jr., as of December 29, 2008. (Incorporated by reference to the exhibits to the Operating Partnership’s Current Report on Form 8-K dated January 5, 2009.)

10.8	Amended and Restated Employment Agreement for Lisa J. Morrison, as of December 29, 2008. (Incorporated by reference to the exhibits to the Operating Partnership’s Current Report on Form 8-K dated January 5, 2009.)

10.9	Amended and Restated Employment Agreement for Joe Nehmen, as of December 29, 2008. (Incorporated by reference to the exhibits to the Operating Partnership’s Current Report on Form 8-K dated January 5, 2009.)

10.11	Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-11 filed May 27, 1993, as amended.)

Exhibit No.	Description
10.11A	Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995.)

10.11B	Second Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated September 4, 2002. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.)

10.11C	Third Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated December 5, 2003. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.)

10.11D	Fourth Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated August 8, 2006. (Incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-3, dated August 9, 2006.)

10.12	Agreement Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. (Incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-11 filed May 27, 1993, as amended.)

10.13	Assignment and Assumption Agreement among Stanley K. Tanger, Stanley K. Tanger & Company, the Tanger Family Limited Partnership, the Operating Partnership and the Company. (Incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-11 filed May 27, 1993, as amended.)

10.15	COROC Holdings, LLC Limited Liability Company Agreement dated October 3, 2003. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated December 8, 2003.)

10.16	Form of Shopping Center Management Agreement between owners of COROC Holdings, LLC and Tanger Properties Limited Partnership. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated December 8, 2003.)

10.17	Form of Restricted Share Agreement between the Company and certain Officers. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.)

10.18	Form of Restricted Share Agreement between the Company and certain Officers with certain performance criteria vesting. (Incorporated by reference to the exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)

10.18A	Form of Amendment to Restricted Share Agreement between the Company and certain Officers with certain performance criteria vesting. (Incorporated by reference to the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.)

10.19	Form of Restricted Share Agreement between the Company and certain Directors. (Incorporated by reference to the exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)

10.20	Purchase Agreement between Tanger Factory Outlet Centers, Inc. and Cohen & Steers Capital Management, Inc. relating to a registered direct offering of 3,000,000 of the Company’s common shares dated August 30, 2005. (Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K dated August 30, 2005.)

Exhibit No.	Description
10.21	Term loan credit agreement dated June 10, 2008 between Tanger Properties Limited Partnership and Banc of America Securities LLC and Wells Fargo Bank, N.A. with Bank of America, N.A. serving as Administrative Agent and Wells Fargo Bank, N.A. serving as Syndication Agent (Incorporated by reference to the exhibits of the Company’s current report on Form 8-K dated June 11, 2008.)

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP.

31.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANGER PROPERTIES LIMITED PARTNERSHIP

By:	Tanger GP Trust, its sole general partner

By:	/s/ Steven B. Tanger
Steven B. Tanger
President and Chief Executive Officer

February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Stanley K. Tanger Stanley K. Tanger	Chairman of the Board of Trustees	February 27, 2009

/s/ Steven B. Tanger Steven B. Tanger	Trustee, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2009

/s/ Frank C. Marchisello, Jr. Frank C. Marchisello Jr.	Vice President, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	February 27, 2009

/s/ Jack Africk Jack Africk	Trustee	February 27, 2009

/s/ Williams G. Benton William G. Benton	Trustee	February 27, 2009

/s/ Bridget Ryan Berman Bridget Ryan Berman	Trustee	February 27, 2009

/s/ Thomas E. Robinson Thomas E. Robinson	Trustee	February 27, 2009

/s/ Allan L. Schuman Allan L. Schuman	Trustee	February 27, 2009

Report of Independent Registered Public Accounting Firm

To the Partners of Tanger Properties Limited Partnership:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Tanger Properties Limited Partnership and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Operating Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Operating Partnership’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting included under Item 9A(b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Operating Partnership’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina

February 27, 2009

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2008	2007
ASSETS
Rental property
Land	$135,689	$130,075
Buildings, improvements and fixtures	1,260,017	1,104,459
Construction in progress	3,823	52,603

	1,399,529	1,287,137
Accumulated depreciation	(359,298)	(312,638)

Rental property, net	1,040,231	974,499
Cash and cash equivalents	4,952	2,393
Investments in unconsolidated joint ventures	9,457	10,695
Deferred charges, net	37,942	44,804
Other assets	28,987	27,587

Total assets	$1,121,569	$1,059,978

LIABILITIES AND PARTNERS’ EQUITY
Liabilities
Debt
Senior, unsecured notes (net of discount of $681 and $759, respectively)	$398,819	$498,741
Unsecured term loan	235,000	—
Mortgages payable (including premium of $0 and $1,046, respectively)	—	173,724
Unsecured lines of credit	161,500	33,880

Total debt	795,319	706,345
Construction trade payables	11,968	23,813
Accounts payable and accrued expenses	56,905	46,883

Total liabilities	864,192	777,041
Commitments and contingencies

Partners’ equity
General partner	(209)	24
Limited partners	269,066	290,430
Accumulated other comprehensive loss	(11,480)	(7,517)

Total partners’ equity	257,377	282,937

Total liabilities and partners’ equity	$1,121,569	$1,059,978

The accompanying notes are an integral part of these consolidated financial statements.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit data)

	For the years ended December 31,
	2008	2007	2006
REVENUES
Base rentals	$159,068	$146,824	$138,101
Percentage rentals	7,058	8,757	7,182
Expense reimbursements	72,004	65,978	58,397
Other income	7,261	7,206	7,282

Total revenues	245,391	228,765	210,962

EXPENSES
Property operating	81,897	74,383	68,302
General and administrative	22,264	19,007	16,706
Depreciation and amortization	62,326	63,810	57,012

Total expenses	166,487	157,200	142,020

Operating income	78,904	71,565	68,942
Interest expense (including prepayment premium and deferred loan cost write off of $406 and $917 in 2008 and 2006, respectively)	38,443	40,066	40,775
Loss on settlement of U.S. treasury rate locks	8,910	—	—

Income before equity in earnings of unconsolidated joint ventures and discontinued operations	31,551	31,499	28,167
Equity in earnings of unconsolidated joint ventures	852	1,473	1,268

Income from continuing operations	32,403	32,972	29,435
Discontinued operations	—	118	14,198

Net income	32,403	33,090	43,633
Less applicable preferred unit distributions	(5,625)	(5,625)	(5,433)

Net income available to common unitholders	26,778	27,465	38,200

Income allocated to limited partners	26,561	27,242	37,887

Income allocated to general partner	$217	$223	$313

Basic earnings per common unit:
Income from continuing operations	$1.44	$1.48	$1.31
Net income	1.44	1.49	2.08

Diluted earnings per common unit:
Income from continuing operations	$1.43	$1.45	$1.29
Net income	1.43	1.46	2.06

The accompanying notes are an integral part of these consolidated financial statements.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(in thousands, except unit and per unit data)

	General partner	Limited partners	Deferred compensation	Accumulated other comprehensive income (loss)	Total partners’ equity
Balance, December 31, 2005	$317	$301,803	$(5,501)	$2,962	$299,581
Comprehensive income:
Net income	313	43,320	—	—	43,633
Other comprehensive income	—	—	—	924	924

Total comprehensive income	313	43,320	—	924	44,557
Reclassification of deferred compensation	—	(5,501)	5,501	—	—
Compensation under Incentive Award Plan	—	2,675	—	—	2,675
Issuance of 65,310 common units upon exercise of options	—	2,381	—	—	2,381
Issuance of 800,000 preferred units in exchange for the proceeds from the Company’s preferred share offering	—	19,445	—	—	19,445
Grant of 81,000 restricted unit awards, net of forfeitures	—	—	—	—	—
Preferred distributions ($1.8802 per preferred unit)	—	(5,262)	—	—	(5,262)
Common distributions ($2.685 per common unit)	(403)	(49,274)	—	—	(49,677)

Balance, December 31, 2006	227	309,587	—	3,886	313,700
Comprehensive income:
Net income	223	32,867	—	—	33,090
Other comprehensive (loss)	—	—	—	(11,403)	(11,403)

Total comprehensive income	223	32,867	—	(11,403)	21,687
Compensation under Incentive Award Plan	—	4,059	—	—	4,059
Issuance of 58,953 common units upon exercise of options	—	2,085	—	—	2,085
Grant of 85,000 restricted units, net of forfeitures	—	—	—	—	—
Preferred distributions ($1.875 per preferred unit)	—	(5,625)	—	—	(5,625)
Common distribution ($2.84 per common unit)	(426)	(52,543)	—	—	(52,969)

Balance, December 31, 2007	24	290,430	—	(7,517)	282,937
Comprehensive income:
Net income	217	32,186	—	—	32,403
Other comprehensive (loss)	—	—	—	(3,963)	(3,963)

Total comprehensive income	217	32,186	—	(3,963)	28,440
Compensation under Incentive Award Plan	—	5,392	—	—	5,392
Issuance of 74,130 common units upon exercise of options	—	2,647	—	—	2,647
Grant of 95,000 restricted units	—	—	—	—	—
Preferred distributions ($1.875 per preferred unit)	—	(5,625)	—	—	(5,625)
Common distributions ($3.00 per common unit)	(450)	(55,964)	—	—	(56,414)

Balance, December 31, 2008	$(209)	$269,066	$—	$(11,480)	$257,377

The accompanying notes are an integral part of these consolidated financial statements.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended December 31,
	2008	2007	2006
OPERATING ACTIVITIES:
Net income	$32,403	$33,090	$43,633
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization (including discontinued operations)	62,380	63,954	57,319
Amortization of deferred financing costs	1,705	1,738	1,702
Equity in earnings of unconsolidated joint ventures	(852)	(1,473)	(1,268)
Distributions received from unconsolidated joint ventures	3,540	3,220	2,300
Loss on settlement of U.S. treasury rate locks	8,910	—	—
Compensation expense related to restricted units and options granted	5,392	4,059	2,675
Amortization of debt premiums and discounts, net	(1,245)	(2,584)	(2,507)
Gain on sale of real estate	—	(6)	(13,833)
Gain on sale of outparcels of land	—	—	(402)
Net accretion of market rent rate adjustment	(356)	(1,147)	(1,464)
Straight-line base rent adjustment	(3,195)	(2,868)	(2,219)
Increases (decreases) due to changes in:
Other assets	(1,082)	(4,780)	222
Accounts payable and accrued expenses	(10,636)	5,406	2,196

Net cash provided by operating activities	96,964	98,609	88,354

INVESTING ACTIVITIES:
Additions of rental properties	(127,298)	(85,030)	(79,434)
Additions to investments in unconsolidated joint ventures	(1,577)	—	(2,020)
Return of equity from unconsolidated joint ventures	—	1,281	—
Additions to deferred lease costs	(4,608)	(3,086)	(3,260)
Net proceeds from sales of real estate	—	2,032	21,378

Net cash used in investing activities	(133,483)	(84,803)	(63,336)

FINANCING ACTIVITIES:
Cash distributions paid	(62,039)	(58,594)	(54,939)
Net proceeds from sale of preferred shares	—	—	19,445
Contributions from the sole general partner	759,645	152,000	279,175
Repayments of debt	(669,703)	(121,911)	(261,942)
Additions to deferred financing costs	(2,166)	(534)	(4,157)
Proceeds from tax increment financing	10,693	7,128	505
Proceeds from exercise of options	2,648	2,085	2,382

Net cash provided by (used in) financing activities	39,078	(19,826)	(19,531)

Net increase (decrease) in cash and cash equivalents	2,559	(6,020)	5,487
Cash and cash equivalents, beginning of year	2,393	8,413	2,926

Cash and cash equivalents, end of year	$4,952	$2,393	$8,413

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of the Operating Partnership

Tanger Properties Limited Partnership and subsidiaries, a North Carolina limited partnership, focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. We are one of the largest owners and operators of factory outlet centers in the United States. As of December 31, 2008, we owned and operated 30 outlet centers, with a total gross leasable area of approximately 8.8 million square feet. All references to gross leasable area and square feet contained in the notes to the consolidated financial statements are unaudited. These factory outlet centers were 97% occupied and contained over 1,900 stores, representing approximately 370 store brands. Also, we operated and had partial ownership interests in three outlet centers totaling approximately 1.4 million square feet.

We are controlled by Tanger Factory Outlet Centers, Inc. and subsidiaries, a fully-integrated, self-administered and self-managed real estate investment trust, or REIT. The Company owns the majority of the partnership interests issued by the Operating Partnership, which we refer to as units, through its two wholly-owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. The remaining units are held by the Tanger family through ownership of the Tanger Family Limited Partnership. Stanley K. Tanger, the Company’s Chairman of the Board, is the sole general partner of the Tanger Family Limited Partnership. Unless the context indicates otherwise, the term “Operating Partnership” refers to Tanger Properties Limited Partnership and subsidiaries and the term “Company” refers to Tanger Factory Outlet Centers, Inc. and subsidiaries. The terms “we”, “our” and “us” refer to the Operating Partnership or the Operating Partnership and the Company together, as the text requires.

As of December 31, 2008, Tanger GP Trust owned 150,000 units of the Operating Partnership, Tanger LP Trust owned 15,683,751 units of the Operating Partnership and the Tanger Family Limited Partnership owned the remaining 3,033,305 units. Each Tanger Family Limited Partnership unit is exchangeable for two of the Company’s common shares, subject to certain limitations to preserve the Company’s status as a REIT. In addition, Tanger LP Trust owned 3,000,000 preferred units which were issued by the Operating Partnership in exchange for the proceeds from the Company’s issuance of 3.0 million 7.5% Class C Cumulative Preferred Shares, or Class C Preferred Shares. If the Company redeems any Class C Preferred Shares, the Operating Partnership will redeem an equivalent number of preferred units for the liquidation preference value of the Company’s Class C Preferred Shares.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include our accounts and our wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting.

In 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46 (Revised 2003): “Consolidation of Variable Interest Entities: An Interpretation of ARB No. 51”, or FIN 46R, which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R were effective for all variable interests in variable interest entities in 2004 and thereafter. We have evaluated the Deer Park, Wisconsin Dells and Myrtle Beach Hwy 17 joint ventures, Note 4, and have determined that, under the current facts and circumstances, we are not required to consolidate these entities under the provisions of FIN 46R.

Related Parties—We account for related party transactions under the guidance of FASB Statement No. 57 “Related Party Disclosures”. The Tanger Family Limited Partnership, see Note 1, is a related party which holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company’s Chairman of the Board, is the sole general partner of the Tanger Family Limited Partnership. The only material related party transaction with the Tanger Family Limited Partnership is the payment of quarterly distributions of earnings which were approximately $9.1 million, $8.6 million and $8.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The nature of our relationships and the related party transactions for our unconsolidated joint ventures are discussed in Note 4.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments—We aggregate the financial information of all centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

Rental Property—Rental properties are recorded at cost less accumulated depreciation. Costs incurred for the construction and development of properties, including certain general and overhead costs, are capitalized. The amount of general and overhead costs capitalized is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings and improvements, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. Interest costs are capitalized during periods of active construction for qualified expenditures based upon interest rates in place during the construction period until construction is substantially complete. Capitalized interest costs are amortized over lives which are consistent with the constructed assets.

In accordance with FASB Statement No. 141 “Business Combinations”, or FAS 141, we allocate the purchase price of acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 33 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The values of below market leases that are considered to have renewal periods with below market rents are amortized over the remaining term of the associated lease plus the renewal periods. The value associated with in-place leases is amortized over the remaining lease term and tenant relationships is amortized over the expected term, which includes an estimated probability of the lease renewal. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangibles is written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 2008, 2007 and 2006 amounted to $1.6 million, $1.7 million and $2.2 million, respectively, and internal development costs capitalized amounted to $1.8 million, $1.4 million and $944,000, respectively. Depreciation expense related to rental property included in income from continuing operations for each of the years ended December 31, 2008, 2007 and 2006 was $49.8 million, $50.4 million and $40.2 million, respectively.

The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. Direct costs to acquire assets are capitalized once the acquisition becomes probable. These costs are transferred from other assets to construction in progress when the pre-construction tasks are completed. Costs of unsuccessful pre-construction or acquisition efforts are charged to operations when the project is no longer probable.

Cash and Cash Equivalents—All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. We believe that we mitigate our risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer. At December 31, 2008 and 2007, respectively, we had cash equivalent investments in highly liquid money market accounts at major financial institutions of $1.4 million and $1.0 million.

Deferred Charges—Deferred charges includes deferred lease costs and other intangible assets consisting of fees and costs incurred, including certain general and overhead costs, to originate operating leases and are amortized over the average minimum lease term of 5 years. Deferred lease costs and other intangible assets also include the value of leases and origination costs deemed to have been acquired in real estate acquisitions in accordance with FAS 141. See “Rental Property” under this section above for a discussion. Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized over the terms of the respective loans using the straight line method which approximates the effective interest method. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

Guarantees of Indebtedness—In November 2002, the FASB issued Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 applies to all guarantees entered into or modified after December 31, 2002. Based on this criterion, the guarantees of indebtedness by us in Deer Park and Wisconsin Dells, see Note 4, are accounted for under the provisions of FIN 45. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We recorded at inception the fair value of our guarantees of the Deer Park and Wisconsin Dells joint venture’s debt as debits to our investments in Deer Park and Wisconsin Dells and credits to a liability. We have elected to account for the release from obligation under the guarantees by the straight-line method over the life of the guarantees. The recorded remaining values of the guarantees were $1.5 million and $1.0 million at December 31, 2008 and 2007, respectively.

Captive Insurance—Our wholly-owned subsidiary, Northline Indemnity, LLC, is responsible for losses up to certain levels for property damage (including wind damage from hurricanes) prior to third-party insurance coverage. Insurance losses are reflected in property operating expenses and include estimates of costs incurred, both reported and unreported.

Impairment of Long-Lived Assets—Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset group may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset group to the asset group’s carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. Fair value for purposes of an impairment test is calculated as the estimated, discounted future cash flows associated with the asset. We believe that no impairment existed at December 31, 2008.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of FAS 157 to January 1, 2009 for us for all nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Rental property is considered a nonfinancial asset and the testing of it for impairment is considered nonrecurring in nature. Effective January 1, 2009, fair value in the context of an impairment evaluation will be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Real estate assets designated as held for sale are stated at the lower of their carrying value or their fair value less costs to sell. We classify real estate as held for sale when it meets the requirements of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or FAS 144, and our Board of Directors approves the sale of the assets. Subsequent to this classification, no further depreciation is recorded on the assets. The operating results of real estate assets designated as held for sale and for assets sold are included in discontinued operations for all periods presented in our results of operations.

Derivatives—We selectively enter into interest rate protection agreements to mitigate changes in interest rates on our variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes.

We recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at their fair value in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS 137, FAS 138 and FAS 157, collectively FAS 133. FAS 133 also requires us to measure the effectiveness, as defined by FAS 133, of all derivatives. We formally document our derivative transactions, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At inception and on a quarterly basis thereafter, we assess the effectiveness of derivatives used to hedge transactions. If a cash flow hedge is deemed effective, we record the change in fair value in other comprehensive income. If after assessment it is determined that a portion of the derivative is ineffective, then that portion of the derivative’s change in fair value will be immediately recognized in earnings.

Income Taxes—As a partnership, the allocated share of income or loss for the year is included in the income tax returns for the partners; accordingly, no provision has been made for Federal income taxes in the accompanying consolidated financial statements.

Revenue Recognition—Base rentals are recognized on a straight-line basis over the term of the lease. Straight-line rent adjustments recorded in other assets were approximately $12.3 million and $9.3 million, respectively as of December 31, 2008 and 2007. Substantially all leases contain provisions which provide additional rents based on tenants’ sales volume (“percentage rentals”) and reimbursement of the tenants’ share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue from the time the payment is receivable until the tenant vacates the space. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off.

We provide management, leasing and development services for a fee for certain properties that are not owned by us or that we partially own through a joint venture. Fees received for these services are recognized as other income when earned.

Concentration of Credit Risk—We perform ongoing credit evaluations of our tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income or gross leasable area during 2008, 2007 or 2006.

The Foley, Alabama and Riverhead, New York centers are the only properties that comprise more than 10% of our consolidated gross revenues or consolidated total assets. The Foley outlet center, acquired in December 2003, represented 10% of our consolidated total assets as of December 31, 2008. The Foley outlet center is 557,185 square feet and underwent a major reconfiguration and renovation in 2007 and 2008. The Riverhead center, originally constructed in 1994, represented 12% of our consolidated total revenues for the year ended December 31, 2008. The Riverhead center is 729,315 square feet.

Supplemental Cash Flow Information—We purchase capital equipment and incur costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 2008, 2007 and 2006 amounted to $12.0 million, $23.8 million and $23.5 million, respectively. Interest paid, net of interest capitalized, in 2008, 2007 and 2006 was $40.5 million, $40.5 million and $40.2 million, respectively. Interest paid for 2008 includes a prepayment premium for the early extinguishment of the Capmark mortgage (see Note 7) of approximately $406,000. Interest paid for 2006 includes a prepayment premium for the early extinguishment of the Woodman of the World Life Insurance Society mortgage debt (see Note 7) of approximately $609,000.

During the second quarter of 2008, upon the closing of our LIBOR based unsecured term loan facility, we determined that we were unlikely to enter into a US Treasury based debt offering. In accordance with FAS 133, we reclassified to earnings in the period the amount recorded in other comprehensive income, $17.8 million, related to these derivatives. This amount had been frozen as of March 31, 2008 when we determined that the probability of the forecast transaction was “reasonably possible” instead of “probable”. Effective April 1, 2008, we discontinued hedge accounting and the changes in the fair value of the derivative contracts subsequent to April 1, 2008 resulted in a gain of $8.9 million. The accounting treatment of these derivatives resulted in a net loss on settlement of $8.9 million which has been reflected in the statement of cash flows as a non-cash operating activity. The $8.9 million cash settlement of the derivatives during the second quarter was reflected in the statement of cash flows as a change in accounts payable and accrued expenses.

Accounting for Stock Based Compensation—The Company may issue non-qualified share options and other share-based awards under the Amended and Restated Incentive Award Plan, or the Plan. The Operating Partnership will issue one common unit to the Company for every two common shares issued by the Company. Effective January 1, 2006, we adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R, under the modified prospective method. Since we had previously accounted for our share-based compensation plan under the fair value provisions of FAS No. 123, our adoption did not significantly impact our financial position or our results of operations. As required by the statement, deferred compensation as of December 31, 2005, which was set forth separately in the Partners’ equity section of the consolidated balance sheets, was reclassified to limited partners’ equity interest during 2006. Compensation expense recognized in 2006 and for future years is now recorded as an increase to limited partners’ equity interest.

New Accounting Pronouncements—In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations”, or FAS 141R. FAS 141R is effective for fiscal years beginning on or after December 15, 2008, which means that we will adopt FAS 141R on January 1, 2009. FAS 141R replaces FAS 141 “Business Combinations” and requires that the acquisition method of accounting (which FAS 141 called the purchase method) be used for all business combinations for which the acquisition date is on or after January 1, 2009, as well as for an acquirer to be identified for each business combination. FAS 141R establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial affects of the business combination. On January 5, 2009, we acquired the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture for a cash purchase price of $32.0 million, which was net of the assumption of the existing mortgage loan of $35.8 million. The accounting for this acquisition of interest in a joint venture is covered by the guidance for FAS 141R. See Note 18, Subsequent Events, for further explanation and details of the transaction.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, or FAS 160. FAS 160 is effective for fiscal years beginning on or after December 15, 2008, which means that we will adopt FAS 160 on January 1, 2009. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated balance sheet and the minority interest’s share of earnings is included in consolidated net income. The calculation of earnings per share will continue to be based on income amounts attributable to the controlling interest. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. The adoption of FAS 160 will not have a material effect on our consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”, or FAS 161. FAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. FAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of FAS 133 have been applied, and the impact that hedging activities have on an entity’s financial position, financial performance, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We currently provide many of the disclosures required by FAS 161 in our financial statements and therefore, we believe that upon adoption the only impact on our financial statements will be further enhancement of our disclosures.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, or FSP 142-3. FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of an identified intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”, and requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adoption of FSP 142-3 on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”, or FSP APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. Under FSP APB 14-1 the value assigned to the debt component must be the estimated fair value of a similar nonconvertible debt. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. The resulting debt discount is amortized over the period during which the debt is expected to be outstanding (i.e., through the first optional redemption date) as additional non-cash interest expense. The adoption of FSP APB 14-1 in the first quarter of 2009 will result in approximately $.14 per unit (net of incremental capitalized interest) of additional non-cash interest expense for the year ended 2008 related to our $149.5 million in convertible debt which was issued during the third quarter of 2006.

3. Development of Rental Properties

Washington, Pennsylvania

On August 29, 2008, we held the grand opening of our 371,000 square foot outlet center located south of Pittsburgh in Washington, Pennsylvania. Tenants include Nike, Gap, Old Navy, Banana Republic, Coach and others. At December 31 2008, the outlet center was 85% leased. Tax incremental financing bonds have been issued related to the Washington project of which we have received approximately $16.4 million. We receive proceeds from the tax increment financing bonds as we incur qualifying expenditures during construction of the center.

Expansions at Existing Centers

During the second quarter of 2008, we completed a 62,000 square foot expansion at our center located in Barstow, California. As of December 31, 2008, the center contained approximately 171,000 square feet, including the newly opened expansion space. The outlet center is 100% occupied.

During the fourth quarter of 2008, we began an expansion of 23,000 square feet at our existing center in Commerce II, Georgia. We expected tenants to begin opening during the second quarter of 2009.

Commitments to complete construction of the Washington, PA development, the Commerce II, GA expansion, along with renovations at centers in Myrtle Beach Hwy 501, South Carolina; Lincoln City, Oregon; Park City, Utah and Foley, Alabama and other capital expenditure requirements amounted to approximately $11.3 million at December 31, 2008. Commitments for construction represent only those costs contractually required to be paid by us.

Change in Accounting Estimate

During the first quarter of 2007, the general partners’ Board of Trustees formally approved a plan to reconfigure our center in Foley, Alabama. As a part of this plan, approximately 42,000 square feet was relocated within the property. The depreciable useful lives of the buildings demolished were shortened to coincide with their demolition dates throughout the first three quarters of 2007 and the change in estimated useful life was accounted for as a change in accounting estimate. Accelerated depreciation recognized related to the reconfiguration reduced income from continuing operations and net income by approximately $6.0 million for the year ended December 31, 2007. The effect on income from continuing operations per diluted unit and net income per diluted unit was a decrease of $.32 per unit for the year ended December 31, 2007.

4. Investments in Unconsolidated Real Estate Joint Ventures

Our investments in unconsolidated joint ventures as of December 31, 2008 and 2007 aggregated $9.5 million and $10.7 million, respectively. We have evaluated the accounting treatment for each of the joint ventures under the guidance of FIN 46R and have concluded based on the current facts and circumstances that the equity method of accounting should be used to account for the individual joint ventures. At December 31, 2008, we were members of the following unconsolidated real estate joint ventures:

Joint Venture	Center Location	Opening Date	Ownership %	Square Feet	Carrying Value of Investment (in millions)	Total Joint Venture Debt (in millions)
Myrtle Beach Hwy 17	Myrtle Beach, South Carolina	2002	50%	402,442	$(0.4)	$35.8

Wisconsin Dells	Wisconsin Dells, Wisconsin	2006	50%	264,929	$5.6	$25.3

Deer Park	Deer Park, Long Island NY	2008	33.3%	684,952	$4.3	$242.4

Our joint venture related to the shopping center in Deer Park, New York is considered a variable interest entity because the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. However, we are not required to consolidate the joint venture because we are not the primary beneficiary. The primary beneficiary is the entity that is expected to absorb the majority of the expected losses or receive a majority of the expected returns. In determining that we are not the primary beneficiary, we performed a qualitative analysis of the financial support provided to Deer Park by each of its members, the financial condition of each member and potential losses that each member may have to absorb based on the joint and several guarantees made by affiliates of each member. We are unable to estimate our maximum exposure to loss at this time. Upon completion of the project, the debt is expected to be approximately $284 million, of which our proportionate share would be approximately $94.7 million. See “Deer Park” below for further discussion of the Deer Park joint venture. Our joint ventures in Myrtle Beach Hwy 17, Wisconsin Dells, as well as the warehouse joint venture in Deer Park are not considered variable interest entities.

These investments are recorded initially at cost and subsequently adjusted for our equity in the venture’s net income (loss) and cash contributions and distributions. Our investments in real estate joint ventures are reduced by 50% of the profits earned for leasing and development services we provided to the Myrtle Beach Hwy 17 and Wisconsin Dells. Our investment in Deer Park is reduced by 33.3% of the profits earned for leasing services we provided to Deer Park. The following management, leasing and marketing fees were recognized from services provided to Myrtle Beach Hwy 17, Wisconsin Dells and Deer Park (in thousands):

	Year Ended December 31,
	2008	2007	2006
Fee:
Management	$1,516	$534	$410
Leasing	60	26	188
Marketing	185	108	86
Development	—	—	304

Total Fees	$1,761	$668	$988

Our carrying value of investments in unconsolidated joint ventures differs from our share of the assets reported in the “Summary Balance Sheets—Unconsolidated Joint Ventures” shown below due to adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the unconsolidated joint ventures. The differences in basis are amortized over the various useful lives of the related assets.

On a periodic basis, we assess whether there are any indicators that the value of our investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management’s estimate of the value of the investment is less than the carrying value of the investments, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. Our estimates of value for each joint venture investment are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates and operating costs of the property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the values estimated by us in our impairment analysis may not be realized. As of December 31, 2008, we do not believe that any of our equity investments are impaired.

Myrtle Beach Hwy 17

The Myrtle Beach Hwy 17 joint venture, in which we have a 50% ownership interest, has owned a Tanger Outlet Center located on Highway 17 in Myrtle Beach, South Carolina since June 2002. The Myrtle Beach center now consists of approximately 402,000 square feet and has over 90 name brand tenants.

During March 2005, Myrtle Beach Hwy 17 entered into an interest rate swap agreement with Bank of America with a notional amount of $35 million for five years. Under this agreement, the joint venture receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 4.59%. This swap effectively changes the rate of interest on $35 million of variable rate mortgage debt to a fixed rate of 5.99% for the contract period.

In April 2005, the joint venture obtained non-recourse, permanent financing to replace the construction loan debt that was utilized to build the outlet center. The new mortgage amount is $35.8 million with a rate of LIBOR + 1.40%. The note is for a term of five years with payments of interest only.

In April 2010, the joint venture has the option to extend the maturity date of the loan two more years until 2012. All debt incurred by this unconsolidated joint venture is collateralized by its property.

On January 5, 2009, we purchased the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture for a cash price of $32.0 million which was net of the assumption of the existing mortgage loan of $35.8 million. The acquisition was funded by amounts available under our unsecured lines of credit. See Note 19, Subsequent Events, for more information regarding the acquisition.

Wisconsin Dells

In March 2005, we established the Wisconsin Dells joint venture to construct and operate a Tanger Outlet center in Wisconsin Dells, Wisconsin. The 264,900 square foot center opened in August 2006. In February 2006, in conjunction with the construction of the center, Wisconsin Dells entered into a three-year, interest-only mortgage agreement with a one-year maturity extension option. In November 2008, the joint venture exercised its option to extend the maturity of the mortgage to February 24, 2010. The option to extend became effective February 24, 2009. As of December 31, 2008 the loan had a balance of $25.3 million with a floating interest rate based on the one month LIBOR index plus 1.30%. The construction loan incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by us and designated guarantors of our venture partner.

Deer Park

In October 2003, we, and two other members each having a 33.3% ownership interest, established a joint venture to develop and own a shopping center in Deer Park, New York. On October 23, 2008, we held the grand opening of the initial phase of the project. The shopping center contains approximately 656,000 square feet including a 32,000 square foot Neiman Marcus Last Call store, which is the first and only one on Long Island. Other tenants include Anne Klein, Banana Republic, BCBG, Christmas Tree Shops, Eddie Bauer, Reebok, New York Sports Club and others. Regal Cinemas has also leased 67,000 square feet for a 16-screen Cineplex, one of the few state of the art cineplexes on Long Island.

In May 2007, the joint venture closed on the project financing which is structured in two parts. The first is a $269.0 million loan collateralized by the property as well as limited joint and several guarantees by all three venture partners. The second is a $15.0 million mezzanine loan secured by the pledge of the partners’ equity interests. The weighted average interest rate on the financing is one month LIBOR plus 1.49%. Over the life of the loans, if certain criteria are met, the weighted average interest rate can decrease to one month LIBOR plus 1.23%. The loans had a combined balance $240.0 million as of December 31, 2008 and are scheduled to mature in May 2011 with a one year extension option at that date. The joint venture entered into two interest rate swap agreements during June 2007. The first swap is for a notional amount of $49.0 million and the second was a forward starting interest rate swap agreement with escalating notional amounts that totaled $121.0 million as of December 31, 2008. The agreements expire on June 1, 2009. These swaps effectively change the rate of interest on up to $170.0 million of variable rate construction debt to a fixed rate of 6.75%.

In June 2008, we, and our two other partners in the shopping center joint venture, each having a 33.3% ownership interest, formed a separate joint venture to acquire a 29,000 square foot warehouse adjacent to the shopping center to support the operations of the shopping center’s tenants. This joint venture acquired the warehouse for a purchase price of $3.3 million. The venture also closed on a construction loan of $2.3 million with a variable interest rate of LIBOR plus 1.85% and a maturity of May 2011.

The first table above combines the operational and financial information of both Deer Park ventures. During 2008, we made additional capital contributions of $1.6 million to Deer Park joint ventures. Both of the other venture partners made equity contributions equal to ours. After making the above contribution, the total amount of equity contributed by each venture partner to the projects was approximately $4.8 million.

The original purchase of the property in 2003 was in the form of a sale-leaseback transaction, which consisted of the sale of the property to Deer Park for $29 million, including a 900,000 square foot industrial building, which was then leased back to the seller under an operating lease agreement. At the end of the lease in May 2005, the tenant vacated the building. However, the tenant had not satisfied all of the conditions necessary to terminate the lease. Deer Park is currently in litigation to recover from the tenant approximately $5.9 million for fourteen months of lease payments and additional rent reimbursements related to property taxes. In addition, Deer Park is seeking other damages and will continue to do so until recovered.

Condensed combined summary financial information of joint ventures accounted for using the equity method is as follows (in thousands):

Summary Balance Sheets—Unconsolidated Joint Ventures

	2008	2007
Assets
Investment properties at cost, net	$323,546	$71,022
Construction in progress	—	103,568
Cash and cash equivalents	5,359	2,282
Deferred charges, net	7,025	2,092
Other assets	6,324	8,425

Total assets	$342,254	$187,389

Liabilities and Owners’ Equity
Mortgage payable	$303,419	$148,321
Construction trade payables	13,641	13,052
Accounts payable and other liabilities(1)	9,479	6,377

Total liabilities	326,539	167,750
Owners’ equity(1)	15,715	19,639

Total liabilities and owners’ equity	$342,254	$187,389

(1)	Includes the fair value of interest rate swap agreements at Deer Park and Myrtle Beach Hwy 17 totaling $5.6 million and $4.0 million as of December 31, 2008 and December 31, 2007, respectively, recorded as an increase in accounts payable and other liabilities and a reduction of owners’ equity.

Summary Statements of Operations—Unconsolidated Joint Ventures:

	2008	2007	2006
Revenues	$25,943	$19,414	$14,703

Expenses:
Property operating	12,329	6,894	5,415
General and administrative	591	248	213
Depreciation and amortization	7,013	5,473	3,781

Total expenses	19,933	12,615	9,409

Operating income	6,010	6,799	5,294
Interest expense	6,006	4,129	2,907

Net income	$4	$2,670	$2,387

Tanger Properties Limited Partnership share of:
Net income	$852	$1,473	$1,268
Depreciation (real estate related)	$3,165	$2,611	$1,825

5. Disposition of Properties and Properties Held for Sale

2007 Transactions

In October 2007, we completed the sale of our property in Boaz, Alabama. Net proceeds received from the sale of the property were approximately $2.0 million. We recorded a gain on sale of real estate of approximately $6,000. The results of operations and gain on sale of real estate for the property are included in discontinued operations under the provisions of FAS 144. We were not retained for any management or leasing responsibilities related to this center after the sale was completed.

2006 Transactions

In January 2006, we completed the sale of our property in Pigeon Forge, Tennessee. Net proceeds received from the sale of the property were approximately $6.0 million. We recorded a gain on sale of real estate of approximately $3.6 million. We continued to manage and lease the property for a fee until December 31, 2007. Based on the nature and amounts of the fees received, we determined that our management relationship did not constitute a significant continuing involvement, and therefore the results of operations and gain on sale of real estate for the property are included in discontinued operations under the provisions of FAS 144.

In March 2006, we completed the sale of our property located in North Branch, Minnesota. Net proceeds received from the sale of the property were approximately $14.2 million. We recorded a gain on sale of real estate of approximately $10.3 million. We continued to manage and lease this property for a fee until December 31, 2007. Based on the nature and amount of the fees received, we determined that our management relationship did not constitute a significant continuing involvement and therefore the results of operations and gain on sale of real estate for the property are included in discontinued operations under the provisions of FAS 144.

Below is a summary of the results of operations of the disposed properties through their respective disposition dates and properties held for sale as presented in discontinued operations for the respective periods (in thousands):

Summary Statements of Operations—Disposed Properties:

	2008	2007	2006
Revenues:
Base rentals	$—	$417	$1,043
Percentage rentals	—	1	12
Expense reimbursements	—	138	354
Other income	—	18	37

Total revenues	—	574	1,446

Expenses:
Property operating	—	317	774
Depreciation and amortization	—	145	307

Total expenses	—	462	1,081

Discontinued operations before gain on sale of real estate	—	112	365
Gain on sale of real estate included in discontinued operations	—	6	13,833

Discontinued operations	$—	$118	$14,198

Outparcel Sales

Gains on sale of outparcels are included in other income in the consolidated statements of operations to the extent the outlet center at which it is located has not been sold. Cost is allocated to the outparcels based on the relative market value method. Below is a summary of outparcel sales that we completed during the years ended December 31, 2008, 2007 and 2006 (in thousands, except number of outparcels):

	2008	2007	2006
Number of outparcels	—	—	4
Net proceeds	$—	$—	$1,150
Gain on sale included in other income	$—	$—	$402

6. Deferred Charges

Deferred charges as of December 31, 2008 and 2007 consist of the following (in thousands):

	2008	2007
Deferred lease costs	$31,292	$26,751
Net below market leases	(5,418)	(5,014)
Other intangibles	69,528	73,684
Deferred financing costs	9,024	11,105

	104,426	106,526
Accumulated amortization	(66,484)	(61,722)

	$37,942	$44,804

Amortization of deferred lease costs and other intangibles included in income from continuing operations for the years ended December 31, 2008, 2007 and 2006 was $12.5 million, $12.0 million and $15.1 million, respectively. Amortization of deferred financing costs included in interest expense for the years ended December 31, 2008, 2007 and 2006 was $1.7 million in each year, respectively. The amortization amounts for the year ended December 31, 2006 includes the write off of deferred loan costs of approximately $308,000 related to the early extinguishment of debt.

Estimated aggregate amortization expense of net below market leases and other intangibles for each of the five succeeding years is as follows (in thousands):

Year	Amount
2009	$6,523
2010	5,784
2011	4,022
2012	2,423
2013	1,401

Total	$20,153

7. Debt

Debt as of December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007
Senior, unsecured notes:
9.125% Senior, unsecured notes, maturing February 2008	$—	$100,000
6.15% Senior, unsecured notes, maturing November 2015, net of discount of $681 and $759, respectively	249,319	249,241
3.75% Senior, unsecured exchangeable notes, maturing August 2026	149,500	149,500
Unsecured term loan facility:
LIBOR + 1.60% unsecured term loan facility(1)	235,000	—
Unsecured lines of credit with a weighted average interest rates of 2.18% and 5.67%, respectively(2)	161,500	33,880
Mortgage notes with fixed interest:
6.59%, maturing July 2008, including net premium of $0 and $1,046, respectively(3)	—	173,724

	$795,319	$706,345

(1)	The effective rate on this facility due to interest rate swap agreements is 5.25% through April 2011. Depending on our investment grade rating the interest rate on this facility can fluctuate between LIBOR + 1.25% and LIBOR + 1.95%.
(2)	For our lines of credit being utilized at December 31, 2008 and depending on our investment grade rating, the interest rates can vary from either prime or from LIBOR + .45% to LIBOR + 1.55% and expire in June 2011 or later. At December 31, 2008, our interest rates ranged from LIBOR + .60% to LIBOR + .75%.
(3)	Because this mortgage debt was assumed as part of an acquisition of a portfolio of outlet centers, the debt was recorded at its fair value and carried an effective interest rate of 5.18%. In June, 2008, we repaid the loan in full.

The unsecured lines of credit and senior unsecured notes require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. As of December 31, 2008 we were in compliance with all of our debt covenants.

2008 Transactions

On February 15, 2008, our $100.0 million, 9.125% unsecured senior notes matured. We repaid these notes with amounts available under our unsecured lines of credit.

During the first quarter of 2008, we increased the maximum availability under our existing unsecured lines of credit by $125.0 million, bringing our total availability to $325.0 million. The terms of the increases were identical to those included within the existing unsecured lines of credit. Five of our six lines of credit, representing $300.0 million, have maturity dates of June 2011 or later. One line of credit, representing $25.0 million and for which no amounts were outstanding on December 31, 2008, expires in June 2009.

During the second quarter of 2008, we closed on a $235.0 million unsecured three year syndicated term loan facility. Based on our current debt ratings, the facility bears interest of LIBOR plus 160 basis points. Depending on our investment grade debt ratings, the interest rate can vary from LIBOR plus 125 basis points to LIBOR plus 195 basis points.

In June 2008, proceeds from the term loan were used to pay off our mortgage loan with a principal balance of approximately $170.7 million. A prepayment premium, representing interest through the July payment date, of approximately $406,000 was paid at closing. The remaining proceeds of approximately $62.8 million, net of closing costs, were applied against amounts outstanding on our unsecured lines of credit and to settle two interest rate lock protection agreements.

In July 2008 and September 2008, we entered into interest rate swap agreements with Wells Fargo Bank, N.A. and Branch Banking and Trust Company, or BB&T, for notional amounts of $118.0 million and $117.0 million, respectively. The purpose of these swaps was to fix the interest rate on the $235.0 million outstanding under the term loan facility completed in June 2008. The swaps fixed the one month LIBOR rate at 3.605% and 3.70%, respectively. When combined with the current spread of 160 basis points which can vary based on changes in our debt ratings, these swap agreements fix our interest rate on the $235.0 million of variable rate debt at 5.25% until April 1, 2011.

In October 2008, our debt rating was upgraded by the Standard and Poor’s Ratings Services from BBB- to BBB, making us one of only two REITs to receive a ratings upgrade in 2008. We currently have an investment grade rating with Moody’s Investors Service of Baa3. Because of this upgrade, one of our line of credit borrowing rates decreased to LIBOR plus 60 basis points. Of the $161.5 million outstanding on our unsecured lines of credit as of December 31, 2008, the borrowing rates range from LIBOR plus 60 basis points to LIBOR plus 75 basis points.

2007 Transactions

During the fourth quarter of 2007, we extended the maturity dates on five of our six unsecured lines of credit from 2009 to June 2011.

2006 Transactions

In August 2006, the Operating Partnership issued $149.5 million of exchangeable senior unsecured notes that mature on August 15, 2026. The notes bear interest at a fixed coupon rate of 3.75%. The notes are exchangeable into the Company’s common shares, at the option of the holder, at a current exchange ratio, subject to adjustment if the Company changes its dividend rate in the future, of 27.6856 shares per $1,000 principal amount of notes (or a current exchange price of $36.1198 per common share). The notes are senior unsecured obligations of the Operating Partnership and are guaranteed by the Company on a senior unsecured basis. On and after August 18, 2011, holders may exchange their notes for cash in an amount equal to the lesser of the exchange value and the aggregate principal amount of the notes to be exchanged, and, at our option, Company common shares, cash or a combination thereof for any excess. Note holders may exchange their notes prior to August 18, 2011 only upon the occurrence of specified events. In addition, on August 18, 2011, August 15, 2016 or August 15, 2021, note holders may require us to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest up to, but excluding, the repurchase date. In no event will the total number of Company common shares issuable upon exchange exceed 4.9 million, subject to adjustments for dividend rate changes. Accordingly, the Company has reserved those shares.

We used the net proceeds from the issuance to repay in full our mortgage debt outstanding with Woodman of the World Life Insurance Society totaling approximately $15.3 million, with an interest rate of 8.86% and an original maturity of September 2010. We also repaid all amounts outstanding under our unsecured lines of credit and a $53.5 million variable rate unsecured term loan with Wells Fargo with a weighted average interest rate of approximately 6.3%. As a result of the early repayment, we recognized a charge for the early extinguishment of the mortgages and term loan of approximately $917,000. The charge, which is included in interest expense, consisted of a prepayment premium of approximately $609,000 and the write-off of deferred loan fees totaling approximately $308,000.

Maturities of the existing long-term debt as of December 31, 2008 are as follows (in thousands):

Year	Amount
2009	$—
2010	—
2011	396,500
2012	—
2013	—
Thereafter	399,500

Subtotal	796,000
Discount	(681)

Total	$795,319

8. Derivatives

In our March 31, 2008 assessment of the two US treasury rate lock derivatives, we concluded that as of March 31, 2008, the occurrence of the forecasted transactions were considered “reasonably possible” instead of “probable”. Accordingly, amounts previously deferred in other comprehensive income remain frozen until the forecasted transaction either affected earnings or subsequently became not probable of occurring. The value of the derivatives as of March 31, 2008 included in other comprehensive income and liabilities was $17.8 million. Also, hedge accounting was discontinued going forward and changes in fair value related to theses two derivatives after April 1, 2008 were recognized in the statement of operations immediately.

In conjunction with the closing of the unsecured term loan facility discussed above, we settled two interest rate lock protection agreements which were intended to fix the US Treasury index at an average rate of 4.62% for an aggregate amount of $200.0 million of new debt for 10 years from July 2008. We originally entered into these agreements in 2005 in anticipation of executing a public debt offering during 2008 that would be based on the 10 year US Treasury rate. Upon the closing of the LIBOR based unsecured term loan facility, we determined that we were unlikely to execute a US Treasury based debt offering. The settlement of the interest rate lock protection agreements, at a total cost of $8.9 million, was reflected as a loss on settlement of US treasury rate locks in our consolidated statements of operations.

In July 2008 and September 2008, we entered into LIBOR based interest rate swap agreements with Wells Fargo Bank, N.A. and BB&T for notional amounts of $118.0 million and $117.0 million respectively. The purpose of these swaps was to fix the interest rate on the $235.0 million outstanding under the term loan facility completed in June 2008. The swaps fixed the one month LIBOR rate at 3.605% and 3.70%, respectively. When combined with the current spread of 160 basis points which can vary based on changes in our debt ratings, these swap agreements fix our interest rate on the $235.0 million of variable rate debt at 5.25% until April 1, 2011.

In accordance with our derivatives policy, the swaps were assessed for effectiveness at the time of the transaction and it was determined that there was no ineffectiveness. The derivatives have been designated as cash flow hedges and will be assessed for effectiveness on an on-going basis at the end of each quarter. Unrealized gains and losses related to the effective portion of our derivatives are recognized in other comprehensive income and gains or losses related to ineffective portions are recognized in the income statement.

The remaining net benefit from a derivative settled during 2005 in accumulated other comprehensive income was an unamortized balance as of December 31, 2008 of $2.4 million. This balance will amortize into the statement of operations through October 2015.

The following table summarizes the notional amounts and fair values of our derivative financial instruments as of December 31, 2008 (in thousands).

Financial Instrument Type	Notional Amount	Average Rate	Maturity	Fair Value
LIBOR based interest rate swaps	$235,000	3.65%	April 2011	$(11,747)

9. Fair Value Measurements

In September 2006, the FASB, issued Statement No. 157, “Fair Value Measurements”, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements. We adopted the provisions of FAS 157 as of January 1, 2008 for financial instruments. Although the adoption of FAS 157 did not materially impact our financial condition, results of operations or cash flow, we are now required to provide additional disclosures as part of our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”, or FAS 159. FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value under generally accepted accounting principles and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of FAS 159 became effective for us on January 1, 2008. As permitted by FAS 159, we elected not to adopt the fair value option.

We are exposed to various market risks, including changes in interest rates. We periodically enter into certain interest rate protection agreements to effectively convert floating rate debt to a fixed rate basis and to hedge anticipated future financings similar to those described in Note 8, Derivatives.

FAS 157 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as follows:

Tier	Description
Level 1	Defined as observable inputs such as quoted prices in active markets
Level 2	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable
Level 3	Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions

The valuation of our financial instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The valuation also includes an adjustment for counterparty risk.

For assets and liabilities measured at fair value on a recurring basis, quantitative disclosure of the fair value for each major category of assets and liabilities is presented below:

	Fair Value Measurements at Reporting Date Using (in thousands)
	Quoted prices in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Liabilities:
Derivative financial instruments(1)	—	$(11,747)	—

(1)	Included in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheet.

The estimated fair value of our debt, consisting of senior unsecured notes, exchangeable notes, unsecured term credit facilities and unsecured lines of credit, at December 31, 2008 and 2007 was $711.8 million and $723.3 million, respectively, and its recorded value was $795.3 million and $706.3 million, respectively. A 1% increase from prevailing interest rates at December 31, 2008 and 2007 would result in a decrease in fair value of total debt by approximately $37.4 million and $38.2 million, respectively. Fair values were determined, based on level 2 inputs, using discounted cash flow analyses with an interest rate or credit spread similar to that of current market borrowing arrangements.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of FAS 157 to January 1, 2009 for us for all nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, our adoption of FAS 157 in 2008 was limited to financial assets and liabilities, and therefore only applied to the valuation of our derivative contracts.

Effective September 30, 2008, we adopted FASB Staff Position 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” or FSP 157-3, which was issued on October 10, 2008. FSP 157-3 clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of FSP 157-3 had no impact on our consolidated financial statements.

10. Partners’ Equity

In May 2007, the Company’s shareholders voted to approve an amendment to the Company’s articles of incorporation to increase the number of Company common shares authorized for issuance from 50.0 million to 150.0 million. Company shareholders also approved by vote the creation of four new classes of preferred shares, each class having 4.0 million shares authorized for issuance with a par value of $.01 per share. No preferred shares from the newly created classes have been issued as of December 31, 2008. All proceeds from common and preferred share issuances by the company are contributed to the Operating Partnership in exchange for common and preferred units.

In February 2006, the Company completed the sale of an additional 800,000 Class C Preferred Shares with net proceeds of approximately $19.4 million. The proceeds, which were contributed to us in exchange for 800,000 preferred units, were used to repay amounts outstanding on our unsecured lines of credit. After the offering, there were 3,000,000 Company Class C Preferred Shares (and Operating Partnership preferred units) outstanding.

As mentioned in Note 7 above, in August 2006 the Operating Partnership issued $149.5 million of exchangeable senior unsecured notes that mature on August 15, 2026. The notes are exchangeable into the Company’s common shares, at the option of the holder, at a current exchange ratio, subject to adjustment if the Company changes its dividend rate in the future, of 27.6856 shares per $1,000 principal amount of notes (or a current exchange price of $36.1198 per common share). In no event will the total number of common shares issuable upon exchange exceed 4.9 million, subject to adjustments for dividend rate changes. Accordingly, the Company has reserved those shares.

At December 31, 2008 and 2007, the ownership interests of the Operating Partnership consisted of the following:

	2008	2007
Preferred units:
Limited partner	3,000,000	3,000,000

Common units:
General partner	150,000	150,000
Limited partners	18,717,056	18,547,926

Total common units	18,867,056	18,697,926

11. Earnings Per Unit

A reconciliation of the numerators and denominators in computing earnings per share in accordance with FASB Statement No. 128, “Earnings per Share”, for the years ended December 31, 2008, 2007 and 2006 is set forth as follows (in thousands, except per unit amounts):

	2008	2007	2006
NUMERATOR
Income from continuing operations	$32,403	$32,972	$29,435
Less applicable preferred unit distributions	(5,625)	(5,625)	(5,433)

Income from continuing operations available to common unitholders	26,778	27,347	24,002
Discontinued operations	—	118	14,198

Net income available to common unitholders	$26,778	$27,465	$38,200
DENOMINATOR
Basic weighted average common units	18,575	18,444	18,333
Effect of exchangeable notes	—	239	59
Effect of outstanding options	69	107	120
Effect of unvested restricted unit awards	71	78	62

Diluted weighted average common units	18,715	18,868	18,574

Basic earnings per common unit:
Income from continuing operations	$1.44	$1.48	$1.31
Discontinued operations	—	.01	.77

Net income	$1.44	$1.49	$2.08

Diluted earnings per common unit:
Income from continuing operations	$1.43	$1.45	$1.29
Discontinued operations	—	.01	.77

Net income	$1.43	$1.46	$2.06

Our $149.5 million of exchangeable notes are included in the diluted earnings per unit computation, if the effect is dilutive, using the treasury stock method. In applying the treasury stock method, the effect will be dilutive if the average market price of the Company’s common shares for at least 20 trading days in the 30 consecutive trading days at the end of each quarter is higher than the exchange rate of $36.1198 per Company common share.

The computation of diluted earnings per unit excludes options to purchase common units when the exercise price is greater than the average market price of the common units for the period. The market price of a common unit is considered to be equivalent to twice the market price of a Company common share. No options were excluded from the 2008, 2007 or 2006 computations.

Restricted unit awards are included in the diluted earnings per unit computation if the effect is dilutive, using the treasury stock method. All restricted units issued are included in the calculation of diluted weighted average common units outstanding for all years presented. If the unit based awards were granted during the period, the units issuable are weighted to reflect the portion of the period during which the awards were outstanding.

12. Unit-Based Compensation

We have an equity based compensation plan, the Amended and Restated Incentive Award Plan, or the Plan, approved by the Company’s shareholders, which covers the Company’s independent directors and our employees. We may issue up to 3.0 million common units under the Plan. We have granted 1,792,850 options, net of options forfeited, and 436,125 restricted unit awards, net of restricted unit awards forfeited, through December 31, 2008. The amount and terms of the awards granted under the plan are determined by the Share and Unit Option Committee of the Company’s Board of Directors.

All non-qualified share and unit options granted under the Plan expire 10 years from the date of grant and 20% of the options become exercisable in each of the first five years commencing one year from the date of grant. Options are generally granted with an exercise price based on the market price of the Company’s common shares on the day of grant. Common units issued upon exercise of unit options are exchangeable for two of the Company’s common shares. There were no option grants in 2008, 2007 and 2006.

During 2008, 2007 and 2006, the Company’s Board of Directors approved the grant of 190,000, 170,000 and 164,000 restricted common shares, respectively, to the Company’s independent directors and all of the Company’s officers. The Company receives one common unit from the Operating Partnership for every two restricted shares issued by the Company. The restricted common shares granted to the Company’s independent directors vest ratably over a three year period. The restricted common shares issued to Company officers vest ratably over a five year period. For all of the restricted awards described above, the grant date fair value of the award was determined based upon the market price of the Company’s common shares on the date of grant and the associated compensation expense is being recognized in accordance with the vesting schedule of each grant.

We recorded unit based compensation expense in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively, as follows (in thousands):

	2008	2007	2006
Restricted unit awards	$5,181	$3,815	$2,210
Options	211	244	465

Total unit based compensation	$5,392	$4,059	$2,675

Unit based compensation expense capitalized as a part of rental property and deferred lease costs during the years ended December 31, 2008, 2007 and 2006 was $143,000, $80,000 and $212,000, respectively.

Options outstanding at December 31, 2008 had the following weighted average exercise prices and weighted average remaining contractual lives:

	Options Outstanding			Options Exercisable
Range of exercise prices	Options	Weighted average exercise price	Weighted average remaining contractual life in years	Options	Weighted average exercise price
$18.625 to $22.125	9,400	$18.63	1.18	9,400	$18.63
$38.76 to $38.83	96,328	38.82	5.32	48,668	38.81
$47.25 to $47.92	3,500	47.35	5.92	2,400	47.25

	109,228	$37.35	4.98	60,468	$36.01

A summary of option activity under our Amended and Restated Incentive Award Plan as of December 31, 2008 and changes during the year then ended is presented below (aggregate intrinsic value amount in thousands):

Options	Units	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Outstanding as of December 31, 2007	184,078	$36.70
Granted	—	—
Exercised	(74,130)	35.72
Forfeited	(720)	38.83

Outstanding as of December 31, 2008	109,228	$37.35	4.98	$3,891

Vested and Expected to Vest as of December 31, 2008	108,737	$37.35	4.98	$3,875
Exercisable as of December 31, 2008	60,468	$36.01	4.70	$2,236

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $3.2 million, $2.7 million and $2.1 million, respectively.

The following table summarizes information related to unvested restricted units outstanding as of December 31, 2008:

Unvested Restricted Unit Awards	Number of units	Weighted average grant date fair value
Unvested at December 31, 2007	192,802	$67.64
Granted	95,000	74.08
Vested	(70,200)	58.32
Forfeited	—	—

Unvested at December 31, 2008	217,602	$73.45

The total value of restricted unit awards vested during the years ended 2008, 2007 and 2006 was $5.1 million, $4.2 million and $2.5 million, respectively.

As of December 31, 2008, there was $13.0 million of total unrecognized compensation cost related to unvested unit-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.3 years.

13. Employee Benefit Plans

We have a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the “401(k) Plan”), which covers substantially all of our officers and employees. The 401(k) Plan permits our employees, in accordance with the provisions of Section 401(k) of the Code, to defer up to 20% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Employee contributions are fully vested and receive a matching contribution equal to 100% of the deferral contributions per pay period which do not exceed 3% of the compensation per pay period, plus 50% of the deferral contributions per pay period which exceed 3% but do not exceed 5% of compensation per pay period. Employees are immediately 100% vested in the matching contribution. The employer matching contribution expense for the years ended 2008, 2007 and 2006 were approximately $384,000, $104,000 and $102,000, respectively.

14. Other Comprehensive Income (Loss)

Total comprehensive income for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

	2008	2007	2006
Net income	$32,403	$33,090	$43,633

Other comprehensive income (loss):
Reclassification adjustment for amortization of gain on settlement of US treasury rate lock included in net income	(276)	(261)	(246)
Reclassification adjustment for termination of US treasury rate locks	17,760	—	—
Change in fair value of treasury rate locks	(9,006)	(9,497)	1,055
Change in fair value of cash flow hedges	(11,747)	—	—
Change in fair value of our portion of our unconsolidated joint ventures’ cash flow hedges	(694)	(1,645)	115

Other comprehensive income (loss)	(3,963)	(11,403)	924

Total comprehensive income	$28,440	$21,687	$44,557

15. Supplementary Income Statement Information

The following amounts are included in property operating expenses in income from continuing operations for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Advertising and promotion	$17,678	$16,652	$16,419
Common area maintenance	35,489	32,363	29,216
Real estate taxes	14,718	13,847	12,574
Other operating expenses	14,012	11,521	10,093

	$81,897	$74,383	$68,302

16. Lease Agreements

We are the lessor of over 1,900 stores in our 30 wholly-owned factory outlet centers, under operating leases with initial terms that expire from 2009 to 2030. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2008, excluding the effect of straight-line rent and percentage rentals, are as follows (in thousands):

2009	$147,839
2010	128,890
2011	105,686
2012	81,049
2013	53,572
Thereafter	131,421

$648,457

17. Commitments and Contingencies

Our non-cancelable operating leases, with initial terms in excess of one year, have terms that expire from 2009 to 2046. Annual rental payments for these leases totaled approximately $3.9 million, $3.9 million and $3.2 million, for the years ended December 31, 2008, 2007 and 2006, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

2009	$4,372
2010	4,206
2011	3,703
2012	3,044
2013	2,760
Thereafter	76,312

$94,397

We are also subject to legal proceedings and claims which have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations, financial condition or cash flows.

18. Subsequent Events

On January 5, 2009, we purchased the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture for a cash price of $32.0 million which was net of the assumption of the existing mortgage loan of $35.8 million. The acquisition was funded by amounts available under our unsecured lines of credit. As discussed previously in Note 4, we have owned a 50% interest in the Myrtle Beach Hwy 17 joint venture since its formation in 2001 and accounted for it under the equity method. The joint venture is now 100% owned by us and will be consolidated in 2009.

As previously noted, FAS 141R became effective for business acquisitions completed after January 1, 2009. The following table illustrates the fair value of the total consideration transferred and the amounts of the identifiable assets acquired and liabilities assumed at the acquisition date (in thousands):

Cash	$32,000
Debt assumed	35,800

Fair value of total consideration transferred	67,800
Fair value of our equity interest in Myrtle Beach Hwy 17 held before the acquisition	31,957

Total	$99,757

The following table summarizes the allocation of the purchase price to the identifiable assets acquired and liabilities assumed as of January 5 2009, the date of acquisition and the weighted average amortization period by major intangible asset class (in thousands):

	Value	Weighted amortization period
Buildings, improvements and fixtures	$81,344

Deferred lease costs and other intangibles
Below market lease value	(2,358)	5.8
Below market land lease value	4,807	56
Lease in place value	7,998	4.4
Tenant relationships	7,274	8.8
Present value of lease & legal costs	1,145	4.9

Total deferred lease costs and other intangibles	18,866

Subtotal	100,210
Debt discount	1,117
Fair value of interest rate swap assumed	(1,527)
Fair value of identifiable assets and liabilities assumed, net	(43)

Net assets acquired	$99,757

The fair value of the acquired identifiable intangible assets is provisional pending receipt of the final valuations of those assets. There was no contingent consideration associated with this acquisition. We incurred approximately $28,000 in third-party acquisition related costs for the Myrtle Beach Hwy 17 acquisition which were expensed as incurred. As a result of acquiring the remaining 50% interest in Myrtle Beach Hwy 17, our previously held interest was remeasured at fair value, resulting in a gain of approximately $31.5 million.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

For the Year Ended December 31, 2008 (in thousands)

Description		Encum- brances(4)	Initial cost to Company		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at Close of Period 12/31/08(1)			Accumulated Depreciation	Date of Construction		Life Used to Compute Depreciation in Income Statement
Outlet Center Name	Location		Land	Buildings, Improve- ments & Fixtures	Land	Buildings Improve- ments & Fixtures	Land	Buildings, Improve- ments & Fixtures	Total
Barstow	Barstow, CA	$—	$3,281	$12,533	$—	$19,615	$3,281	$32,148	$35,429	$11,076	1995		(2)
Blowing Rock	Blowing Rock, NC	—	1,963	9,424	—	4,328	1,963	13,752	15,715	5,310	1997	(3)	(2)
Branson	Branson, MO	—	4,407	25,040	395	12,443	4,802	37,483	42,285	19,315	1994		(2)
Charleston	Charleston, SC	—	10,353	48,877	—	1,143	10,353	50,020	60,373	6,010	2006		(2)
Commerce I	Commerce, GA	—	755	3,511	492	12,212	1,247	15,723	16,970	9,721	1989		(2)
Commerce II	Commerce, GA	—	1,262	14,046	708	27,293	1,970	41,339	43,309	18,106	1995		(2)
Foley	Foley, AL	—	4,400	82,410	693	36,875	5,093	119,285	124,378	16,438	2003	(3)	(2)
Gonzales	Gonzales, LA	—	679	15,895	—	19,600	679	35,495	36,174	15,436	1992		(2)
Hilton Head	Bluffton, SC	—	9,900	41,504	469	5,953	10,369	47,457	57,826	9,536	2003	(3)	(2)
Howell	Howell, MI	—	2,250	35,250	—	3,972	2,250	39,222	41,472	8,776	2002	(3)	(2)
Kittery-I	Kittery, ME	—	1,242	2,961	229	1,600	1,471	4,561	6,032	3,741	1986		(2)
Kittery-II	Kittery, ME	—	1,450	1,835	—	735	1,450	2,570	4,020	1,828	1989		(2)
Lancaster	Lancaster, PA	—	3,691	19,907	—	14,273	3,691	34,180	37,871	18,162	1994	(3)	(2)
Lincoln City	Lincoln City, OR	—	6,500	28,673	268	6,167	6,768	34,840	41,608	6,378	2003	(3)	(2)
Locust Grove	Locust Grove, GA	—	2,558	11,801	—	18,995	2,558	30,796	33,354	13,539	1994		(2)
Myrtle Beach 501	Myrtle Beach, SC	—	10,236	57,094	—	27,363	10,236	84,457	94,693	11,782	2003	(3)	(2)
Nags Head	Nags Head, NC	—	1,853	6,679	—	4,207	1,853	10,886	12,739	4,284	1997	(3)	(2)
Park City	Park City, UT	—	6,900	33,597	343	15,288	7,243	48,885	56,128	7,317	2003	(3)	(2)
Rehoboth	Rehoboth Beach, DE	—	20,600	74,209	1,876	21,725	22,476	95,934	118,410	15,069	2003	(3)	(2)
Riverhead	Riverhead, NY	—	—	36,374	6,152	79,934	6,152	116,308	122,460	51,291	1993		(2)
San Marcos	San Marcos, TX	—	1,801	9,440	16	43,119	1,817	52,559	54,376	23,517	1993		(2)
Sanibel	Sanibel, FL	—	4,916	23,196	—	9,514	4,916	32,710	37,626	11,446	1998	(3)	(2)
Sevierville	Sevierville, TN	—	—	18,495	—	35,447	—	53,942	53,942	19,682	1997	(3)	(2)
Seymour	Seymour, IN	—	1,084	1,891	—	—	1,084	1,891	2,975	1,797	1994		(2)
Terrell	Terrell, TX	—	523	13,432	—	8,541	523	21,973	22,496	12,892	1994		(2)
Tilton	Tilton, NH	—	1,800	24,838	29	7,840	1,829	32,678	34,507	5,670	2003	(3)	(2)
Tuscola	Tuscola, IL	—	1,600	15,428	43	1,374	1,643	16,802	18,445	3,375	2003	(3)	(2)
Washington	Washington, PA	—	5,612	91,288	—	—	5,612	91,288	96,900	1,461	2008		(2)
West Branch	West Branch, MI	—	319	3,428	120	8,853	439	12,281	12,720	6,474	1991		(2)
Westbrook	Westbrook, CT	—	6,264	26,991	4,233	3,541	10,497	30,532	41,029	5,201	2003	(3)	(2)
Williamsburg	Williamsburg, IA	—	706	6,781	718	15,062	1,424	21,843	23,267	14,668	1991		(2)

		$—	$118,905	$796,828	$16,784	$467,012	$135,689	$1,263,840	$1,399,529	$359,298

(1)	Aggregate cost for federal income tax purposes is approximately $1,464,825. Building, improvements & fixtures includes amounts included in construction in progress on the consolidated balance sheet.
(2)	The Operating Partnership generally uses estimated lives ranging from 25 to 33 years for buildings and 15 years for land improvements. Tenant finishing allowances are depreciated over the initial lease term.
(3)	Represents year acquired.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES

SCHEDULE III—(Continued)

REAL ESTATE AND ACCUMULATED DEPRECIATION

For the Year Ended December 31, 2008 (in thousands)

The changes in total real estate for the three years ended December 31, 2008 are as follows:

	2008	2007	2006
Balance, beginning of year	$1,287,137	$1,216,847	$1,152,866
Improvements	115,525	85,415	87,045
Dispositions	(3,133)	(15,125)	(23,064)

Balance, end of year	$1,399,529	$1,287,137	$1,216,847

The changes in accumulated depreciation for the three years ended December 31, 2008 are as follows:

	2008	2007	2006
Balance, beginning of year	$312,638	$275,372	$253,765
Depreciation for the period	49,793	50,508	40,440
Dispositions	(3,133)	(13,242)	(18,833)

Balance, end of year	$359,298	$312,638	$275,372

The exchange agent for the exchange offer is:

U.S. Bank N.A.

U.S. Bank National Association

60 Livingston Ave

St Paul MN 55107

Corporate Trust Division

Toll Free: (800) 934-6802

The information agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 723

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 387-1500

The lead dealer manager for the exchange offer is:

Goldman, Sachs & Co.

One New York Plaza, 48th Floor

New York, New York 10004

Toll Free: (800) 828-3182

Collect: (212) 357-4692

Attn: Liability Management Group